Form 20-F
period 2006-06-30
Farallon Resources Ltd.
filed 2007-01-16
CIK 1342645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-51641

FARALLON RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)
Suite 1020, 800 West Pender Street
Vancouver, British Columbia
Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 105,822,331 as of June 30, 2006

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ]   No [   ]

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes [   ]   No [ x ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [   ]   No [ x ]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ]    No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b 2 of the Exchange Act.

   [   ] Large Accelerated Filer     [   ] Accelerated Filer     [ x ] Non Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [ x ]   Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes [   ]   No [ x ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

T A B L E   O F   C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to “Farallon” and the “Company” refer to Farallon Resources Ltd. and its consolidated subsidiaries.

The Company uses the United States dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in United States dollars, unless otherwise indicated. References to "C$" refer to Canadian dollars.

Except as noted, the information set forth in this Annual Report is as of December 27, 2006 and all information included in this document should only be considered correct as of such date.

References to this “Annual Report” are references to this Annual Report on Form 20-F for the fiscal period ended June 30, 2006.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Farallon to be materially different from any future results, performance or achievements of Farallon expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D “Risk Factors.” The statements contained in Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

GLOSSARY OF TERMS USED IN THIS FORM 20-F

Certain terms used herein are defined as follows:

Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.

Autoclave	See Pressure Oxidation below.

Cyanidation

A dilute solution of sodium (or potassium) cyanide in the presence of atmospheric oxygen causes the dissolution of gold and silver, which are subsequently removed and purified to final commercial metal products.

Common Shares	Farallon’s common shares without par value being the only class or kind of Farallon’s authorized capital.

Concession

Mining rights granted by the Mexican government through the Consejo. As of changes to the mining law in 2005, there is only one kind of concession. These are subject to certain requirements and conditions during the exploration and exploitation stages.

Consejo

The Consejo de Recursos Minerales is a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Energy, Mines and Governmental Industry. The Consejo is obligated, under the “Mining Law of Mexico”, made effective September 25, 1992, to identify and record the potential mineral resources of Mexico, to assist the government with the promotion and development of such resources and to determine which resources should be made available as Concessions.

Consejo Agreement

An agreed program of exploration to be conducted on an exploration concession in order to fulfill the terms of the open bid proposal pursuant to which such concession was awarded by the Consejo. Farallon has exercised an option to acquire its Concessions forming the principal part of its Concessions from the original owner who originally acquired it subject to the underlying Consejo Agreement.

Flotation

A process of mineral separation, in which after the mined rock is crushed and finely ground, and subjected to chemicals that cause the metal-bearing minerals to be separated from the rest of the rock to produce a concentrate.

Hydrometallurgy	Processing of economic minerals into their commercial metal elements and economic/waste by-products by chemical means.

Massive Sulfide	Mineralized rock rich in sulfide minerals (greater than 50%).

Minas

The Direccion General de Minas - the Mexican Director of Mines, who is the public official responsible for the admittance and analysis of Concession applications and the reports and filings required by the federal laws of Mexico.

Mineral Deposit	A deposit of mineralization, which may or may not be ore, the determination of which requires a comprehensive feasibility study.

Mineral Reserve

Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a ‘reserve’ as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Mineral Resource

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a “Mineral Resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” of the Securities and Exchange Commission does not define or recognize resources. As used in this Annual Report, “resources” are as defined in National Instrument 43-101.

Mineral Symbols	Ag – silver; Au – gold; Ba – barium; Ca – calcium; Cu – copper; Fe – iron; K– potassium; Pb – lead; Na – sodium; Zn – Zinc.

Pressure Oxidation

Controlled oxidation of sulfide minerals in a pressure vessel, called an autoclave, in the presence of heat and pure oxygen. The sulfide minerals are changed from sulfide compounds to soluble oxide compounds while the released sulfur is converted to sulfuric acid and elemental sulfur.

Pesos	The legal currency of Mexico.

Solvent Extraction/ Electrowinning (SX/EW)

Solvent Extraction is the technique of transferring a solute from one solution to another, for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

Sulfide	Group of minerals consisting of metals combined with sulfur; common metallic ores.

TSX	The Toronto Stock Exchange (formerly the TSE), Toronto, Ontario, Canada.

Vein	A tabular or sheet like mineral deposit with identifiable walls, often filling a fracture or fissure.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated financial data derived from the audited consolidated financial statements of Farallon for the last five fiscal years ended June 30, 2006, 2005, 2004, 2003, and 2002. This information should be read in conjunction with the consolidated financial statements for the three years ended June 30, 2006 included elsewhere in this Annual Report.

Farallon’s 2006 annual financial statements have been audited by its current independent auditor, KPMG LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 12 to the annual financial statements provides descriptions of material measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they relate to Farallon and a reconciliation of Farallon’s financial statements to US GAAP.

All information provided in the Summary of Financial Information below and in this Annual Report is presented in US dollars ("$" or “US$”), unless indicated otherwise, and is in accordance with Canadian GAAP (except as set out in the two tables below).

SUMMARY OF FINANCIAL INFORMATION
IN FARALLON’S FINANCIAL STATEMENTS

Consolidated Statements of	Years ended June 30
Operations Data
	2006	2005	2004	2003	2002
Interest income
Canadian GAAP	313,389	268,513	76,110	16,697	7,967
US GAAP	313,389	268,513	76,110	16,697	7,967
Foreign exchange gain
(loss)
Canadian GAAP	812,696	19,266	(273,484)	(52,041)	(26,364)
US GAAP	812,696	19,266	(273,484)	(52,041)	(26,364)
Recovery of accounts
receivable previously
written off
Canadian GAAP	–	–	152,065	–	–
US GAAP	–	–	152,065	–	–

Gain on sale of buildings
and equipment
Canadian GAAP	–	3,141	–	–	197,063
US GAAP	–	3,141	–	–	197,063
Recovery of value-added
taxes paid
Canadian GAAP	–	–	273,646	211,717	–
US GAAP	–	–	273,646	211,717	–

Stock-based compensation
Canadian GAAP	1,033,268	771,951	831,337	1,733	–
US GAAP	1,033,268	771,951	831,337	1,733	–
Net loss from operations
and continuing operations
Canadian GAAP	(12,457,013)	(12,431,831)	(2,408,885)	(943,394)	(834,903)
US GAAP	(12,457,013)	(12,431,831)	(2,408,885)	(943,394)	(834,903)

Consolidated Statements of	Years ended June 30
Operations Data
	2006	2005	2004	2003	2002
Basic and diluted earnings
(loss) per common share
Canadian GAAP	(0.12)	(0.15)	(0.05)	(0.03)	(0.04)
US GAAP	(0.12)	(0.15)	(0.05)	(0.03)	(0.04)

BALANCE SHEETS	As at June 30

	2006	2005	2004	2003	2002

Working capital (deficiency)
Canadian GAAP	5,566,615	13,926,287	5,691,935	(677,325)	100,946
US GAAP	5,566,615	13,926,287	5,691,935	(677,325)	100,946
Total assets
Canadian GAAP	15,516,495	23,996,334	14,889,452	9,308,746	10,958,043
US GAAP	15,516,495	23,996,334	14,889,452	9,308,746	10,958,043
Buildings and equipment
Canadian GAAP	302,281	384,324	88,987	129,019	171,352
US GAAP	302,281	384,324	88,987	129,019	171,352
Mineral property interests
Canadian GAAP	8,963,127	8,963,127	8,963,127	8,963,127	8,963,127
US GAAP	8,963,127	8,963,127	8,963,127	8,963,127	8,963,127
Total liabilities
Canadian GAAP	684,472	722,596	145,403	893,925	1,722,618
US GAAP	684,472	722,596	145,403	893,925	1,722,618
Share capital
Canadian GAAP	77,082,934	73,800,541	52,851,474	44,944,698	44,823,641
US GAAP	77,082,934	73,800,541	52,851,474	44,944,698	44,823,641
Contributed surplus
Canadian GAAP	1,578,428	845,523	833,070	1,733	—
US GAAP	1,597,949	865,044	852,591	21,254	19,521
Deficit
Canadian GAAP	(63,829,339)	(51,372,326)	(38,940,495)	(36,531,610)	(35,588,216)
US GAAP	(63,848,860)	(51,391,847)	(38,960,016)	(36,551,131)	(35,607,737)
Shareholders equity
Canadian GAAP	14,832,023	23,273,738	14,744,049	8,414,821	9,235,425
US GAAP	14,832,023	23,273,738	14,744,049	8,414,821	9,235,425
Number of outstanding
common shares at end of
period
Number	105,822,331	99,244,985	59,636,536	32,638,134	32,223,284

No cash or other dividends have ever been declared by Farallon.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The securities of Farallon are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Farallon for a prospective investor should not consider an investment in Farallon unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with Farallon’s business include:

As Farallon’s mineral properties do not contain any reserves or any known body of economic mineralization, Farallon may not discover commercially exploitable quantities of mineralization on its mineral properties that would enable it enter into commercial production, achieve revenues and recover the money it spends on exploration.

Farallon’s properties do not contain reserves in accordance with the definitions adopted by the United States Securities and Exchange Commission (“SEC”) and there is no assurance that any feasibility studies carried out by Farallon will establish reserves. The Company’s Campo Morado Project (see Item 4) is in the exploration stage as opposed to the development stage and has no known body of economic mineralization. The known mineralization at these projects has not yet been determined to be economic mineralization, and may never be determined to be economically viable. Farallon has conducted several phases of exploration on the Campo Morado Project and plans to conduct further exploration activities, including the completion of feasibility studies necessary to evaluate whether a commercial mineable orebody exists on the Campo Morado Property. There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of mineralization. Any determination that Farallon’s properties contain commercially recoverable quantities of mineralization may not be reached until such time that final comprehensive feasibility studies have been concluded that establish that a potential mine is likely to be economic. There is a substantial risk that any preliminary or final feasibility studies carried out by Farallon will not result in a positive determination that the Campo Morado Project can be commercially developed.

Farallon’s exploration activities on the Campo Morado Property may not be commercially successful, which could lead Farallon to abandon its plans to develop the property and its investments in exploration.

Farallon’s long-term success depends on its ability to establish commercially recoverable quantities of mineralization on the Campo Morado Property that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold, silver, copper, zinc and lead exploration is determined in part by the following factors:

  the identification of potential gold, silver, copper, zinc and lead mineralization based on superficial analysis;
  availability of government-granted exploration permits;
  the quality of management and geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Farallon may invest significant capital and resources in exploration activities and abandon such investments if it is unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of Farallon’s common shares and impair Farallon’s ability to raise future financing. Farallon cannot provide any assurance to investors that it will discover or acquire any mineralized material in sufficient quantities on any of its properties to justify commercial operations. Further, Farallon will not be able to recover the funds that it spends on exploration if it is not able to establish commercially recoverable quantities of ore on the Campo Morado Project.

The Mineral Resources estimates presented by Farallon for the Campo Morado Project are estimates only and there is no assurance that these resources represent economically recoverable mineralization.

Farallon has included mineral resource estimates that have been made in accordance with Canadian National Instrument 43-101. These resources estimates are classified as “indicated resources” and “inferred resources”. Farallon advises investors that while these terms are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as “inferred resources” will ever be converted into reserves. Further, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Farallon cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that any identified mineral deposit on the Campo Morado Property will ever qualify as a commercially mineable (or viable) orebody that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineralization, grade or stripping ratio, or metal prices may affect the economic viability of Farallon’s properties. In addition, Farallon cannot be certain that metal recoveries obtained from small-scale laboratory tests will be duplicated in larger scale tests, under on-site conditions or during production.

Testing so far has indicated that some of the Campo Morado deposits are amenable to a less conventional and more expensive technique for metal recovery, referred to as hydrometallurgy. If a mine at the Campo Morado project is developed utilizing hydrometallurgical processing, Farallon may incur increased costs and delays as a result of using a newer and more expensive technology.

The Campo Morado deposits contain gold, silver, copper, lead and zinc mineralization. Since 1996, Farallon has investigated several process options for recovering saleable metals from the ore that would be extracted from the Campo Morado deposit if mining was commenced. Farallon has investigated a conventional method of recovering metals that is known as Flotation, followed by smelting, and a less conventional technique called hydrometallurgy. Hydrometallurgy is a more expensive means of metal recovery than conventional Flotation because of the additional cost to build and operate the facility. Farallon’s initial engineering and pilot plant (larger than a laboratory bench-scale) testing work indicated that the best recoveries of saleable metals from some of the Campo Morado deposits are obtained using hydrometallurgical techniques. For these deposits, the increased cost of Hydrometallurgy recovery over conventional flotation is warranted in view of the increased recoveries. To date, there is no assurance that the recovery results that were achieved in the pilot plant testing will be achieved in actual operations if a mine at the Campo Morado project is developed. Further, there is no assurance that the increased cost of recovery using Hydrometallurgy recovery, as opposed to conventional Flotation, will be recovered through revenues from increased recoveries of saleable minerals. Finally, although Hydrometallurgy recovery techniques are being used at several operations and are becoming more acceptable as time and experience reduces costs, they are generally more costly than Flotation processes. Accordingly, Farallon may experience technical and engineering difficulties resulting in increased costs and delays as a result of implementing less conventional technology for mineral recovery for those deposits requiring Hydrometallurgy. These risks could cause the Campo Morado Project not to be economically viable.

Farallon must continue to maintain the concessions that comprise the Campo Morado Property in good standing in order to maintain its rights to continue exploration and, if warranted, the development of the Campo Morado Project.

The Campo Morado Property is comprised of concessions that have been granted under Mexican mining law. Farallon must pay an annual surface tax and complete an investment or achieve production for each concession in accordance with a sliding scale based upon the area and age of the claim. Farallon’s failure to maintain the concessions that comprise the Campo Morado Property in good standing could cause it to lose its interest in these mineral properties, with the result that Farallon would lose its rights to continue exploration and, if warranted, the development of the Campo Morado Project.

As Farallon has no history of earnings and no foreseeable earnings, Farallon may never achieve profitability or pay dividends.

Farallon has a long history of losses and there can be no assurance that Farallon will ever be profitable. Farallon has paid no dividends on its shares since incorporation. Farallon presently has no ability to generate earnings as its mineral properties are in the exploration stage. If Farallon is successful in developing the Campo Morado Project, Farallon anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Farallon does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Farallon’s board of directors, which will take into account many factors including Farallon’s operating results, financial conditions and anticipated cash needs. For these reasons, Farallon may never achieve profitability or pay dividends.

Farallon’s consolidated financial statements have been prepared assuming Farallon will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern.

Farallon’s consolidated financial statements have been prepared on the basis that Farallon will continue as a going concern. At June 30, 2006, Farallon had working capital of approximately $5.6 million. This together with the Cdn$7.5 million gross proceeds from the recent private placement and Cdn$80 million gross proceeds from the recent public offering is sufficient to allow Farallon to fund its current exploration program. However, these funds may not be sufficient to meet its planned business objectives. Management recognizes that Farallon may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Farallon will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Farallon is unable to obtain adequate additional financing, Farallon will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Farallon's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

As the Campo Morado Property is Farallon’s only material mineral property, Farallon is economically dependent on the Campo Morado Property in achieving its business objectives. The failure of Farallon to establish that the Campo Morado Property possesses commercially viable deposits of mineralization or the loss of the Campo Morado property due to Farallon’s outstanding litigation may force Farallon to abandon the Campo Morado Property which could result in a significant decline in the trading price of Farallon’s common shares.

The Campo Morado Property is Farallon’s only material mineral property and as a result, Farallon is economically dependent on the Campo Morado Property for the achievement of its business objectives. Farallon’s principal business objective is to carry out further exploration activities to establish whether the Campo Morado Property possess commercially viable deposits of ore. If Farallon is not successful with its exploration activities to determine commercially viable deposits, or if Farallon loses its interest in the Campo Morado Property due to its outstanding litigation, Farallon would not be able to continue its operations on the Campo Morado Property and would be forced to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Farallon anticipates that such an outcome would result in a significant decline in the trading price of Farallon’s common shares.

As there is no established market for Farallon’s securities in the United States, U.S. investors may not be able to sell their common share of Farallon within the United States.

There is no established market in the United States of America for Farallon’s securities. Accordingly, investors must rely on Canadian equity markets to trade in Farallon’s securities. Such markets might not have the liquidity found in markets in the United States, resulting in investors being unable to dispose of Farallon’s securities.

If Farallon was to lose the services of Dick Whittington or other members of its management team, then it may be delayed in its plan of operations for the Campo Morado Project and its operating expenses may be increased.

Farallon relies on the services of Dick Whittington, who is president and Chief Executive Officer of the Company and other members of its management team to carry out its plan of operations. Mr Whittington is the only member of the Company’s management team that provides his services on a full time basis. Farallon does not maintain life insurance or key man insurance for such personnel. Farallon’s success is dependent on the performance of key personnel working in management, supervisory and administrative capacities, or as consultants in advancing its corporate objectives. The loss of the services of Mr Whittington, senior management or key personnel who are capable of managing Farallon’s business activities will result in Farallon being required to identify and engage qualified management to replace Mr Whittington or other members of the management team. The time and expense involved in this process could result in a delay in Farallon completing its planned exploration programs. The loss of Mr Whittington as Chief Executive Officer and sole full time member of the management team could result in the most extensive delay as Farallon would be required to locate, engage and orient a new chief executive officer. The services of Mr Whittington and other members of Farallon’s management team are provided pursuant to a contract with Hunter Dickinson Inc, a related party by virtue of common directors, and do not have a direct employment contract with Farallon. If Farallon was to lose the services of Mr Whittington or other members of its management team, Farallon’s plan of operations for the Campo Morado Property may be affected and its operating expenses may be increased.

If Farallon loses the services of the independent contractors that it engages to undertake its exploration, then Farallon’s plan of operations may be delayed or be more expensive to undertake than anticipated.

Farallon’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Inc. Farallon has contracted the services of professional drillers and other contractors for exploration, environmental and engineering services. Poor performance by such contractors or the loss of such services could result in the exploration activities planned to be undertaken by Farallon being delayed or being more expensive to undertake than anticipated.

Farallon may lose the ability to continue exploration and, if warranted, development of the Campo Morado Property in the event that it does not own valid title to its mining claims and leases.

Farallon is the owner of concessions to the mineral properties that comprise the Campo Morado Project. Farallon’s ownership of these concessions should not be construed as a guarantee that title to such interests will not be challenged or impugned. The concessions may be subject to prior unregistered agreements or transfers or claims on title. The concessions may also be affected by undetected defects. If Farallon does not have valid title to its concessions, then it may lose the rights to continue exploration and, if warranted, the development of the Campo Morado Project.

The unsuccessful resolution of litigation relating to the Campo Morado Property may result in Farallon losing its interest in the Campo Morado Property.

The Campo Morado Project has been the subject of litigation for over eight years in lawsuits in Canada, the United States and Mexico. Farallon won unappealable decisions in the Canadian and U.S. lawsuits while its successes in the Mexican courts have continued to be challenged with appeals and new suits. While Farallon believes in the merits of its position and case, there can be no certainty of the ultimate outcome. See “Legal Proceedings” in Item 8A below.

On January 2004, a Panamanian company, Wiltz Investment SA. commenced a lawsuit against Farallon. The plaintiff's petition seeks the rescission of the option agreement between Minera Summit de Mexico SA de CV and Farallon Minera Mexicana SA de CV with respect to the rights derived from some of the mining concessions of the Campo Morado Project. The plaintiff is also seeking the vacating of these mining concessions by Farallon, the payment of leasing for the use and exploitation of the mining claims, and the payment of the costs originated by the lawsuit. Farallon filed its response to this action on December 2004 before the Second District Court for the Fifth Circuit in Sonora State. If Farallon is not successful in defending this action, Farallon will lose its interest in the Campo Morado Property with the result that it would be forced to abandon its efforts to continue exploration and, if warranted, development of the Campo Morado Property. In this event, Farallon anticipates that the trading price of its common shares will decrease significantly and Farallon may not be able to raise the additional financing that will be required to finance Farallon to sustain its business operations. Further, the continued presence of this litigation may impair the ability of Farallon to obtain additional financing for the further exploration and, if warranted, development of the Campo Morado Property. The inability to obtain financing would result in Farallon’s inability to complete its exploration activities and, if warranted, development of the Campo Morado Property.

Political instability and uncertainty in Mexico could increase the cost to Farallon of carrying out its plan of operations, delay its exploration and, if warranted, development activities and make it more difficult for Farallon to obtain additional financing.

The majority of Farallon’s operations and its only mineral property is located in Mexico. Operating in a foreign country, particularly Mexico, usually involves great uncertainties relating to political and economic matters. Any change of government may result in changes to government legislation and policy. These changes in legislation and policy may include changes that impact on Farallon’s ownership of the Campo Morado Property and its ability to continue exploration and, if warranted, development of the Campo Morado Project. Further, changes in the government in Mexico may result in political and economic uncertainty which may cause Farallon to delay its plan of operations or which may decrease the willingness of investors to provide financing to Farallon. Accordingly, changes in legislation and policy could result in the increase of the costs to explore and, if warranted, develop the Campo Morado Project and could delay these activities.

Changes in government legislation in Mexico could affect Farallon’s exploration of the Campo Morado Project and could preclude Farallon from continuing to explore and, if warranted, to develop the Campo Morado Project.

Farallon is required to carry out its exploration activities and, if warranted, any development activities in accordance with Mexican federal and state legislation and regulations. Farallon is conducting its exploration activities on the Campo Morado Project in compliance with current applicable mining permit and exploration requirements. Changes in government legislation, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, ownership of mineral properties or environmental protection could increase the cost to Farallon of conducting its exploration activities and, if warranted, development of the Campo Morado Project or could preclude Farallon from proceeding with its exploration activities and, if warranted, development activities.

Farallon competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. Farallon faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Farallon. As a result of this competition, Farallon may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Farallon considers acceptable or at all.

The adoption of stricter environmental legislation governing the Campo Morado Project could increase the costs to Farallon of exploring and, if warranted, developing the Campo Morado Project and could delay these activities.

Farallon must comply with applicable environmental legislation in carrying out its exploration and, if warranted, development of the Campo Morado Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Farallon of carrying out its exploration and, if warranted, development of the Campo Morado Project. Further, compliance with stricter environmental legislation may result in delays to Farallon’s exploration and, if warranted, development activities.

The presence of unknown environmental hazards on Farallon’s mineral properties may result in significant unanticipated compliance and reclamation costs that may increase the costs to Farallon of exploring and, if warranted, developing the Campo Morado Project.

Environmental hazards may exist on the properties in which Farallon holds interests which are unknown to Farallon at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in Farallon being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities. In particular, Farallon’s operations and exploration activities are subject to Mexican laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

As Farallon conducts its Mexican mineral exploration activities through foreign subsidiaries, any limitation imposed by any government or legislation on the transfer of assets and cash between Farallon and its subsidiaries could restrict Farallon’s ability to funds its operations efficiently.

Farallon conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly any limitation on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Farallon’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Farallon’s valuation and stock price.

Farallon is subject to many risks that are not insurable and, as a result, Farallon will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Farallon may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would result in increase in Farallon’s operating expenses which would, in turn, have a material adverse effect on Farallon’s financial position and its results of operations. Although Farallon maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Farallon might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Farallon could incur significant liabilities and costs that could materially increase Farallon’s operating expenses.

Farallon does not have a history of paying dividends and does not have any intention of paying dividends in the foreseeable future.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in Farallon’s securities other than possible capital gains.

U.S. investors who obtain judgments against Farallon or its officers or directors for breaches of U.S. securities laws may have difficulty in enforcing such judgments against Farallon and its officers and directors.

Farallon is incorporated under the laws of a province of Canada and a majority of Farallon’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon Farallon or upon those directors or officers who are not residents of the United States, or to enforce, inside or outside of the United States, any judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained is determined by the Canadian court not to have had jurisdiction in the matter. Furthermore, an original action might not be able to be brought successfully in Canada against any of such persons or Farallon predicated solely upon such civil liabilities.

Fluctuations in foreign currency exchange rates may increase Farallon’s operating expenditures.

Farallon raises its equity in Canadian dollars, conducts certain operating expenditures in Mexican pesos and maintains its financial reporting in U.S. dollars. The Company does hold, from time to time, significant funds on deposit denominated in Canadian dollars and in Mexican pesos. Farallon’s exploration expenditures are generally denominated in United States dollars or Mexican pesos. As a result, Farallon’s expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase Farallon’s operating expenditures and reduce the amount exploration activities that Farallon is able to complete with its current capital. Farallon does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

If Farallon’s directors cause it to enter into transactions in which its officers and/or directors have an interest, Farallon may enter into transactions that are on less favorable terms than would be negotiated with an arms length party.

Directors of Farallon also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Farallon and such other companies. Furthermore, those other companies may participate in the same properties as those in which Farallon has an interest. As a result there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Farallon. If Farallon’s directors cause it to enter into transactions in which its officers and/or directors have an interest, Farallon may enter into transactions that are on less favorable terms than would be negotiated with an arms length party.

The failure of Farallon to maintain effective internal controls could result in Farallon not being able to produce reliable financial statements.

Farallon is in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of the Company’s internal controls over financial reporting and a report by the Company’s Independent Auditors addressing these assessments. During the course of this testing, Farallon may identify deficiencies which the Company may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if Farallon fails to achieve and maintain the adequacy of the Company’s internal controls, as such standards are modified, supplemented or amended from time to time, Farallon may not be able to ensure that it can conclude on an ongoing basis that the Company has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to helping prevent financial fraud. If Farallon cannot provide reliable financial reports or prevent fraud, Farallon’s business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of Farallon’s stock could drop significantly.

As Farallon is likely a passive foreign investment company under U.S. tax laws, U.S. investors in Farallon may be required to include as ordinary income each year the excess of the fair market value of the common shares over the investor’s tax basis in such shares.

Potential investors who are U.S. taxpayers should be aware that Farallon expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Farallon is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Farallon. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis his or her share of Farallon’s net capital gain and ordinary earnings for any year in which Farallon is a PFIC, whether or not Farallon distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

The exercise of outstanding options and share purchase warrants issued by Farallon will result in the issuance by Farallon of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Farallon’s common shares.

At December 27, 2006 there were approximately 15.9 million options and 98.8 million warrants of Farallon outstanding. 4.8 million options and 60 million warrants of Farallon are held in escrow and are subject to certain release conditions described in Item 5. Dilutive securities represent approximately 41% of Farallon’s issued shares as at December 27, 2006. The exercise of these outstanding options and warrants will result in the issue by Farallon of additional common shares and the resale of these additional common shares may have a depressing effect on the current trading price of Farallon's common shares.

Broker-dealers may be discouraged from effecting transactions in Farallon’s common shares because they are considered a penny stock and are subject to the SEC’s penny stock rules.

The SEC has adopted rules (the “Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in ‘penny’ stocks. Penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. In particular the statement must contain:

(a)	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(b)

a description of the broker-dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

(c)	a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(d)	a toll-free telephone number for inquiries on disciplinary actions;

(e)	the definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(f)	such other information and be in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer must obtain from the customer a written acknowledgement of receipt of the standardized disclosure document.

The broker-dealer also must provide the customer with:

(a)	the inside bid and offer quotations for the penny stock, or other bid and offer price information for the penny stock if inside bid and offer quotations are not available;

(b)	the compensation of the broker-dealer and its salespersons in the transaction;

(c)	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(d)	a monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices Farallon’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in Farallon’s shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stock. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Farallon, if a market for the shares should develop in the United States.

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

Name, Incorporation and Offices

Farallon is a natural resource exploration company incorporated on July 4, 1991, pursuant to the Company Act of the Province of British Columbia, Canada under the name “Farallon Resources Ltd.” by registration of its memorandum and articles of association. On December 5, 1991, Farallon’s common shares were listed for trading on the TSX Venture Exchange (formerly the Vancouver Stock Exchange). Effective October 30, 1997, Farallon’s common shares began trading on the TSX (formerly the Toronto Stock Exchange).

Farallon Minera Mexicana SA de CV (“Farallon Minera Mexicana”), Farallon’s only operating subsidiary, was incorporated in Mexico on November 10, 1994, and holds title to the Mexican mineral interests.

Farallon has incorporated wholly owned holding companies under the laws of the United States and the British Virgin Islands, as described under Item 4.C below.

Farallon’s head office is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. Farallon’s legal registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

History

The Campo Morado Project

Farallon is engaged in the exploration of the Campo Morado Project, located in Guerrero State, Mexico. The Campo Morado Project is the Company’s only material mineral property.

The Campo Morado Project covers an area of approximately 11,814 hectares and is comprised of the following six concessions granted by the Mexican government through the Consejo:

Name of Concession	Area
(hectares)

Reduccion La Alina	4,631
Campo Morado	1,111
2a Reduccion Farallon	1,821
Reduccion El Mil	1,250
La Trinidad	2,750
Farallon 2	251
11,814

The Campo Morado Project contains former mines that produced (from the early 1900’s) limited amounts of gold, silver and lead from oxidized massive sulfide deposits.

Acquisition of the Campo Morado and La Alina Concessions

The Company acquired the Campo Morado and La Alina Concessions pursuant to an option agreement (the “Option Agreement”) finalized in January 1996 among Messrs. Alvaro J. Villagrán Garcia, J. Pedro Villagrán

Garcia and J. Pedro Villagrán Ochoa (collectively the “Villagráns”) and their company Minera Summit de Mexico SA de CV (“Minera Summit”), as optionor, and its subsidiary Farallon Minera Mexicana, as optionee. Under the terms of the Option Agreement, Farallon Minera Mexicana SA de CV was granted the exclusive option (the “Option”) to acquire from Minera Summit a 100% interest (subject to what is effectively a sliding scale 3% net profits royalty to a government entity) in the Campo Morado Property. The Campo Morado and La Alina Concessions were exploration concessions at the time the parties entered into the Option Agreement. The Option Agreement was negotiated at arm’s length due to the fact that the Villagráns were not directors, officers or significant shareholders at the time of the negotiation of the Option Agreement. Subsequent to the signing of the Option Agreement the Villagráns were appointed to Farallon’s board of directors in 1998 and remained on Farallon’s board until March 2002.

Minera Summit won the Campo Morado and La Alina Concessions on October 31, 1994 in an open bid process whereby interested parties were invited to propose an exploration program for the Campo Morado and La Alina Concessions for consideration by the Dirección General de Minas (“Minas”), which considered the bids with a view to, among other things, the best interests of furthering the mineral wealth of Mexico. The proposal of Minera Summit was chosen and the Campo Morado and La Alina Concessions were conditionally granted to it. Minera Summit’s agreement with the Consejo (the “Consejo Agreement”) respecting the Campo Morado and La Alina Concessions required a minimum expenditure of 14.7 million pesos on staged exploration over a three-year period ending September 14, 1997. This expenditure requirement had been met and exceeded by January 1997.

Under the Option Agreement, Farallon was required to pay to Minera Summit the aggregate sum of $1,235,388 over the staged programs under the bid (which has been paid) and issue 750,000 shares of Farallon (which have been issued) to earn the 100% interest in the Campo Morado and La Alina Concessions. A potential further issuance of 750,000 shares is issuable dependent on the amount of recoverable gold equivalent (gold and silver only) if, as and when determined by a feasibility study.

Farallon Minera Mexicana completed the three stage exploration program which the Consejo required to be completed in order to satisfy the minimum expenditure requirements under Minera Summit’s agreement with the Consejo and the Option Agreement. Stage One was primarily comprised of a review of the previous work done on the Campo Morado and La Alina Concessions, including examination of the 33 mineral occurrences known at that time as well as reviewing mine and surface topography and mine geology, and examining drainage conditions and previous sampling information. The cost of work required in Stage One was 48,760 pesos ($3,650). Stage Two was comprised of road construction, more detailed geological mapping, underground rehabilitation, assessment of the topography of old mine workings, airborne geophysical surveys, metallurgical research and test work, construction of new topographic and other maps, and drill mobilization. The cost of work required in Stage Two was 4,037,150 pesos ($538,000). Stage Three was comprised of the reconditioning of existing mine workings, detailed geological mapping, further rock sampling and diamond drilling as well as additional sampling, analysis, interpretation, and metallurgy. The expenditure required for Stage Three was 4,933,000 pesos ($658,000). Other general investment in the Campo Morado and La Alina Concessions, comprising the establishment of camp facilities, transportation, professional services, labour, payroll taxes and contingencies, was to total 5,681,090 pesos ($758,000). The total costs of Farallon’s programs were well in excess of the required expenditures, and the Consejo accepted the transfer of title of the concessions from Minera Summit to Farallon Minera Mexicana on January 10, 1997.

Under the terms of the Option Agreement, if and when Farallon completes a feasibility study (the “Feasibility Study”) with respect to the Campo Morado and La Alina Concessions, Farallon will be obligated to issue to Minera Summit up to 750,000 additional common shares of Farallon. The number of shares issuable will be based on the value of the Campo Morado and La Alina Concessions as assessed in an independent calculation of the property’s “Recoverable Gold Equivalent Ounces” from the Feasibility Study. For these purposes, “Recoverable Gold Equivalent Ounces” means economically recoverable, net payable, gold ounces after smelting deductions for gold and silver ounces (with silver ounces converted to gold equivalent at the then-prevailing prices for gold and silver) from any mineable reserves on the property and any other property of Farallon within a defined Area of Influence (as defined in the Option Agreement and which includes all Concessions comprising the Campo Morado Project). The Option Agreement also acknowledges that the Campo Morado and La Alina Concessions could be subject to moral claims of some previous investors, who had invested money in certain private companies that had sought an interest in Campo Morado prior to Farallon’s involvement in the Campo Morado and La Alina Concessions. In 1996, Farallon purchased 97% of the shares of the private companies from those investors, for an amount of approximately $578,000. Farallon also agreed to waive Minera Summit’s obligation to contribute one-half of the private company share purchase amount, as consideration for the continuing and future assistance being provided to Farallon by the Villagráns in Mexico, and for Minera Summit consenting to Farallon acquiring all the private company’s shares. All of the investors in the defunct private companies were at all times at arm’s-length to Farallon.

Acquisition of the La Trinidad Concession

Farallon Minera Mexicana won the La Trinidad Concession on November 16, 1999 in an open bid process. Interested parties were invited to propose a purchase price for consideration by the Direccion General de Minas, which would be reviewed with a view to, among other things, determine the maximum bid and ensure that it exceeded a minimum bid set by Minas. The bid of Farallon Minera Mexicana was chosen and the La Trinidad Concession was granted to Farallon Minera Mexicana. The purchase price of the Concession was $150,000 of which 60%, or $90,000, was paid on November 16, 1999. The remainder of the purchase price (40% or $60,000) was paid prior to November 16, 2000. The Minas retains a sliding scale 3% net profits royalty on the Concession.

Exploration Programs

During the period of 1995-2000, Farallon conducted exploration, including geological, geophysical and geochemical surveys as well as diamond drilling in 320 holes totaling 64,211 meters. In 2004, Farallon completed a resource estimate based on the drilling that had been completed to 2000, and then carried out a 15,000 meter core drilling program that included holes for exploration, resource definition and metallurgical sampling. In 2005, a three phase “proof of principle” metallurgical program and 50,128 meters of drilling was completed. In fiscal 2006, further metallurgical testwork and 48,461 meters of drilling was done, as well as preliminary engineering and socioeconomic studies. From July to December 2006, an additional 10,693 meters were drilled.

Capital Expenditures

Farallon has not made any material capital expenditures or divestures in any of the last three financial years and no material capital expenditures or divestitures are currently in progress. However, the Company is proceeding on its exploration program.

Takeover Offers

Farallon is not aware of any indication of any public takeover offers by third parties in respect of Farallon’s common shares, which have occurred during the last or current financial years.

B. Business Overview

Farallon’s Business Strategy and Principal Activities

Farallon is an exploration stage company focused on exploring the Campo Morado Project. Farallon has undertaken the following activities in connection with the implementation of its business plan.

During the period from 1995 to 2000, Farallon conducted exploration, including diamond drilling and geological, geophysical and geochemical surveying, at the Campo Morado Project. This exploration included diamond drilling of 320 drill holes, totalling 64,200 meters.

During the period from 2001 to 2003, Farallon placed the Campo Morado Project in care and maintenance status due to low metal prices at the time and pending resolution of litigation regarding Farallon’s ownership of the Campo Morado Project. This litigation related to the ownership of the Campo Morado Property. During this period, only routine exploration activities of a minor nature were undertaken with all site buildings and assets being kept in a secure and ready state in anticipation of resolution of the litigation. Decisions on legal actions in British Columbia and Nevada were in Farallon’s favor, and proceedings in Mexico were dismissed. A new legal proceeding was commenced in Mexico in January 2004 which remains unresolved. The original legal proceedings and the new legal proceeding are discussed in detail in Item 8A of this Annual Report on Form 20-F under the heading "Legal Proceedings”.

Farallon re-initiated comprehensive programs for Campo Morado in 2004. In July 2004, Farallon completed an estimate of the mineral resources at Campo Morado as outlined by the 1995-2000 programs and re-initiated metallurgical studies. The first phase of drilling, totalling approximately 15,000 meters of large diameter core holes, took place from August 2004 to December 2004. Most of the exploration drilling tested the El Largo deposit and most of the drilling to obtain metallurgical samples took place at the Reforma and Naranjo deposits. The 2004 program cost $3 million.

Farallon began another phase of exploration and engineering studies early in calendar 2005. Over the year, approximately 50,000 meters of drilling was completed, designed to expand and upgrade the mineral resources and provide necessary data for the completion of a preliminary feasibility study. Pilot plant testing of the flow sheet for a hydrometallurgical process for the Reforma, Naranjo, El Rey and El Largo deposits was successfully completed as well as some mine planning. Completion of an options analysis and selection of the most optimal mine development alternative was expected to be completed by the end of November 2005. However, as a result of the discovery of the G-9 deposit completion of the options analysis was deferred until drilling and testing of G-9 could be completed. Costs for programs from January to June 2005 were $8.5 million and from July to December 2005 were $4.2 million.

From January to June 30, 2006 a program mainly focusing on the G-9 deposit and comprising approximately 25,000 meters of drilling and two phases of preliminary metallurgical testing were completed at a cost of $4.8 million. From July to December 2006, additional drilling (10,693 meters), metallurgical testwork and engineering studies were undertaken, and a decline to provide underground access to the G-9 was begun.

Results of work done to December 2006 are provided in Item 4D of this Annual Report under the heading “Property, Plants and Equipment”.

Farallon has reset the target date for completion of a preliminary assessment to early 2007 to enable the G-9 Deposit to be the focus of the preliminary assessment. Accordingly, the date for delivery of the results of the pre-feasibility study has been deferred to mid-2007.

In a December 2006 technical report, an interim Cdn$55 million budget and work plan was recommended that is designed to advance the G-9 Deposit to the pre-feasibility stage. The report recommended a surface and underground drilling program to define, reclassify and expand the mineral resources of the G-9 Deposit in order to enable mine planning and design work for the deposit to be undertaken. The report also recommended test mining and bulk sampling, as well as a comprehensive metallurgical test program to enable the development of a process plant flow sheet, layout and detailed design. Additional engineering, socio-economic and environmental studies to provide feasibility level information for design engineering are also recommended. The information will collectively be used in the assessment of whether to develop a mine at G-9.

Investors are cautioned that the completion of a preliminary feasibility study may not provide sufficient certainty in order to establish the economics of a mining project at the Campo Morado Property. A feasibility study is an engineering study based on comprehensive test work and engineering analysis, which presents economic information as to whether or not a project should be advanced to the final engineering and construction stage. A final feasibility study is generally required before the economics of a mining project can be established. A preliminary study differs from a final feasibility study in that the accuracy of the projections is less than those projections in a final feasibility study. Accordingly, the preliminary feasibility studies that Farallon plans to complete may not result in a determination that a mining project at the Campo Morado Property is economic. Additional final feasibility studies may be required to be made before economics can be established.

In the event that Farallon receives a positive preliminary feasibility study that exhibits the potential for technical feasibility and sufficient economic viability, Farallon plans to commence work towards completing a final feasibility study. This work is expected to include the following activities and objectives:

  Additional deposit drilling and/or underground investigations that will result in placing sufficient mineralized material into measured classification (ore reserves).
  Additional metallurgical tests and process investigations so that detailed engineering design can be conducted.
  Achieving sufficient environmental and socioeconomic acceptance such that the project will readily obtain all the required certificates and permits.
  To provide the engineering details, performance evaluations and estimated rates of return that bank financing can be obtained.

The feasibility work is presently expected to take a year to complete and cost about $10 million, and would be directed toward activities that enable a mine start-up in 2008. There is no assurance that either the preliminary feasibility study or a final feasibility study will establish that the Campo Morado Project can be economically developed as an operating mine.

Financings

Subsequent to June 30, 2006, Farallon was involved in the following financing activities:

  In November 2006, Farallon completed a private placement of 18,750,000 units at Cdn$0.40 each and raised gross proceeds of Cdn$7,500,000. Each unit consisted of one common share of Farallon and one common share purchase warrant. Each warrant entitles the holder to purchase one common share in Farallon at a price of Cdn$0.60 on or before November 18, 2008.

  In December 2006, Farallon completed an offering of 160 million subscription receipts at a price of Cdn$0.50 per subscription receipt for gross proceeds of Cdn$80 million. Each subscription receipt entitles the holder to acquire one common share and one-half of one common share purchase warrant of Farallon. Each whole warrant allows the holder to acquire one additional common share of Farallon for a period of 24 months for an exercise price of Cdn$0.70. If, at any time after 90 days from completion of offering, the volume weighted average of Farallon is greater than Cdn$1.50 on the TSX for any 20 consecutive trading days, Farallon may accelerate the expiry of the warrants.

  In conjunction with the financing, Farallon was required to pay the agents a commission of 6% of the gross proceeds (Cdn$4.8 million) and 9.6 million compensation options. Each compensation option entitles the agents to acquire one common share of Farallon for a period of 24 months for an exercise price of Cdn$0.50.

  At the completion of the offering in December 2006, Cdn$20 million of the total gross proceeds was released to Farallon, of which Cdn$2.4 million was used to pay the agents’ commission. Furthermore, 4.8 million of the total 9.6 million compensation options were released to the agents. The balance of the gross proceeds (Cdn$60 million) along with the remaining agents’ commission (Cdn$2.4 million) and compensation options (4.8 million) will be held in escrow pending satisfaction of certain release conditions, including the signing of a binding commitment letter or term sheet for required debt financing acceptable to the agents, which may include senior or subordinated debt, loans from industry partner and/or commitments of underwriting for non-convertible notes or bonds from investment banks. If the release conditions are satisfied within 90 days from the completion of the offering, the remaining subscription receipts will automatically convert into common shares and warrants and the escrowed portion of the offering funds will be released to Farallon. If the release conditions are not met, each holder of subscription receipts shall receive a refund of such subscription receipts equal to that amount of the escrowed funds attributable to such holder’s subscription plus interest.

Employees

Farallon has approximately eight full-time employees, each of whom is employed at the Farallon's offices in Mexico. Substantially all of Farallon’s management, administrative and geological exploration activities are carried out pursuant to a geological and administrative services agreement with Hunter Dickinson Inc. ("HDI"), as described below.

Geological and Administrative Services Agreement with Hunter Dickinson

Substantially all of the management services of Farallon are provided to it by Hunter Dickinson Inc. pursuant to a geological and administrative services agreement dated December 31, 1996. The majority of the directors of Farallon are also directors of HDI. HDI is one of the larger independent mining exploration groups in North America and as of December 27, 2006, employed or retained approximately 90 staff or service providers substantially on a full-time basis. Of these:

  approximately 40% are professional technical staff (a large majority of whom have accreditation as a professional engineer or professional geoscientist);

  approximately 15% are professional accountants (the majority of whom have professional accreditations); and

  approximately 45% are administrative, office or field support personnel.

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico, China and South Africa. HDI allocates the cost of staff input into projects, including Farallon’s projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including Farallon) for as long as HDI’s services are being retained by such participating company, however a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

Competition

Farallon competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. Many of the mineral resource exploration and development companies with which Farallon competes have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Mineral Licenses

Farallon’s mineral properties in Mexico are comprised of Concessions granted by branches of the Mexican government. These Concessions and Farallon’s obligations under Mexican mining law that govern the exploration of its mineral properties are described below in Item 4.D of this Annual Report. The ability of Farallon to continue its operations at the Campo Morado Project are dependent on Farallon keeping its claims in good standing and in securing and maintaining the necessary exploration and exploitation approvals, permits, and licenses. To date Farallon has been successful in securing these approvals, permits and licenses, but there can be no certainty that it will continue to be so.

C. Organizational Structure

Farallon operates directly and through its subsidiaries as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership interest
Summex Exploration Co. Ltd.	Nevada, USA	100%
Farallon Holdings Inc.	Washington, USA	100%
Farallon Resources Inc.	Washington, USA	100% (held through Farallon Holdings Inc.)
Farallon Resources Corp.	British Virgin Islands	100%
Farallon Minera Mexicana, SA de C.V.	Mexico	100% (1 share held by Laura C. Diaz Nieves)
Grupo Minero HD SA de CV	Mexico	100% (1 share held by Laura C. Diaz Nieves)
Grupo Minero Farallon SA de CV	Mexico	100% (1 share held by Laura C. Diaz Nieves)
Minas De Arcelia SA de CV	Mexico	100% (1 share held by Laura C. Diaz Nieves)

D. Property, Plant and Equipment

The following information is derived from Company files and from a report entitled “Technical Report on the Campo Morado Property, Revised Update on Exploration, Resources and Metallurgical Activities on the G-9 Deposit, Guerrero State, Mexico” by Ross Banner, David Gaunt, Daniel Kilby, Peter Taggart, Qingping Deng and David Dreisinger, dated December 13, 2006.

The Campo Morado Concessions

Both the Dirección General de Minas (“Dirección General”) and Servicio Geologico Mexicano (“Servicio”) are branches of the Coordinación de Minas of the Secretaría de Economía, Mexico. The Dirección General grants and controls mining claims. The Servicio is a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Economy. The Servicio is obligated, under the Mining Law of Mexico, to identify and record the potential mineral resources of Mexico, to assist the government with the promotion and development of such resources and to determine which should be made available as concessions. The Servicio also does exploration work and stakes mineral claims, which eventually are granted to companies or individuals in exchange for option payments and finder’s fees.

Concessions are valid for fifty years and are renewable for an additional fifty years. They may be located to an unlimited size. An annual surface tax must be paid and an investment in, or production from, the concession in accordance with a sliding sale based on the the area and age of the concession must be demonstrated.

Farallon obtained the Campo Morado Exploitation Concession on March 2, 2001. The new Campo Morado title resulted from the conversion of previously held Exploration Concession Campo Morado (201017).

Farallon filed an application to reduce the Farallon concession from 14,145 hectares to 5,345 hectares in 1999 and on May 31, 2000 the new exploration title (211550) for Reduccion Farallon was received. On June 29, 2001, Farallon filed an application before the Mining Agency in Puebla in order to obtain an reduction of area with respect to the Reduccion Farallon mining claim, located in the Municipality of Arcelia, Guerrero with a new surface area of 1,820 hectares and a new name of 2A Reduccion Farallon. The above-mentioned application was admitted under File Number 5/2.4/613 of the Mining Agency. On January 28, 2003, Farallon was issued Exploitation Title 218979 for the 2a Reduccion Farallon Concession.

On June 29, 2001, Farallon filed an application before the Mining Agency in Puebla in order to obtain a reduction of surface area with respect to the El Mil mining claim, located in the Municipality of Arcelia, Guerrero with a new surface area of 1,250 hectares and a new name of Reduccion El Mil. The above-mentioned application was admitted by the Mining Agency under File Number 05/2.4/612. On August 23, 2002, Farallon was issued Exploration Title 214969 for the Reduccion El Mil.

On February 14, 2003, Farallon was issued Exploitation Title 219148 for the Reduccion La Alina Concession. The new Reduccion La Alina title resulted from the conversion of previously held Exploration Reduccion La Alina (219148). On April 20, 2003, Farallon was issued Exploitation Title 219874 for the Reduccion El Mil Concession.

On December 21, 2005 new rules governing mining claims and maintenance payments were established by way of an amendment to the “Mining Law of Mexico”. As of this date, the concept of claim types (Exploration and Exploitation) has been eliminated and all claims are now of the same type and maintenance fees are determined by the age of the claim on a Peso per hectare annual basis. According to the new amendments to the mining law, all untitled exploration applications will be discarded and the previous title will continue to be valid. Although full details are not yet available, Farallon anticipates that there will be minimal material changes, other than the name of the type of concession, and hence no material impact on the project.

The Farallon 2 concession, title number 227412, was obtained on June 16, 2006.

The Campo Morado Project is now comprised of the following six concessions:

Table 1. Mineral Tenure
			Area
Concession Name	Title Number	Ownership	(hectares)	Expiry Date

Reduccion La Alina	219148	100%	4,631	March 1, 2051
Campo Morado	213074	100%	1,111	March 1, 2051
2a Reduccion Farallon	218979	100%	1,821	January 27, 2053
Reduccion El Mil	219874	100%	1,250	April 28, 2053
*La Trinidad	210718	100%	2,750	November 16, 2049
Farallon 2	227412	100%	251	June 15, 2056
Total Area in hectares			11,814

Notes:

*Direccion General de Minas retains a sliding scale 2% net profits royalty on the La Trinidad Concession and a 1-3% sliding scale net profits royalty on the Campo Morado Concession.

Reclamation Bonds and Permits

Mexican Environmental Law requires Farallon to submit a Preventive Report to the Mexican National Institute of Ecology (or “INE”) before it commences exploration activities on the Camp Morado Project. This report provides the government with Farallon’s plans for developing the project and what actions it will take to minimize impacts to the environment. An independent environmental consultant who is registered with and approved by INE must submit the Preventive Report. The INE reviews the Preventative Report to ensure that the information fulfils the requirements of Mexican Environmental Laws. This report must be approved before a permit is granted. Originally the INE granted environmental permits, but more recently, this activity has been redirected to another agency under the Subdirection of Management for Environmental Protecion (SEMARNAT), called General Direction of Environmental Impact and Risk. Farallon believes that this change will have no material impact on the Campo Morado project.

The Environmental Permit authorizes Farallon, the concessionaire, to proceed with its exploration activities, in compliance with the requirements imposed by the environmental permit, for two years after the permit's date of issue. Modifications to the approved project activities and extensions of the term of the permit are allowed.

The original project permit for the Campo Morado Project was submitted on April 2, 1995, and has been renewed on several occasions. The most recent extension was granted until November 14, 2006 and a further extension has been applied for. The permit covers the property during the exploration phase only and allows for certain disturbances, including:

1.	Rehabilitation of old roads.
2.	Rehabilitation of underground workings.
3.	Development of new access roads.
4.	Development camp and other facilities.
5.	Development of exploration pits.
6.	Development of surface drill pads.
7.	Development of underground drill pads.
8.	Development of surface drill holes.
9.	Development of underground drill holes.

10.	Development of surface roads, drill pads, camp and other facilities.
11.	An endangered species and reforestation study and for all the abandoned areas to be reclaimed.
12.	Oil and fuel spills have to be avoided or reclaimed, and spent lubricants have to be stored and shipped to a recycling facility.
13.	Noise and air pollution standards have to be met.
14.	No hunting or collection of flora and fauna is allowed.

Farallon has not yet been required to post a reclamation bond for the Campo Morado Project. However the environmental permit requirements for the exploitation phase of operations will require an extension and modification of the current permit, to be based on a new Environmental Impact Statement. The Company expects that the exploitation phase will require, among other things, surface rights, water rights, water discharge permits, change of use of land permits, reclamation bonds, reforestation bonds, hazardous waste management permits, emission permits and social, anthropological and archaeological studies.

Accessibility, Climate, Local Resources and Physiography

The Campo Morado Project is located in Guerrero State, Mexico, 160 kilometers southwest of Mexico City and 155 kilometers north of Acapulco (Figure 1). From the city of Iguala, Highway 95 leads west to the village of Teloloapan where roads extend south for approximately 65 kilometers to the project site. The total travel time from Mexico City to the Property, largely by paved roads, is about six hours. Farallon has upgraded access roads to the Property. A map showing the location and access to the Campo Morado Project is provided below:

Figure 1 – Location

The small village of Campo Morado is close to the old Reforma Mine located on the property. The nearest electrical power and telephone services are in the village of Ixcatepec, approximately 15 kilometers north of the property.

Topography in the area of the property is moderately steep to locally rugged, with elevations ranging from 600 to 1,700 meters above sea level. Cultivated valley bottoms and grassy hillsides form much of the landscape. The climate in the area is generally dry and warm from December through May. Temperatures are cooler during the rainy season, which begins around the end of May and lasts through November. The heaviest rains are generally in the latter part of July and early August.

History

The area of the Campo Morado Project covers a number of known mineral occurrences with history dating back to 1898, when the Reforma deposit was first discovered. Early exploration was done by underground drifting. At the Reforma Mine, a total of six levels of underground development exist over a vertical distance of 180 meters and a horizontal distance of about 900 meters.

Earliest production was from a small high-grade silver vein near the current third level. In 1903, more massive oxide ore (minerals from which sulfur has been partially or completely removed by the action of surface water and oxygen) bearing gold and silver, was found while tunneling on that level. Later that year, a 30 ton smelter was put into operation on the site. Operations ceased around the time of the Mexican revolution of 1910. Sporadic mining occurred from 1920-1927 and from 1937-1940, during which time most of the remaining high grade oxide ore was mined from the Reforma Mine along, with a small amount of sulfide ore, as well as minor amounts of oxide ore from nearby deposits.

A total of approximately $1.2 million reportedly was spent on the Campo Morado Property during the period of 1973 to 1977 by Minerals Exploration Corporation and its successor, Molycorp. In 1986, the Consejo carried out 1:50,000 scale regional mapping and photo-interpretation; this work included the mapping of 16 prospects in the Campo Morado area, and another 17 in the area around Achotla.

Farallon initiated an intensive work program in mid-November 1995, including rehabilitation of access roads and underground workings; a regional, airborne geophysical survey; regional and detailed geological mapping; stream and soil geochemical surveys; camp construction; and production of topographic and other maps. Geochemical stream and soil surveys are comprised of taking samples of stream sediments or soils which are then analyzed to determine their metal content. Using the extensive databases, geological staff created geological models, and used these and geophysical (gravity) anomalies to discover the Naranjo, El Largo, El Rey, G-9 deposits. Geophysical anomalies are geophysical data results that illustrate a single or a cluster of values that are different from normal or background values. These deposits do not have a surface expression, meaning that the deposit does not meet the surface, and occur below unmineralized, younger rocks. South of these discoveries, detailed geological mapping identified similar recurring rock units and alteration zones that are coincident with strong geochemical anomalies from soil sampling. Alteration zones are areas where the rocks show differences in color or mineral content from the surrounding units. Gravity geophysical surveys were completed over the known massive sulfide deposits, then expanded to cover all prospective zones. A total of fifteen areas of interest were located, eight of which are associated with known mineralization and deposits and the remaining seven are interpreted as potential new deposit targets.

From June 1996 through May 1998, Farallon completed a drilling program, consisting of 320 core holes testing previously known and new precious and base metals targets over an area of 10 kilometers by 5 kilometers. Farallon also initiated mine planning studies and other related metallurgical engineering, environmental and technical programs required for a well-planned mineral resource development. During 1997, eight geotechnical holes totaling 2,232 meters and two geotechnical holes, totaling 600 meters, were completed at the Reforma and Naranjo Deposits, respectively. These holes provided an accurate geotechnical assessment of ground conditions in the hanging wall and footwall to the massive sulfide horizons, where mine services and stope developments would be located. Preliminary analysis of this data indicates underground opening widths within the Reforma and Naranjo sulfide horizons may be 9 meters and 21 meters, respectively, permitting the use of large underground mining equipment in conjunction with low cost mining methods.

In 1997 and 1998, Farallon completed metallurgical studies to assess recoveries of base and precious metals from drill core samples taken from the Campo Morado Project. These metallurgical studies including an assessment of a conventional mineral recovery technique known as Flotation. Under traditional processes, the concentrate is sent to a smelter for final recovery of the metals using high temperature techniques. Farallon also completed metallurgical studies of a metals recovery process known as the hydrometallurgical recovery technique which involves a chemical processes using water based solutions. These initial studies were done at the laboratory bench scale using 1997 drill core samples from Reforma, Naranjo, El Largo and El Rey deposits. The results of Farallon’s later assessments of recovery using the hydrometallurgical recovery technique are presented below under the heading “Engineering – Metallurgy”.

Farallon Minera Mexicana acquired the 2,750-hectare La Trinidad Concession in an open bid process from the Direccion General de Minas in 1999. The La Trinidad Concession is located 9 kilometers northwest of the Reforma deposit and is accessible by gravel roads from the pueblo of Campo Morado.

Exploration activities carried out on the La Trinidad Concession in early 2000 included detailed geological mapping at a scale of 1:2,000, detailed soil geochemical surveys and acquisition, re-logging and re-sampling of drill core from the 1996 drill program by Consejo. Detailed geological mapping confirmed that the geological setting of the La Trinidad area and the presence of polymetallic massive sulfides at the same levels in the rock sequence as on the Campo Morado Property. Narrow zones of massive sulfides and extensive zones of sulfide stringer mineralization were identified in drill core and a new surface exposure of weathered massive sulfide was also discovered.

Routine exploration activities of a minor nature were undertaken in 2001-2003. The property was in a care and maintenance status with all site buildings and assets being kept secure and in a ready state in anticipation of receiving a favourable decision by courts in various legal actions in British Columbia, Nevada and Mexico. The litigation related to the ownership of the Campo Morado Property. Previous decisions on legal actions in British Columbia and Nevada were in Farallon’s favour, and proceedings in Mexico were dismissed. A new legal proceeding was commenced in Mexico in January 2004 which remains unresolved. The original legal proceedings and the new legal proceeding are discussed in detail in Item 8A of this Annual Report on Form 20-F under the heading "Legal Proceedings”.

The 2004 drilling program was designed to further delineate and extend the resources outlined at the Campo Morado Project, including completion of 40 holes at El Largo, two holes at Estrella de Oro and 5 holes at G-9. In addition, 20 metallurgical bulk sample holes were drilled at the Naranjo and Reforma deposits, and preliminary metallurgical testwork was done.

From January to December 2005, work included 50,000 meters of drilling at the El Largo, El Rey, G-9, Estrella de Oro, Naranjo and Reforma deposits, and other target areas, and re-estimation of mineral resources for El Largo, El Rey, Naranjo and Reforma. Engineering and other studies were also completed.

The G-9 deposit was discovered by drilling in June 2005. A preliminary estimation of mineral resources was completed in November 2005, and metallurgical testing of mineralized material from the G-9 deposit was initiated. Most work in 2006 was directed toward assessing G-9.

A summary of the drilling by Farallon at the main deposits at Campo Morado from 1996 to November 2006 is tabulated below:

Table 2: Drill Hole Summary for Campo Morado

Zone	Holes	Meters
G-9	134	67,900
El Largo	87	22,770
El Rey	42	8,500
Naranjo	107	23,940
Reforma	110	21,150

Figure 2a shows the locations of the drill holes in the main zones to November 2005.

Figure 2a. Drill Hole Locations to November 2005

Most drilling in 2006 was directed toward the G-9 deposit. Drill holes at G-9 to November 2006 are shown in Figure 2b.

Figure 2b. Drill Hole Locations G-9 Deposit to November 2006

Geological Setting

The Campo Morado district is located in the Sierra Madre del Sur range in the northeastern part of the state of Guerrero, Mexico. Massive sulfide deposits occur mainly in the upper part of a sequence of volcanic and sedimentary rocks, within felsic volcanic rocks or at their contact with overlying, fine-grained, sedimentary rocks. Each deposit is comprised of one or more sulfide-bearing lenses (lens-shaped formation of rock which includes massive sulfides).

Five massive sulfide deposits and several other mineralized zones have been identified on the Campo Morado Project through the process of mineral exploration. These include the Reforma, El Rey, Naranjo, El Largo and G-9 deposits and the La Lucha, Estrella Del Oro, El Profundo and San Rafael zones.

Each of these deposits and zones is significant from a geological perspective as the high content of sulfide minerals is a key indicator of metallic mineralization, in this case gold, silver, copper, zinc and lead. There is however no assurance that a massive sulfide deposit will contain commercial amounts of any of these metals.

A major thrust fault (a break in the rocks created by mountain building) along the center of a recumbent fold (a sequence of rocks that are bent and tilted to one side) separates the overturned Reforma and El Rey deposits from the upright Naranjo and El Largo deposits. The La Lucha, San Rafael and G-9 massive sulfides occur beyond another thrust fault to the south of the Naranjo and El Largo deposits. Other, later faults offset the massive sulfide deposits by up to several tens of meters.

Mineralization

The massive sulfide deposits and zones identified at the Campo Morado Property trend roughly along a northeast-southwest direction. The locations of the significant massive sulfide deposits and zones identified on the Campo Morado Property are illustrated in the following deposits location map:

Figure 3 – Deposits Location Map

The massive sulfide horizons are principally comprised of fine-grained pyrite (iron sulfide) with a variety of other sulfide minerals, which include, in descending order of occurrence, zinc, copper and lead sulfides, and native gold. The zinc, copper and lead sulfides are found as discreet mineral grains, or more frequently, as an infilling between or within the pyrite grains.

The principal deposits outlined by exploration and that are the focus of Farallon’s exploration activities are described in more detail below:

Reforma Deposit

The Reforma deposit is located in the northern part of the trend. It occurs at the top of the overturned Campo Morado felsic volcanic unit. Geological modeling shows that the main Reforma sulfide body has a tabular shape maximum horizontal dimension of 760 meters. It extends 60 to 350 meters along the dip of the rock units and is 2 to 50 meters thick.

The deposit consists predominantly of pyrite with variable amounts of quartz and other non-ore minerals, and minor to moderately abundant copper, zinc and lead sulfides. Three distinct zones of mineralization have been identified, including:

  an upper zinc-lead sulfide rich zone
  a central iron sulfide-rich zone grading upwards to a iron-zinc sulfide zone a lower copper-rich zone.

Significant gold and silver mineralization occurs in the upper zone.

The Reforma drill hole database consists of 110 core holes, totalling 21,154 meters. The main sulfide body is penetrated by 76 drill holes and has excellent continuity. Drill hole spacing in the deposit is approximately 50 meters. Estimated resources are included below in Tables 4a and 4b.

El Rey Deposit

El Rey is 200 meters southwest of the Reforma deposit. The geological setting is similar to that of the Reforma deposit, but the rock sequence appears to be overturned as the massive sulfides occur structurally beneath the felsic volcanic unit. The primary El Rey sulfide body is tabular in shape and nearly horizontal; it extends about 250 meters in the east-west direction, 200 to 250 meters in a north-south direction and is 2 to 35 meters thick. The deposit is cut by several faults, offsetting it up to a few tens of meters. The El Rey massive sulfide is also zoned. Similar to Reforma, a gold, silver, zinc and lead-bearing zone is found near the base of the deposit.

The El Rey drill hole database consists of 42 core holes, totaling 8,496 meters. The main sulfide body has been penetrated by 26 drill holes and the mineralization is quite continuous. Drill hole spacing in the deposit is approximately 50 meters. Estimated resources are included in Tables 4a and 4b.

Naranjo Deposit

The Naranjo deposit is located approximately 700 meters south of the El Rey deposit. The Naranjo deposit is comprised of two main sulfide bodies. The largest body is 75 to 240 meters east-west, about 500 meters long along its shallow dip to the south, and 5 to 75 meters thick. Although not as sharply developed as in the Reforma deposit, three distinct zones of mineralization have been identified, including:

  an upper zinc-lead sulfide rich zone with high gold and silver values a central zone with low to moderate copper and zinc values a lower zone of predominately copper or less commonly zinc and gold values.

There is additional copper and zinc sulfide mineralization within veins beneath the main sulfide lenses.

The current database for Naranjo consists of 107 diamond core holes totalling 23,941 meters. The main sulfide lens is penetrated by 31 drill holes; the mineralization is quite continuous. The second body is penetrated by 9 drill holes. Drill hole spacing is approximately 50 meters. Estimated resources are included in Tables 4a and 4b.

El Largo Deposit

The El Largo massive sulfide deposit is located near the southern end of a 1.5 -kilometer long ridge, about 100 meters west of the Naranjo deposit. The deposit is comprised of one primary sulfide body and nine smaller mineralized bodies. The primary sulfide body has excellent continuity, and extends over 700 meters in length, 50 to 200 meters in width, and 10 to 100 meters in thickness.

The El Largo drill hole database consists of 87 diamond core holes totaling 22,770 meters. Drill hole spacing in the deposit is approximately 50 meters. Estimated resources are included in Tables 4a and 4b.

G-9 Deposit

The G-9 deposit occurs 700 meters to the south of the Naranjo deposit. It consists of "stacked" felsic volcanic rock units, separated by sedimentary units. Massive sulfides are known to occur in at least two different levels in the sequence. The potential for a similar repetition at the other deposits, provides additional exploration targets.

The G-9 deposit is comprised of three discrete massive sulfide bodies (the southeast, north, and southwest zones) and one stringer (replacement) zone. The total extent of these bodies is approximately 650 meters by 900 meters. The maximum thickness of the various zones is 50 meters, but averages 10 to 20 meters.

The estimated mineral resources based on 134 holes, comprising about 67,000 meters, drilled between 1996 and October 2006, at the G-9 deposit are shown in Table 5.

Estimates of Mineralization

Reforma, Naranjo, El Largo and El Rey Deposits

In 2005, new estimates of the mineral resources were announced for the Reforma, Naranjo, El Largo and El Rey deposits. Qingping Deng, CPG, of Behre Dolbear & Company (USA) Inc., an independent qualified person as defined by National Instrument 43-101, is responsible for the estimates of the El Largo, Reforma, El Rey, and Naranjo deposits as shown in Tables 4a and 4b.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table uses the term ‘indicated resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 4a. Results of Campo Morado Resource Estimates in 2005
Indicated Mineral Resources at US$90 GMV/t1 cut-off

Deposit	Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Reforma	Indicated	3,972	4.20	224	0.92	3.86	1.71
El Rey	Indicated	1,051	2.74	154	0.52	4.45	1.20
Naranjo	Indicated	2,056	2.77	136	0.82	4.12	1.24
El Largo	Indicated	4,130	1.12	128	0.40	5.76	1.33
Total Indicated		11,209	2.67	166	0.67	4.66	1.44

1Gross Metal Value per Tonne is the sum of the metal grade multiplied by the metal price, using the following metal prices: US$375/oz for Au; US$5.50/oz for Ag; US$1.00/lb for Cu; US$0.51/lb for Zn, and US$0.25/lb for Pb, converted to metric units and a sum of the gross value of the contained metals (ie no metal recoveries applied) per tonne.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 4b. Results of Campo Morado Resource Estimates in 2005
Inferred Mineral Resources at US$90 GMV/t1 cut-off

Deposit	Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Reforma	Inferred	1	1.31	392	0.24	0.04	0.50
El Rey	Inferred	15	2.37	91	0.54	4.63	1.47
Naranjo	Inferred	236	4.28	104	1.05	1.76	0.50
El Largo	Inferred	1,258	1.54	122	0.85	3.99	0.84

1Gross Metal Value per Tonne is the sum of the metal grade multiplied by the metal price, using the following metal prices: US$375/oz for Au; US$5.50/oz for Ag; US$1.00/lb for Cu; US$0.51/lb for Zn, and US$0.25/lb for Pb, converted to metric units and a sum of the gross value of the contained metals (ie no metal recoveries applied) per tonne.

G-9 Deposit

An update of the estimate of the resources at G-9 was completed in November 2006. The qualified person for the G-9 resource estimate is David Gaunt, P.Geo, who is not independent of Farallon as defined under National Instrument 43-101.

The edges of the mineralized area in G-9 are not totally defined by drilling as mineralization remains open in a number of directions. In addition, within the deposit there are several zones, characterized by grade and mineral occurrence. The current inferred mineral resources for each zone and for the total deposit, at 2% and 8% zinc cut-offs, are tabulated below.

Table 5. Results of Campo Morado Resource Estimate of G-9 Deposit in 2006
Inferred Mineral Resources at 2% and 8% Zinc cut-offs

Zone	Cutoff % Zn	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Southeast	2.0	1,460	2.7	202	1.9	1.2	11.5
	8.0	890	2.3	179	2.1	1.3	15.7
North	2.0	2,370	3.7	223	1.3	1.1	7.0
	8.0	790	3.6	231	1.6	1.2	11.0
Southwest	2.0	1,250	2.0	136	0.9	0.8	3.8
	8.0	10	2.3	183	1.0	1.4	8.7
Replacement	2.0	490	1.3	86	1.0	0.8	5.4
	8.0	70	1.8	156	2.2	2.0	12.6
TOTAL	2.0	5,570	2.8	186	1.3	1.0	7.3
	8.0	1,770	2.9	201	1.9	1.3	13.4

Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the foregoing mineralization has been determined to be ore nor is considered to be a mineral reserve.

Sampling and Analysis

Most of the core drilled at Campo Morado has been 4.76 centimeter diameter NQ size, with some 6.35 centimetre diameter HQ sized holes. In addition, several non-directional wedges off of main holes were completed to obtain metallurgical samples. The core is boxed at the drill rig and transported daily to the secure logging facility at the Campo Morado camp. Core logging and sampling work, including geological and geotechnical logging, core photography, whole core density measurements, quality control/quality assurance (“QAQC”) designation and sampling, is performed inside a core logging compound.

Sample intervals are based on geology and mineralization features identified by the Farallon geologist/engineer logging the core. Two separate analytical streams, designated ore for high sulphide samples, and host for less sulphide-rich samples, are used. The ore samples average one metre and the host samples average two metres in length. Samples are sawn in half lengthwise with a diamond tipped rock saw. The half core sample is placed in a sample bag, and the other half is returned to the core box. Samples awaiting shipment are kept in a locked enclosure within the logging compound prior to being picked up by the laboratory truck that delivers them to the ALS Chemex sample preparation facility at Guadalajara in Jalisco State, Mexico.

At Guadalajara, the samples are dried, weighed and crushed to 2 millimetres. A sub-sample is pulverized. Regular pulp samples and coarse duplicate samples are shipped by air freight. In 1996, 1997 and 1998 the primary analytical laboratory for the regular samples was Min-En Laboratories of Vancouver, B.C. and Eco-Tech Laboratories of Kamloops, B.C. was the check laboratory. The main laboratory used for regular samples from the 2004 to 2006 programs is ALS Chemex in North Vancouver, B.C.; the duplicates are analyzed by Acme Analytical Laboratories in Vancouver, B.C.

All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion followed by an AA or Inductively Coupled Plasma finish. The 2004-2006 samples are also assayed for sulphur by LECO furnace.

QAQC samples along with the regular samples are submitted for analysis. These include: blind standards, random inter-laboratory duplicates and field blanks. In excess of 10% of all assay results received on the project are related quality control values. These are in addition to the internal quality control samples that are done by the analytical laboratories. A satisfactory level of confidence can be attributed to the accuracy and reliability of the gold, silver, copper, lead, and zinc assay results based on the results of the sample preparation and QAQC program.

All remaining core is stored in a locked compound at the Campo Morado site. Once received from the Guadalajara facility, all core sample pulps are stored in Farallon’s warehouse in Port Kells, British Columbia.

Engineering

Metallurgy

The Campo Morado deposits contain gold, silver, copper, lead and zinc. Since 1996, Farallon has investigated several process options for recovering metals from the Campo Morado mineralization, if development of a mine were to proceed. The recovery methods assessed include conventional flotation to produce marketable selective concentrates or bio-oxidation or pressure leaching followed by standard solvent extraction/electrowinning to produce cathode copper and zinc. The precious metals would be leached from the oxidation residue and recovered using a conventional process.

Reforma, Naranjo and El Largo Deposits

Although initial flotation testwork demonstrated that selective flotation concentrates could be produced from the Reforma, Naranjo and El Largo mineralization, other process options were considered to enhance potential project economics.

Farallon’s investigations of metallurgical processes on the Reforma, Naranjo, and El Largo deposits indicated that recoveries of metals using the conventional flotation technique were considerably less than recoveries of metals obtained using hydrometallurgical techniques. Farallon’s development and investigation of a specific hydrometallurgical technique for the recovery of metals and the results of its investigations are described below.

In October 2004, Farallon commenced a metallurgical program designed to assess the technical viability of the proposed hydrometallurgical process to recover metals from the Campo Morado deposits. The program was designed to determine the metal recoveries that could be achieved by a commercial-scale hydrometallurgical plant. The recoveries represent, as a percentage, the amount of metals in the base ore that can be extracted using the process compared to the amount of metals contained in the ore.

Flotation testwork was conducted at G&T Laboratories (G&T) in Kamloops, British Columbia, where the flotation concentrates were produced for the subsequent leaching testwork. Hydrometallurgical investigations relating to the treatment of the flotation concentrates were performed at SGS Lakefield's (SGS) testing facility in Lakefield, Ontario.

A pilot plant was constructed to assess the performance of an integrated hydrometallurgical (a term that refers to chemical processes carried out in water based solutions) process under continuous operations. The metallurgical process developed to extract copper, zinc, gold and silver from the Reforma, Naranjo and El Largo deposits is referred to as the PARTOXTM Process. This name has been trademarked by the Company.

The process of metal recovery starts at the underground mine with excavation of valuable mineralized rock, containing a variety of sulphide minerals and metal values. The rock is to be transported to the surface and then to the mill. There, the rock would be crushed and ground to fine size (finer than beach sand) to expose the valuable minerals. The ground rock will then be subjected to flotation, a well known process in mineral separation, where most of the desirable and valuable minerals, containing copper, zinc, gold and silver, are floated and recovered as a concentrate. If used in a mill at Campo Morado, the metals would be recovered from the concentrate using the six step PARTOXTM hydrometallurgical process that allows for separation and recovery of valuable metals from Reforma, Naranjo and El Largo deposits. The remaining material is rejected and is placed in a waste pond at the site.

The Pilot Plant program was successful in proving that the PARTOXTM hydrometallurgical extraction processes can result in significant recoveries of zinc and copper from ore that would be mined from the Reforma, Naranjo and El Largo deposits at Campo Morado Project if commercial viability were established and a mine were to be developed. The pressure oxidation and copper leach cumulative recoveries achieved for the pilot plant are summarized in Table 6 below:

Table 6. Results from Pilot Plant Tests of PARTOX Process

Concentrate	Process Step	Cumulative Extraction (%)
		Zn	Cu	Fe
Naranjo	Pressure Oxidation (POX)	98	84	16
	POX + Copper Leach	98	88	16
Reforma	Pressure Oxidation (POX)	92	69	21
	POX + Copper Leach	93	71	18
El Largo	Pressure Oxidation (POX)	98	83	22
	POX + Copper Leach	98	87	13
	POX + Copper Leach	98	87	13
Average for all Feeds	Pressure Oxidation (POX)	96	79	20
	POX + Copper Leach	96	82	16

The residues from the pilot plant were subject to a combination of “lime boil” and cyanidation to extract gold and silver. The results obtained are shown in Table 7 below, along with the relevant consumptions of reagents.

Table 7. Reagent Consumption and Residue Assays

	Reagent Addition		Reagent Consumption		Extraction		Cyanide Residue Assay
	(kg/t)		(kg/t)		(%)		(g/t)
	NaCN	CaO	NaCN	CaO	Au	Ag	Au	Ag
Reforma	12.8	67.6	10.5	66.3	57.7	51.7	3.08	116
Naranjo	7.4	43.9	5.4	42.6	75.2	80.2	0.51	25.6
El Largo	6.4	53.4	4.3	53.0	59.6	77.5	0.56	60.5

Reagent additions are expressed as kg/t of autoclave feed.

G-9 Deposit

The main focus of the metallurgical test programs in 2006 was the G-9 deposit. Results received from three phases of flotation tests conducted on the G-9 deposit mineralization were promising and indicate that conventional flotation can be used to treat the mineralization at G-9.

Marketable concentrates of copper, lead and zinc were produced from a representative composite bulk sample from the G-9 deposit. The composite sample used in this phase three program was prepared from the 12 individual composites evaluated in phase two of this series of testwork. The twelve samples were taken from areas representing different grades and zones of mineralization from the north, central and southeast zones of the G-9 deposit. The samples were prepared by ALS Chemex in Guadalejara, Mexico and G&T Laboratories (G&T) in Kamloops, British Columbia, Canada. The samples were crushed, screened. A master composite sample was made, combining all the remaining portions of each individual sample, together with those examined in the first phase of the G-9 test program. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T in Kamloops.

Phase three showed a zinc concentrate grade of 55% Zn can be achieved with an 86% zinc recovery. Similarly, a copper concentrate grade of 20% Cu can be produced with a 69% copper recovery. Lastly, a lead concentrate grade of 34% Pb can be produced with a 51% lead recovery. The lead concentrate contained high concentrations of gold and silver with grades of 35 and 3,200 grams per tonne, respectively.

The flow sheet and tables in Figure 4 summarize the results.

G9 MASTER COMPOSITE FLOWSHEET SCHEMATIC,

NOMINAL TEST CONDITIONS AND METALLURGICAL BALANCE DATA

MBS
Feed
36µm K80
Cu/Pb Circuit
MBS
3418A
10µm K80
Zn Circuit
Lime
CuSO4
SIPX
10µm K80
Zinc Ro
Tail
Zinc 1st Cl
Tail
Bulk Con
to reverse circuit
Zinc Con
Reverse Circuit
40°C
NaCN
Bulk Con
Rev Tail
Cu Con
Rev Con
Pb Con

NOMINAL FLOTATION TEST CONDITIONS

Circuit	Total Reagent Addition Rates g/tonne				
	MBS	3418A	NaCN	CuSO4	SIPX
Bulk Circuit	3600	205	-	-	-
Reverse Circuit	-	-	660	-	-
Zinc Circuit	-	-	-	1200	150

Total addition rates added to the roughers and cleaners

METALLURGICAL BALANCE DATA

Product	Mass	Assays							Distribution						
	%	Cu	Pb	Zn	Fe	S	Ag	Au	Cu	Pb	Zn	Fe	S	Ag	Au
Feed	100	1.35	1.26	7.87	27.1	33.1	213	4.33	100	100	100	100	100	100	100
Copper Con	4.6	**20.4**	2.05	1.21	35.2	37.9	401	2.86	**69**	8	1	6	5	9	3
Lead Con	1.9	8.53	**34.1**	6.05	17.3	27.6	3224	35.40	12	**51**	1	1	2	28	15
Zinc Con	12.3	0.53	0.65	**55.1**	6.5	34.5	194	4.6	5	6	**86**	3	13	11	13
Zinc Cl Tail	21.0	0.36	0.87	2.61	38.7	42.6	199	4.75	6	15	7	30	27	20	23
Zinc Ro Tail	60.2	0.19	0.44	0.60	26.9	29.4	113	3.27	9	21	5	60	53	32	46

The metallurgical balance is based on an average of tests 58 and 60.

Figure 4. Flotation Test Flow Sheet.

Plan of Operation 2007

The following program was recommended in a December 2006 technical report. Based on the results and resources determined to date through the programs at G-9, it is recommended that an underground access terminating within the high grade zone be completed along with, underground definition drilling and work towards mine development. While that is taking place surface drilling and additional metallurgical work is proposed. The surface drilling would define and possibly reclassify the mineral resources to a more confident indicated classification, while additional metallurgical testwork, particularly a pilot plant program would provide the final criteria for process plant flow sheet, layout and detailed design Preliminary mine engineering, socioeconomic and environmental studies should be continued with the objective of proceeding expeditiously towards constructing a mine at G-9. To finance this work program a Cdn$55.0 million program is proposed.

Resource Drilling

The G-9 deposit is still open in a number of directions, work will be focused on finding and outlining additional high grade resources in the immediate vicinity of the conceptual mine plan. This is seen as the best way to add value to the project. For the next surface program, 40,000 meters of surface drilling is recommended to test the northern edge of the G-9 felsic complex. In addition, work will be done to test more property scale structural and stratigraphic concepts in an effort to find another G-9-style deposit.

Infill drilling from underground is required to provide predictability and reclassification of the estimate of the mineral resources. It is recommended that an underground infill drilling program be completed consisting of 10,000 meters resulting in a 25-meter drill hole spacing and sufficient mineralization in the measured classification to warrant detailed work towards mine production. Drilling would be conducted from drill stations accessed from an underground exploration decline portalled northwest of the G-9 deposit. This should be sufficient to establish sufficient measured and indicated resources for feasibility level resource estimations and a production decision.

Underground Access

Access to the deposit and stations for underground infill drilling will be done via a 4.5 meter by 4.5 meter exploration decline that is presently being excavated and will be approximately 1,400 meters in length at a slope of -8.3% from northwest of the G-9 deposit. This will be followed by approximately 400 meters comprising two parallel 4.5 x 4.5 meter crosscuts complete with drill stations. These workings will provide access, and facilitate services of water pumping and ventilation for the underground drilling. The exploration decline is sized as stated so that it will accommodate mine production at 1500 tonnes per day. Due to the rugged topography of the Campo Morado area extensive portal access and portal site development is required to provide the necessary area for efficient contractor and owner use during the decline and mine development.

Metallurgical Testing

Promising results have been received from initial metallurgical testwork of the G-9 mineralization. Additional work is required to optimize the flow sheet and to provide details for mill design.

It is proposed to conduct further metallurgical, mineralogical and grindability testwork programs on samples taken from all zones of the G-9 deposit.

Metallurgical test programs should continue to assess the variability of metallurgical responses between samples of the G-9 mineralization. Further work is considered to assess the potential for alternative means of recovering precious metals from the final flotation tailing, or waste product. A study is planned to further assess the significance of the “ammonium acetate soluble” lead minerals, with a view to possibly improving lead metallurgical performance.

Engineering Drilling and Studies

Engineering studies such as more detailed tailing storage facility and water retention designs along with infrastructure assessments of power, water and sewer systems must be conducted to support a project development. Environmental baseline data gathering and assessments along with the associated socio-economic activities must be continued and expanded to accommodate the increased size and scope of the G-9 investigation work and the project progress. This is strongly recommended in order to prepare the project for the rigorous requirements of mine permitting with the Mexican authorities as the project proceeds to production.

Engineering drilling for mineral condemnation and geotechnical investigations is required to provide subsurface data for the permitting and environmental studies. Approximately 5,000 meters of drilling from surface along with access construction would be required for this program.

Proposed Program

A budget that has been estimated to cover all the work recommended for the described program is provided following in Table 8.

The program considered follows Farallon’s decision to fast track activities within the G-9 project scope. The salient aspects of the project are:

•	The continuation of the surface exploration drilling, which will further delineate G-9.
•	The core drilling required for engineering information pertaining to project development, such as geotechnical investigations.
•	The core drilling of other significant targets within the Campo Morado claims and concessions.
•	Completion of the exploration decline accessing the North and Southeast zones of the G-9 deposit.
•	Completion of underground exploration drilling to closely-spaced to delineate the North and Southeast zones for mine planning and production scheduling.
•	The pursuing of the Mexican MIA project certification and other permits required for the project development.
•	Performing a trial mining program to, test geotechnical rock stability, test mining methods and acquire engineering information for detailed mine planning.
•
Farallon proposes to conduct a flotation pilot plant test program on bulk samples of mineralization taken from the underground exploration activities. Considerable expenditures will be required for equipment for the plant, which have been included in the budget. The program is scheduled to take place in mid 2007 at the G&T pilot plant. The principal objectives of the program will be to:

• Confirm and optimize flotation protocols in a continuous circuit,
• Produce samples of concentrates to be provided to potential customers for independent analyses,
• Generate tailings solids and supernatant for environmental characterization studies,
• Produce bulk samples of tailings water for water treatment testwork, the results of which will be used to finalize the design of the water treatment plant, and,
• Yield bulk samples of selective concentrates for confirmatory thickening and filtration tests.
•	Continue with engineering investigations of water, tailing storage and infrastructure requirements.

Table 8. Budget for Recommended Program

Activity	Amount Cdn	Totals Cdn
Surface Drilling
Exploration 40,000 m	$7,000,000
Geotechnical and condemnation 5,000 meters
Surface Improvements
Water, Tailings Storage and infrastructure studies and	$20,000,000
engineering
Metallurgical Pilot Plant and equipment
Surface Exploration & Investigations		$27,000,000
Development of Decline, Drill Stations and Underground
Test Mining	$25,000,000
1,400 meter decline, 400 meter cross-cuts, drill stations, test mining and bulk sampling
Underground Exploration Drilling	$2,000,000
10,000 meters
Underground Exploration and Investigations		$27,000,000
Permitting and Socio-economic
Environmental studies, continuation of Socio-economic	$1,000,000	$1,000,000
activities, acquiring the Mexican MIA certificate

TOTAL		$55,000,000

Investors are cautioned that the completion of a preliminary feasibility study will not provide sufficient certainty in order to establish the economics of a mining project at the Campo Morado Property. A feasibility study is an engineering study based on test work and engineering analysis, which presents economic information as to whether or not a project should be advanced to the final engineering and construction stage. A final feasibility study is required before the economics of a mining project can be established. A preliminary study differs from a final feasibility study in that the accuracy of the projections is less than the accuracy of the projections in a final feasibility study. A final feasibility study indicating positive project economics is required before a production decision can be made or mine financing secured. Accordingly, the preliminary feasibility studies that we plan to complete will not result in a determination that a mining project at the Campo Morado Property is economic. Additional final feasibility studies will be required to be made before economics can be established.

Commencement of a final feasibility study depends on the results of the underground exploration program that is currently being contemplated. If the results of this underground exploration program are sufficiently positive, the Company may consider proceeding directly to the final feasibility stage instead of first proceeding with the preliminary feasibility stage. A definitive determination that the development of a mine at the Campo Morado Project is commercially viable will not be reached until such time as a final feasibility study is completed. Further, there is no assurance that the completion of a final feasibility study will result in a determination that development of a mine at Campo Morado is commercially viable.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with Farallon’s consolidated financial statements, forming a part of this Annual Report, including note 12 to the annual consolidated financial statements which provide reconciliations of material measurement differences between US GAAP and Canadian GAAP.

Overview

Farallon is an exploration stage company that has not earned revenues from its core business to date. Farallon is presently undertaking the plan of operations described under Item 4 – “Description of Business” of this Annual Report. Farallon will use its existing cash and working capital as well as proceeds form additional cash raised (see below) to fund this plan of operations. Farallon is focused on the exploration of its 100% owned Campo Morado Project in Guerrero State, Mexico. Farallon’s exploration programs have been augmented by advanced exploration programs including metallurgical, geotechnical, engineering and environmental studies. These programs have been completed in cooperation with local employees, communities and state and federal government authorities.

Farallon’s results of operations are economically evaluated on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit’s size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal period by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Farallon’s operating activities are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important.

Going Concern

Farallon's consolidated financial statements are prepared on the basis that it will continue operations as a going concern. Given that Farallon has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in equity funding to explore Farallon's mineral property. Farallon can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, it may be unable to realize on the carrying value of the project and the net realizable value could be materially less than Farallon's liabilities with a potential for total loss to Farallon shareholders.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept, the deferral of costs incurred for mineral properties and deferred exploration, and assumptions used to determine the fair value of stock-based compensation. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for mineral property interests, long-lived assets, asset retirement obligations, income taxes, and stock-based compensation are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company's financial statements.

The Company's accounting policies are set out in the notes to the accompanying consolidated financial statements.

Mineral property interests

Exploration expenditures incurred by Farallon prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to such determination, and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares, based on the quoted market price of the shares, issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded when paid.

The amount shown for mineral property interests represents acquisition costs incurred to date and does not necessarily reflect present or future values.

Long-lived assets

Farallon reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset with expected future net cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

Income taxes

Farallon uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Stock-based compensation

Farallon has a share option plan which is described in note 6(c) of the consolidated financial statements. Under Canadian GAAP, the Company records all stock-based payments granted on or after July 1, 2003 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25").

Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") issued in December 2004 revises SFAS 123 and supersedes APB 25, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

For US GAAP purposes, the Company adopted the fair value based method of accounting for employee stock compensation as prescribed by SFAS 123 in the year ended June 30, 2001. In addition as the Company currently uses the fair value method to account for all stock option grants SFAS 123(R) did not have any material impact on the financial statements when it was adopted on July 1, 2005.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of APB 25 and related Interpretations. No compensation expense was recognized under APB 25, because the exercise prices of the Company’s employee stock options equalled the market price of the underlying stock on the dates of grant.

Results of Operations

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with Farallon's consolidated financial statements and interim financial statements included in Item 17 of this Annual Report. Farallon’s results of operations are summarized below:

	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003
EXPENSES
Exploration	$8,976,730	$8,752,357	$465,011	$303,797
Exploration - stock-based
compensation	386,553	365,654	339,020	–
Interest Expense	6,935	141	41,033	41,231
Legal, Audit and Accounting	858,372	1,242,095	756,857	411,146
Office and Administration	1,628,325	1,127,595	391,506	298,664
Office and Administration - stock-based
compensation	646,715	406,297	492,317	1,733
Shareholder Communications	663,410	621,317	27,229	34,585
Travel and Conferences	416,058	207,295	124,249	28,611

TOTAL EXPENSES	$13,583,098	$12,722,751	$2,637,222	$1,119,767
Foreign Exchange (Loss) Gain	812,696	19,266	(273,484)	(52,041)
Interest Income	313,389	268,513	76,110	16,697
Recovery of Accounts Receivable
Previously Written Off	–	–	152,065	–

	Year Ended	Year Ended	Year Ended	Year Ended
	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003
Recovery of value-added taxes paid	–	–	273,646	211,717
Gain on the sale of equipment	–	3,141	–	–

LOSS FOR THE PERIOD	$12,457,013	$12,431,831	$2,408,885	$943,394

A. Operating Results

Year Ended June 30, 2006 (“fiscal 2006”) versus Year Ended June 30, 2005 (“fiscal 2005”)

Loss for the year

Loss for the year ended June 30, 2006, increased marginally to $12,457,013, from $12,431,831 in the previous fiscal year. Included in the loss for the current year was a non-cash stock-based compensation expense of $1,033,268 (2005 – $771,951).

Exploration

Exploration expenses for the year ended June 30, 2006, excluding stock-based compensation, increased to $8,976,730 compared to $8,752,357 in the previous year. The main exploration expenditures incurred during the year were drilling (2006 – $3,309,505; 2005 – $2,967,731), engineering (2006 – $2,488,725; 2005 – $2,950,036), and site activities (2006 – $1,433,551; 2005 – $1,318,616). The increase in drilling expense during the period was due to an increase in drill footage at Campo Morado. Drilling did not start in the prior year until August 2004. Higher engineering expenses in fiscal 2006 were mainly due to wages paid for project engineering, metallurgical investigations, a pilot plant study, and open pit design studies. Site activities increased in fiscal 2006 due to a greater number of contractors being employed on site at the Company’s Campo Morado property.

Interest income

Interest income increased to $313,389 for the year ended June 30, 2006 compared to $268,513 for the previous fiscal year due to higher interest rates.

Legal, audit and accounting

Legal, audit and accounting expenses decreased to $858,372 for the year ended June 30, 2006 compared to $1,242,095 for the previous year, primarily due to fees paid to legal advisors in the previous fiscal year to represent the Company in its ongoing lawsuits. The Company is committed to another approximately $900,000 in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significance of an unsuccessful judgment and the Company is expending significant effort and expenditures to ensure a successful conclusion to all outstanding litigation.

Office and administration

Office and administration costs increased to $1,628,325 compared to $1,127,595 for fiscal 2005 due to increases in insurance and salaries paid to support the increased activities at Campo Morado.

Foreign exchange

Foreign exchange gain increased to $812,696 for the year ended June 30, 2006 compared to $19,266 in the 2005 fiscal year, due to the Canadian dollar strengthening in relation to the US dollar. The Company holds most of its funds in Canadian dollars.

Hunter Dickinson Inc.(“HDI”)

An administrative and geological services agreement exists with HDI. HDI is a private company, with certain directors in common with Farallon, which provides extensive engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them.

During the year ended June 30, 2006, such services rendered and expenses reimbursed amounted to $3,936,758 compared to $2,945,466 for the comparable period in the prior year. The increase in services is due mainly to the exploration activities at the Campo Morado Property.

Of the total reimbursed to HDI, $2,194,128 were for exploration expenditures consisting of assays and analysis –$107,933, engineering – $378,027, equipment rentals – $61,906, geological – $532,798, site activities –$1,029,438, transportation – $72,037 and other – $11,989. The remaining amounts reimbursed to HDI were for office and administration – $1,466,114, legal, audit and accounting – $21,805, shareholder communication –$143,771, travel and conferences – $98,481 and trust and filing – $12,459.

Year Ended June 30, 2005 (“fiscal 2005”) versus Year Ended June 30, 2004 (“fiscal 2004”)

Loss for the year

Loss for fiscal 2005 increased to $12,431,831 from $2,408,885 in fiscal 2004. The increase is due to the resumption of exploration activities at the Campo Morado Property.

Exploration

Exploration expenses consist of assays and analysis, depreciation, engineering, geological, site activity and transportation costs associated with the Campo Morado Project.

Exploration expenses, excluding stock-based compensation, increased to $8,752,357 in fiscal 2005 from $465,011 in fiscal 2004. The main exploration expenditures were drilling (2005 – $2,967,731, 2004 – nil), engineering (2005 – $2,950,036, 2004 – $173,180), and site activities (2005 – $1,318,616, 2004 –$181,752). The increase in drilling expense during the year was due to the two phase drilling program initiated at Campo Morado. Higher engineering expenses in fiscal 2005 were mainly due to wages paid for project engineering, metallurgical investigations and a pilot plant study. Site activities increased in fiscal 2005 due to a greater number of site contractors used in Farallon’s exploration activities at Campo Morado.

Office and administration

Office and administration expense for fiscal 2005 increased to $1,127,595 from $391,506 in fiscal 2004 due to increased office staffing levels and setup costs for a new office in Mexico and overhead incurred in restarting exploration activities at Campo Morado.

Hunter Dickinson Inc.(“HDI”)

During fiscal 2005, services rendered and expenses reimbursed to HDI amounted to $2,945,466 compared to $496,277 for the comparable period in 2004. The increase in services is due mainly to the resumption of exploration activities at the Campo Morado Property.

Of the total reimbursed to HDI, $1,094,638 was for office and administration. The remainder has been recorded as follows: exploration – $1,781,358, legal, audit and accounting – $2,177; shareholder communication –$51,661; travel and conferences – $10,822, and trust and filing – $4,810. Under exploration the expense was recorded under the following headings: assays and analysis – $137,022; engineering – $308,373; equipment rental – $40,348, geological – $496,332; site activities – $771,421; transportation – $3,621 and other – $24,241.

Legal, audit and accounting

Legal, audit and accounting fees are comprised of professional fees associated with the Company’s reporting obligations under securities legislation in the United States and Canada; including audit fees, and legal fees incurred in connection with the litigation regarding its properties in Canada, Mexico and Nevada.

Legal, audit and accounting expenses increased to $1,242,095 in fiscal 2005 from $756,857 in fiscal 2004, primarily due to fees paid to legal advisors to represent Farallon in its ongoing lawsuits. Farallon is legally committed to another approximately $900,000 in legal fees. While Farallon believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed due to the uncertainty as to Farallon’s ownership of its mineral properties that would result from an unsuccessful judgment in the current outstanding litigation.

Farallon anticipates that as a result of recently introduced regulations in Canada and the U.S. and as a result of filing this Annual Report with the SEC pursuant to the Securities Exchange Act of 1934, Farallon will continue to experience increases in costs primarily relating to professional fees.

Stock-based compensation

Aggregate stock-based compensation for fiscal 2005 decreased to $771,951 from $831,337 in fiscal 2004 due to a lower number of share purchase options granted (2005 – 2,410,500 options, 2004 – 4,174,500 options).

Interest income

Farallon’s interest income is attributable to interest earned on Farallon’s liquid investments, including cash and equivalents.

Interest income increased to $268,513 in fiscal 2005 from $76,110 in fiscal 2004 due to higher cash balances on hand during fiscal 2005 as a result of private placement financings completed by Farallon.

Proceeds from the private placement financings are presently held in cash and cash equivalent investments pending expenditure of these amounts by Farallon on its exploration programs.

Year Ended June 30, 2004 (“fiscal 2004”) versus Year Ended June 30, 2003 (“fiscal 2003”)

Loss for the year

Loss for fiscal 2004 increased to $2,408,885, compared to a loss of $943,394 in the fiscal 2003. The increase in loss for fiscal 2004 is due mainly to an increase in stock based compensation expense of $829,604 due a higher number of stock options granted, an increase in legal, audit and accounting costs of $345,711 due to increased litigation and regulatory compliance and an increase in foreign exchange loss of $221,443 due to a higher Canadian dollar cash balance and appreciation of the U.S. dollar.

Exploration

In fiscal 2004 exploration expenses increased by $161,214 to $465,011, from $303,797 spent in fiscal 2003, due to an increase in engineering costs (2004 - $173,180; 2003 - $4,591). These costs were associated with planning for exploration activities and engineering studies for the Campo Morado Project.

Office and administration

Office and administration expenses, before stock-based compensation, for fiscal 2004 increased by $92,842 to $391,506, from $298,664 spent in fiscal 2003 due to planning for exploration activities for the Campo Morado Project.

Legal, audit and accounting

Legal, audit and accounting costs increased in fiscal 2004 by $345,711 to $756,857, from $411,146 in fiscal 2003, primarily due to payments for litigation lawyers in Mexico in the latter half of the year, and increased professional fees.

Hunter Dickinson Inc.(“HDI”)

During fiscal 2004, services rendered and expenses reimbursed to HDI amounted to $496,277 compared to $432,228 for the comparable period in 2003.

Of the total reimbursed to HDI, $286,197 were for exploration expenditures consisting of assays and analysis –$1,077, engineering – $29,551, equipment rental – $3,715, geological – $33,396, site activities – $208,813 and other $9,645. The remaining amounts reimbursed to HDI were for office and administration – $148,658, travel and conferences – $45,663, shareholder communication – $10,655 and trust and filing $5,104.

Stock-based compensation

The increase in stock-based compensation in fiscal 2004 to $831,337 from $1,733 in fiscal 2003 resulted from an increase in the number of share purchase options granted to Farallon’s employees, officers, directors and consultants to attract and retain the necessary personnel in anticipation of Farallon’s restart in exploration activities. During fiscal 2004, Farallon granted 4,174,500 stock options compared to 44,000 stock options in fiscal 2003.

Interest income

Interest income increased by $59,413 in fiscal 2004 to $76,110, compared to $16,697 in fiscal 2003 due to several private placement financings completed during fiscal 2003 and 2004.

B. Liquidity and Capital Resources

Working Capital

Farallon had working capital of $5.6 million at June 30, 2006, compared with $13.9 million at June 30, 2005 and $5.7 million at June 30, 2004.

Farallon is presently involved in a multi-faceted exploration and mine development program. This program which started in January 2005, involves drilling, engineering and infrastructure studies, metallurgical testing, environmental, community and government communication programs, and office and general management activities.

In November 2006, Farallon completed a private placement of 18,750,000 units at Cdn$0.40 each and raised gross proceeds of Cdn$7,500,000. Each unit consisted of one common share of Farallon and one common share purchase warrant. Each warrant entitles the holder to purchase one common share in Farallon at a price of Cdn$0.60 on or before November 18, 2008.

In December 2006, Farallon completed an offering of 160 million subscription receipts at a price of Cdn$0.50 per subscription receipt for gross proceeds of Cdn$80 million. Each subscription receipt entitles the holder to acquire one common share and one-half of one common share purchase warrant of Farallon. Each whole warrant allows the holder to acquire one additional common share of Farallon for a period of 24 months for an exercise price of Cdn$0.70. If, at any time after 90 days from completion of offering, the volume weighted average of Farallon is greater than Cdn$1.50 on the TSX for any 20 consecutive trading days, Farallon may accelerate the expiry of the warrants.

In conjunction with the financing, Farallon was required to pay the agents a commission of 6% of the gross proceeds (Cdn$4.8 million) and 9.6 million compensation options. Each compensation option entitles the agents to acquire one common share of Farallon for a period of 24 months for an exercise price of Cdn$0.50.

At the completion of the offering in December 2006, Cdn$20 million of the total gross proceeds was released to Farallon, of which Cdn$2.4 million was used to pay the agents’ commission. Furthermore, 4.8 million of the total 9.6 million compensation options were released to the agents. The balance of the gross proceeds (Cdn$60 million) along with the remaining agents’ commission (Cdn$2.4 million) and compensation options (4.8 million) will be held in escrow pending satisfaction of certain release conditions, including the signing of a binding commitment letter or term sheet for required debt financing acceptable to the agents, which may include senior or subordinated debt, loans from industry partner and/or commitments of underwriting for non-convertible notes or bonds from investment banks. If the release conditions are satisfied within 90 days from the completion of the offering, the remaining subscription receipts will automatically convert into common shares and warrants and the escrowed portion of the offering funds will be released to Farallon. If the release conditions are not met, each holder of subscription receipts shall receive a refund of such subscription receipts equal to that amount of the escrowed funds attributable to such holder’s subscription plus interest.

Proceeds from this offerings are to be utilized to advance work on the G-9 deposit on the Company’s Campo Morado Property and for working capital purposes (refer Item 4 – Plan of Operation 2007).

Farallon anticipates that it will be able to finance both its future exploration program and operating expenses over the balance of fiscal 2007 with the proceeds from the financing. Additional financing may also be available if the holders of Farallon’s outstanding options and warrants determine to exercise these options and warrants. There can be no assurance that Farallon will be successful in its efforts to raise additional funds, if needed, or on terms that are satisfactory to it. The Company has not identified any further potential sources of long-term liquidity.

There can be no assurances that actual program costs will meet planned expenditures. In the event that actual costs exceed planned expenditures, Farallon will be required to obtain additional financing to continue its exploration efforts. There can be no assurances that Farallon will be successful in its efforts to raise the required funds, if needed, or on terms that are satisfactory to it.

Cash and Cash Equivalents

Farallon had cash of $5.5 million at June 30, 2006, compared to cash of $14.0 million at June 30, 2005 and $5.4 million at June 30, 2004. The liquid portion of the working capital consists of cash and cash equivalents with maturity dates of less than three months that are readily convertible into known amounts of cash. The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry a low degree of risk. Some examples of instruments approved by Farallon are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for exploration of Farallon's properties.

As at December 27, 2006, Farallon had cash and cash equivalents of approximately $18.6 million.

Cash Used in Operating Activities

Cash used in operating activities for the year ended June 30, 2006 decreased to $11.2 million from $11.6 million in fiscal 2005. Cash used in operating activities increased to $11.6 million for fiscal 2005, compared to $1.5 million for fiscal 2004 due to exploration activity at Campo Morado. Cash used in operating activities increased to $1.5 million for fiscal 2004 from $0.8 million in fiscal 2003. Farallon anticipates that cash used in operating activities will increase in fiscal 2007 as Farallon continues its exploration activities at Campo Morado.

Cash Used in Investing Activities

Farallon used $0.4 million in investing activities in fiscal 2005. The cash was used to purchase equipment for the Campo Morado Project. Cash used in investing activities is anticipated to increase during fiscal 2007 as the work program at Campo Morado is completed.

Farallon did not use any cash in investing activities in fiscal 2004 and fiscal 2003.

Cash Generated by Financing Activities

For the year ended June 30, 2006, Farallon generated $3.0 million from financing activities from the exercise of 5,501,846 warrants and 1,075,500 share options into 6,577,346 common shares.

In fiscal 2005, Farallon generated $20.5 million from financing activities, all of which, with the exception of $0.4 million, was through the issue of common shares for cash. 28,740,477 common shares were issued through private placements, 7,479,472 from the exercise of warrants and 3,388,500 from the exercise of share purchase options.

During fiscal 2004, Farallon generated $6.9 million from financing activities. This amount included funds raised in a $4.2 million private placement financing completed by Farallon on December 31, 2003 and $3.7 million from the exercise of warrants. This was offset by a repayment of a related party balance of $973,849.

The purpose of the financings were to continue exploration on the Campo Morado Property, general working capital and corporate development purposes. There are no restrictions on the use of proceeds from the financing.

C. Research and Development

Not applicable.

D. Trend Information

Trends that are considered by Farallon to be reasonably likely to have a material effect on Farallon’s results of operations are discussed above under “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B of this Annual Report. Further, Farallon considers that its ability to raise additional financing in order to complete its exploration programs and the plan of operations for the Campo Morado Project during fiscal 2007, and beyond, will be impacted by prevailing prices for metals. Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. However, the

Campo Morado Project is in the exploration stage and Farallon may never determine that these metals may be economically feasible to extract.

Because of rising demand, the trading prices of zinc, copper, lead, gold and silver been increasing steadily for the past four years but most prices showed sharp increases in 2006. The zinc price averaged $0.48/lb in 2004 and $0.62/lb in 2005 but increased substantially to an average of $1.47/lb in 2006. Copper averaged $1.30 in 2004, $1.59/lb in 2005 and increased to $3.03/lb in 2006. Lead prices averaged $0.40/lb in 2004, $0.43/lb in 2005 and $0.58/lb in 2006. The average gold price increased from $410/oz in 2004 to $445/oz in 2005, and jumped to $604/oz in 2006. The silver price averaged $6.69/oz in 2004, increased to $7.32/oz in 2005, and to $11.55/oz in 2006.

On November 21, 2006, Farallon filed a preliminary short form prospectus with Canadian regulatory authorities in certain provinces of Canada in connection with a best efforts public equity offering. On December 12, 2006, Farallon finalized the terms of this offering in which the Company is to sell through its agents up to a total of 160 million subscription receipts at a price of Cdn$0.50 per subscription receipt for gross proceeds of up to Cdn$80 million. Depending on the amount raised from this financing, Farallon may require additional financing in order to continue its exploration programs during fiscal 2007 (ending June 30, 2007) and beyond.

Farallon believes that declines in the prices of these metals will adversely impact Farallon’s ability to obtain the necessary additional future financing.

As a natural resource exploration company, the interest in Farallon’s stock, and its ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical in nature. If the global demand for metals and metal prices decrease, it could adversely impair Farallon’s ability to raise financing and advance the exploration and development of the Campo Morado Property.

E. Off-Balance Sheet Arrangements

Farallon does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Farallon as at June 30, 2006:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-term Liabilities	Nil	Nil	Nil	Nil	Nil

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to expenditures aggregating up to approximately $900,000 for services which will be rendered subsequent to June 30, 2006.

G. Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 shall apply to Farallon's statements pursuant to Items 5.E and F of this Annual Report.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

All of the directors of Farallon are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with Farallon’s By-Laws. Farallon’s last regular annual meeting was held on December 14, 2006. Farallon’s officers are appointed by the Board of Directors.

As at the date of this Annual Report, the following persons were the officers, directors and senior management of Farallon:

Name (1)	Date of Birth	Position with Farallon	Since
David Copeland	January 6, 1948	Director	December 21, 1995
Barry Coughlan	April 4, 1945	Director	March 13, 1999
Scott Cousens	September 25, 1964	Director	December 21, 1995
Robert Dickinson	September 25, 1948	Director	July 31, 1991
Jeffrey Mason	March 9, 1957	Secretary, Chief Financial Officer and Director	August 8, 1994
Ronald Thiessen	December 21, 1952	Chairman of the Board and Director	August 8, 1994
Dick Whittington	September 22, 1953	President, Chief Executive Officer and Director	September 7, 2004

(1)

None of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

Farallon’s directors and officers, except for Dick Whittington, are part-time and serve as officers and/or directors of other resource exploration companies and, as such, are engaged and will continue to be engaged in the search for additional resource opportunities on behalf of such other companies. Dick Whittington provides management services to the Company on a full-time basis. In particular, the success of Farallon and its ability to continue to carry on operations is dependent upon its ability to retain the services of Dick Whittington, President and CEO, Ronald Thiessen, Chairman, and Jeffrey Mason, Secretary and CFO.

All directors were re-elected at Farallon's annual general meeting on December 14, 2006 and have a term of office expiring at the next annual general meeting of Farallon scheduled for December 2006. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

The following is biographical information on each of the persons listed above:

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in Economic Geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Farallon and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	December 1995	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Rockwell Ventures Inc.	Director	September 2006	Present
	Chief Executive Officer	August 2006	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	March 1998	Present
Continental Minerals Corporation	Director	June 2006	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community and has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	December 1995	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 35 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	Present
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	September 2006

Company	Positions Held	From	To
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present

Company	Positions Held	From	To
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

RONALD THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief	November 2000	September 2006

Company	Positions Held	From	To
Executive Officer
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

DICK WHITTINGTON, P.Eng. – Director, President & Chief Executive Officer

Dick Whittington, P.Eng., appointed September 2004 as President and Chief Executive Officer of Farallon Resources Ltd., with the responsibility to guide the project through the advanced exploration and development stages. Mr. Whittington is a mining engineer, with a degree from the Royal School of Mines in the United Kingdom and more than 30 years of industry experience in the management and evaluation of major mining projects in Canada, Panama and Australia. He has been involved in all phases of mine evaluation and development, from exploration through to negotiating long-term contracts for mine products with customers in Asia, South America and Europe. As a mining executive, he has participated in a full spectrum of corporate activities, including numerous feasibility studies, several mergers and acquisitions, and major financings for mine developments.

B. Compensation

In this section, “Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Dick Whittington, President and Chief Executive Officer, Jeffrey R. Mason, Secretary and Chief Financial Officer and Ronald W. Thiessen, Chairman of the Board, are the “Named Executive Officers” of Farallon for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during Farallon’s three most recently completed financial years is as set out below:

Annual Compensation(1)
NAMED EXECUTIVE OFFICERS (1) Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Dick Whittington President and Chief Executive Officer	2006 2005 2004	288,750 288,750 45,833	Nil Nil N/A	Nil Nil N/A
Ronald Thiessen Chairman	2006 2005 2004	223,981 197,911 19,533	Nil Nil Nil	Nil Nil Nil

Jeffrey Mason Secretary and Chief Financial Officer	2006 2005 2004	130,429 125,994 14,737	Nil Nil Nil	Nil Nil Nil

Note:

(1)

Annual Compensation to the Company’s Named Executive Officers was paid by Hunter Dickinson Inc. pursuant to a geological and administrative services agreement dated December 31, 1996. A copy of this agreement has been filed previously with the Form 20-F Registration Statement in December 2005. Amounts paid to Hunter Dickinson Inc. by the Company are disclosed in Item 7.B of this Annual Report.

Long-Term Incentive Plan Awards

Farallon does not presently have a long-term incentive plan or any pension plans for its executive officers or employees nor is any such plan contemplated.

Stock Options

The share options granted to the Named Executive Officers and directors during the financial year ended June 30, 2006 were as follows:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date
Dick Whittington President, Chief Executive Officer and Director	700,000	11.6%	C$1.00	C$0.83	Mar 31,2011
Ronald Thiessen Chairman and Director	310,000 250,000	9.2%	C$0.58 C$1.00	C$0.58 C$0.83	Sep 28, 2007 Mar 31, 2011
Jeffrey Mason Chief Financial Officer, Secretary and Director	310,000 250,000	9.2%	C$0.58 C$1.00	C$0.58 C$0.83	Sep 28, 2007 Mar 31. 2011
David Copeland Director	310,000 250,000	9.2%	C$0.58 C$1.00	C$0.58 C$0.83	Sep 28, 2007 Mar 31, 2011
Barry Coughlan Director	155,000 250,000	6.7%	C$0.58 C$1.00	C$0.58 C$0.83	Sep 28, 2007 Mar 31. 2011
Scott Cousens Director	310,000 250,000	9.2%	C$0.58 C$1.00	C$0.58 C$0.83	Sep 28, 2007 Mar 31, 2011
Robert Dickinson Director	310,000 250,000	9.2%	C$0.58 C$1.00	C$0.58 C$0.83	Sep 28, 2007 Mar 31,2011

As of the date of this Annual Report no additional stock options have been granted to Farallon’s Named Executive Officers and directors.

The share options exercised by the Named Executive Officers during the financial year ended June 30, 2006 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at June 30, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options/SARs at June 30, 2006 ($) Exercisable/ Unexercisable
Dick Whittington	Nil	Nil	Nil / 700,000	Nil / nil
Ronald Thiessen	Nil	Nil	310,000 / 250,000	C$58,900 / nil
Jeffrey Mason	100,000	C$27,000	310,000 / 250,000	C$58,900 / nil

Farallon may grant, pursuant to the policies of the TSX, stock options to directors, officers and employees of and consultants to Farallon or a subsidiary or to employees of a company providing management services to Farallon in consideration of them providing their services to Farallon or subsidiary. The number of shares subject to each option is determined by Farallon’s Board of Directors within the guidelines established by the TSX. The Company's stock option plan is more fully described in Item 6.E of this Annual Report

C. Board Practices

None of the service contracts of any of Farallon's directors contain provisions for benefits upon termination of such director's employment.

Committees of the Board of Directors

The Board has appointed an Audit Committee and is in the process of establishing two additional Committees, namely, a Compensation Committee and the Corporate Governance & Nominating Committee.

Audit Committee

The Board has adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Board has established definitions for “financial literacy” and has determined that all members of the Audit Committee are financially literate. The Audit Committee meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

The Company’s Audit Committee until recently was comprised of Messrs. Dave Copeland, Scott D. Cousens, and Robert Dickinson. A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. In September 2006, the Company determined that none of the abovementioned audit committee members were independent and initiated its search for independent board members. In December 2006, the Board appointed Barry T. Coughlan, who is considered independent, to the audit committee, replacing Mr. Dickinson. However, as of the date of this Annual Form, the Company is not in compliance with the audit committee composition rule set out in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), the Canadian regulatory policy respecting audit committees, as only one of the members of the audit committee is considered independent. The other two members are not considered independent as a consequence of their employment positions with Hunter Dickinson Inc., a service provider to the Company. The Company is currently undertaking steps to remedy such non-compliance, including actively recruiting new board members that are independent and financially literate. While it is difficult to set a firm deadline by which the Company will completely rectify the non-compliance given the high demand for qualified individuals, the Company does intend to take the required steps in order to reach this goal as soon as practicable.

The Company is currently taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. As well, the board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. In terms of MI 52-110, a member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All of the current audit committee members are financially literate as defined in MI 52-110. The audit committee typically meets each quarter.

Compensation Committee

The Board will be establishing a Compensation Committee, to be comprised of three persons, at least two of whom are to be independent. Upon adoption, this charter will be available for viewing at the Company’s website at www.farallonresources.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the Directors, to review the performance and compensation paid to the Company’s executive officers and to make recommendations on compensation to the Board. In addition, the Committee will review annually the compensation plans for the Company’s non-executive staff.

Corporate Governance and Nominating Committee

The Board will be establishing a Corporate Governance & Nominating Committee, at least two of whom are to be independent.

The Board expects to adopt a charter for the Corporate Governance & Nominating Committee in carrying out its duties. The Corporate Governance Committee will be given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance. This Committee is preparing a procedures manual for all Directors to assist members of the Board in carrying out their duties. The Committee has also prepared Corporate Governance Guidelines for the Company which have been adopted by the Board and which will be available for viewing at the Company’s website. The Corporate Governance Committee will also review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Corporate Governance & Nominating Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of Director of the Company. The Company will be adopting a formal procedure for assessing and evaluating the effectiveness of both the individual Directors as well as the Board as a whole. This function is carried out annually by the Corporate Governance & Nominating Committee whose evaluations and assessments are then provided to the Board of Directors in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

D. Employees

At June 30, 2006, and at June 30, 2005, Farallon had approximately 8 full-time employees, all located in Mexico. Many of the Company's services are provided by a related party, HDI, pursuant to a geological and management service agreement. See Item 7B. Related Parties.

E. Share Ownership

The shareholdings of the Named Executive Officer as well as the rest of the directors and officers of Farallon as at December 27, 2006 are disclosed as follows:

Name	Position	Number & Percentage of Outstanding Common Shares Owned
David Copeland	Director	848,750 shares (0.52%) 125,000 warrants (0.08%)
Barry Coughlan	Director	100,000 shares (0.06%) 100,000 warrants (0.06%)
Scott Cousens	Director	708,802 shares (0.43%) 125,000 warrants (0.08%)
Robert Dickinson	Director	575,000 shares (0.35%) 268,000 warrants (0.16%)
Jeffrey Mason	Secretary, Chief Financial Officer and Director	80,000 shares (0.05%)
Ronald Thiessen	Chairman of the Board and Director	494,900 shares (0.30%)
Dick Whittington	President, Chief Executive Officer and Director	309,000 shares (0.19%) 250,000 warrants (0.15%)

Details of the stock options held by the officers and directors of the Company, at December 27, 2006, are:

			Exercise
Name	Grant Date	Expiry Date	Price	Total
Copeland D	September 22, 2005	September 28, 2007	C$ 0.58	310,000
	March 31, 2006	March 31, 2011	C$ 1.00	250,000
Copeland D Total				560,000
Coughlan B	September 22, 2005	September 28, 2007	C$ 0.58	155,000
	March 31, 2006	March 31, 2011	C$ 1.00	250,000
Coughlan B Total				405,000
Cousens S	September 22, 2005	September 28, 2007	C$ 0.58	310,000
	March 31, 2006	March 31, 2011	C$ 1.00	250,000
Cousens S Total				560,000
Dickinson R	September 22, 2005	September 28, 2007	C$ 0.58	310,000
	March 31, 2006	March 31, 2011	C$ 1.00	250,000

			Exercise
Name	Grant Date	Expiry Date	Price	Total
Dickinson R Total				560,000
Mason J	September 22, 2005	September 28, 2007	C$ 0.58	310,000
	March 31, 2006	March 31, 2011	C$ 1.00	250,000
Mason J Total				560,000
Thiessen R	September 22, 2005	September 28, 2007	C$ 0.58	310,000
	March 31, 2006	March 31, 2011	C$ 1.00	250,000
Thiessen R Total				560,000
Whittington D	March 31, 2006	March 31, 2011	C$ 1.00	700,000
Whittington D Total				700,000
Grand Total				3,905,000

Each option and warrant may be exercised for one common share of Farallon at the exercise price.

As of December 27, 2006, directors and officers of Farallon as a group (7 persons) owned or controlled an aggregate of 3,116,452 shares (1.9%) of Farallon, or 7,889,452 shares (4.6%) on a diluted basis.

Stock Option Plan

For the year ended June 30, 2006, Farallon has a share purchase option compensation plan (the “Plan”) approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The Plan is based on a maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the Plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options may have a term of up to ten years and typically terminate 30 or 90 days following the termination of the optionee’s employment, except in the case of retirement or death depending on the position held by such option holder. Vesting of options is at the discretion of the Board at the time the options are granted. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the Plan increases.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	all options granted under the Plan are non-assignable and non-transferable and for a period of up to 10 years;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), Farallon must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Farallon or of any of its subsidiaries;

(c)	if an Optionee ceases to be employed by Farallon (other than as a result of termination with cause) or ceases to act as a director or officer of Farallon or a subsidiary of Farallon, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)	the minimum exercise price of an option granted under the Plan must not be less than the market price (as defined in the policies of TSX); and

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Farallon in a one year period.

Farallon must first obtain "disinterested" shareholders' approval (described below) if:

(i)	the number of options granted to Insiders of Farallon exceeds 10% of Farallon’s outstanding listed shares; or

(ii)	the aggregate number of options granted to Insiders of Farallon within a one year period exceeds 10% of Farallon’s outstanding listed shares; or

(iii)	the number of options granted to any one Insider and such Insider’s Associates within a one year period exceeds 5% of Farallon’s outstanding listed shares; or

(iv)	Farallon is decreasing the exercise price of options previously granted to Insiders.

On November 16, 2004 the Board approved, subject to regulatory and shareholder approval, amendments to the 2004 Option Plan which include:

1.	The maximum number of common shares issuable pursuant to the Plan may not exceed 10% of the number of common shares which are outstanding from time to time.

2.

The present provisions in Farallon’s stock option plan setting forth the terms on which options granted pursuant to the Plan can be amended be replaced with the provision that options which have been granted pursuant to the Plan require only the prior approval of the Board of Directors and not the approval of any stock exchange or other regulatory body having jurisdiction provided, however, that amendments to options which have been granted pursuant to the plan which are held by Insiders and which entail a reduction in the exercise price or an extension of the term of such options will require disinterested shareholder approval.

Shareholders of Farallon approved the proposed amendment to the Plan at the Annual General Meeting held December 15, 2004.

As at December 27, 2006, an aggregate of 6,341,500 common shares of Farallon have been reserved for issuance pursuant to the following director, employee, executive officer and service provider stock options:

Incentive options

			Exercise	Number of
Optionholder Status	Date of Grant	Expiry Date	Date	Shares

Directors and Officers of	September 22, 2005	September 28, 2007	C$0.58	1,705,000
the Company and its	March 31, 2006	March 31, 2011	C$1.00	2,200,000
Subsidiaries
				3,905,000

Employees and	February 8, 2005	June 22, 2007	C$0.74	250,000
Consultants	May 24, 2005	June 1, 2007	C$0.60	50,000
	May 24, 2005	June 22, 2007	C$0.60	205,000
	September 22, 2005	September 28, 2007	C$0.58	425,000
	December 14, 2005	December 14, 2007	C$0.52	15,000
	February 28, 2006	February 29, 2008	C$0.74	190,000
	March 10, 2006	March 31, 2009	C$0.80	704,000
	March 31, 2006	March 31, 2011	C$1.00	250,000
	April 20, 2006	March 31, 2009	C$0.89	40,000
	June30, 2006	March 31, 2009	C$0.80	307,500

				2,436,500

In the year ended June 30, 2006, 1,075,500 options were exercised at a weighted average price of C$0.68.

ITEM 7 MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Major Shareholders

Farallon is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Farallon’s knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Farallon, the only class of securities with voting rights. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

Geographic Breakdown of Shareholders

As of December 27, 2006, Farallon’s register of shareholder indicates that Farallon’s common shares are held as follows:

			Number of registered
		Percentage of	shareholders of
Location	Number of shares	total shares	record
Canada	142,219,479	86.4%	62
United States	19,159,760	11.7%	104
Other	3,193,092	1.9%	12
	164,572,331		178

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Farallon's securities are recorded on the books of its transfer agent, Computershare Trust Company of Canada located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Farallon does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, Farallon is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. There are no arrangements known to Farallon which, at a subsequent date, may result in a change in control of Farallon.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, "insiders" (generally officers, directors and holders of 10% or more of Farallon's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Farallon's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing in 2002 in British Columbia all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B. Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Farallon or its predecessors during the year ended June 30, 2006 and up to the date hereof except as follows:

HDI is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The amounts billed by HDI for its services rendered and reimbursement of expenses for year ended June 30, 2006, 2005 and 2004 are as follows:

	Years ended June 30
Transactions	2006	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. and subsidiaries	$3,833,455	$2,849,674	$407,013
Hunter Dickinson Group Inc.	2,658	10,240	9,550
Administration cost recovery
Hunter Dickinson Inc.	103,303	95,792	89,264
Interest charged
Hunter Dickinson Inc.	–	–	41,033

Farallon believes that the terms of the services provided by HDI pursuant to the management and services agreement are equivalent or more favourable than the terms that Farallon would be able to negotiate in similar transactions with arms-length parties.

The amounts billed by CEC Engineering Ltd., a private company owned by a director, David J. Copeland, which provides engineering services to the Company for year ended June 30, 2006, 2005 and 2004 are as follows:

	Years ended June 30
Transactions	2006	2005	2004
Services rendered and expenses reimbursed
CEC Engineering Ltd.	$862	$45,236	$11,500

Farallon believes that the terms of the services provided by CEC Engineering Ltd. pursuant are equivalent or more favourable than the terms that Farallon would be able to negotiate in similar transactions with arms-length parties.

Prior to January 1, 2003, balances due to or from HDI and subsidiaries were non-interest bearing, unsecured and due on demand. As a result of the Farallon's indebtedness to HDI extending longer than was originally anticipated and envisioned in the agreement, between January 1, 2003 and June 30, 2004, balances due to HDI and subsidiaries incurred interest, of which $41,033 was paid to HDI during the year ended June 30, 2004, at the Canadian bank prime rate plus 6% per annum, compounded monthly, and were unsecured and due on demand. Commencing July 1, 2004, intercompany balances due to/ from HDI are non-interest bearing, unsecured and due on demand. The related party balances for the last three fiscal years are as follows:

Balances receivable (payable) at	June 30, 2006	June 30, 2005	June 30, 2004
Hunter Dickinson Inc.	$91,049	$(100,505)	$79,456
Tecnicos HD de Mexico SA de CV	–	2,855	96,239
Servicios HD de Mexico SA de CV	–	1,260	64,093
Hunter Dickinson Group Inc.	–	(2,727)	–
CEC Engineering Ltd.	–	(15,906)	–
Balances receivable (payable) to related parties	$91,049	$(115,023)	$239,788

No director or officer of Farallon has been indebted to Farallon at any time during the last three fiscal years.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Legal Proceedings

(a) Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property orchestrated by David L. Hermiston, a U.S. national. The legal actions heard in British Columbia and Nevada were decided in the Company’s favor in 1998 and 1999 and 2001.

The Nevada action was concluded in favor of the Company in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision was final and conclusive; however, in December 2005 one of the plaintiffs requested a rehearing of the matters covered by the November 16, 2005 judgment. On April 18, 2006 the Nevada Supreme Court denied the request for a rehearing.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling, to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001 the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. Hermison filed an amparo against the Prosecutor General’s Office, which led to a review of the case. The Company is currently awaiting a ruling on the review.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In connection with this claim, a lien was filed against certain assets of the Company’s Mexican subsidiary. This lien is third in priority after liens filed by Farallon Resources Corp. pursuant to a mortgage agreement and by Wiltz Investment S.A. in its litigation discussed below. Management’s view based on advice of Mexican counsel is that the Hermiston claim is without merit and the Company is vigorously defending the action.

The Company is currently awaiting a ruling on an appeal filed by Mr. Hermiston with regard to evidence submitted that was deemed irrelevant and disallowed by the Court. Farallon has been advised by its Mexican counsel that a decision against the Company would not affect its ownership of the Campo Morado Project since the Company acquired the

“Campo Morado” and “Reducción La Alina” mining concessions through an Option and Assignment Agreement duly executed by the person legally authorized to sign on behalf of Minera Summit de Mexico, S.A. de C.V., the optionor.

However, the outcome of this matter is undeterminable and remains subject to risk at this time.

(b) Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of its directors. The Company’s attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement.

This lawsuit is currently in the stage of notification of the defendants, which is expected to be completed in the near future. Once all parties have been legally notified, the trial will begin. Farallon anticipates a decision towards the end of 2006 or early 2007.

With respect to the criminal action, the Prosecutor General has ruled on two occasions that there is no basis for criminal charges and that the accusations were unfounded.

Management’s view based on advice of Mexican counsel is that these claims by Wiltz are without merit and the Company is vigorously defending the action. However, the outcome of this matter is undeterminable and remains subject to risk at this time.

Other than as disclosed herein, management of Farallon is not aware of any other legal proceedings which are contemplated against Farallon.

Dividends

Farallon has not paid any dividends on any of its shares since incorporation. Farallon does not presently have any intention of paying dividends. Its future dividend policy will be determined by its board of directors on the basis of earnings, financial requirements and other relevant factors.

B. Significant Changes

Farallon has not experienced any significant changes since the date of the financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

Trading Markets

Farallon’s common shares are traded on the TSX under the symbol “FAN”. The following table shows the progression in high and low trading prices of the common shares of Farallon on the TSX for the periods listed.

	High	Low
	(Cdn $)	(Cdn $)
Annual (fiscal year)
2007 (to December 27, 2006)	0.70	0.41
2006	1.03	0.43
2005	1.11	0.51
2004	1.37	0.50
2003	0.86	0.20
2002	0.80	0.22
2001	0.90	0.27

Quarterly
Fiscal 2007
First Quarter	0.80	0.41
Fiscal 2006
Fourth Quarter	1.03	0.65
Third Quarter	0.87	0.64
Second Quarter	0.66	0.43
First Quarter	0.68	0.47
Fiscal 2005
Fourth Quarter	0.91	0.51
Third Quarter	0.91	0.65
Second Quarter	1.11	0.70
First Quarter	0.94	0.63

Monthly
December 2006 (to December 27, 2006)	0.70	0.52
November 2006	0.60	0.50
October 2006	0.62	0.42
September 2006	0.59	0.41
August 2006	0.70	0.53
July 2006	0.80	0.58
June 2006	0.79	0.66

B. Plan of Distribution

Not applicable.

C. Markets

Farallon’s common shares have traded in Canada on the TSX since October 30, 1997 under the symbols FAN (see "Item 4.A - History and Development of Farallon").

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Not applicable for an Annual Report.

B. Memorandum and Articles of Association

Farallon was incorporated on July 4, 1991 pursuant to the Company Act (British Columbia) under Corporation No. 408702. Farallon's corporate constituting documents are comprised of its Articles of Association (“Articles”) and Memorandum of Incorporation (“Memorandum”). A copy of the Articles and Memorandum has been filed with the Company’s Form 20-F Registration Statement as exhibits.

The Business Corporations Act (British Columbia) was adopted in British Columbia in 2004 and is now in effect. The Business Corporations Act replaces the Company Act (British Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. There is a mandatory transition process under the Business Corporations Act, so that all companies comply with the new regulations. Farallon has until March 29, 2006 to file a transition application with the Corporate Registry in British Columbia, which includes bringing its charter documents into conformity with the Business Corporations Act. As part of its transition, Farallon filed a Notice of Articles with the British Columbia Registrar of Companies on January 20, 2005.

Under the Business Corporations Act, every “pre-existing company” remains subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) unless such provisions are removed with the approval of shareholders by way of a special resolution. Such Pre-existing Company Provisions include the following provisions that were relevant to Farallon:

  The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

  A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, Farallon’s board of directors proposed removal of the Pre-existing Company Provisions in connection with the adoption by Farallon of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at a meeting of the shareholders of the Company, present in person or by proxy. This approval of the shareholders by special resolution was obtaineded at the annual general meeting of the shareholders of Farallon held on December 15, 2005. The removal of the Pre-existing Company Provisions became effective upon the filing of a Notice of Alteration to Farallon’s Articles with the British Columbia Registrar of Companies on February 10, 2006. Farallon’s shareholders also approved by special resolution the adoption of a new form of Articles (the "Articles"). The Articles were adopted by Farallon with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act. These Articles became effective on February 10, 2006.

The following is a summary of certain material provisions of (i) Farallon’s Notice of Articles, as amended by the Notice of Alteration approved by shareholders, (ii) Farallon’s new Articles, as adopted by shareholders, and (iii) certain provisions of the Business Corporations Act applicable to Farallon:

1. Objects and Purposes

Farallon's Memorandum and Articles do not specify objects or purposes. Farallon is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2. Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3.	either of the following applies to the director:

	a.	the director has a material interest in the contract or transaction;

	b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and

	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under Farallon’s Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which Farallon has entered or proposes to enter:

1.	is liable to account to Farallon for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with Farallon either with regard to the holding of any office or place of profit the director holds with Farallon or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of Farallon in which a director is in any way interested is liable to be voided for that reason

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of Farallon or of an affiliate of Farallon.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of Farallon:

1. Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2. Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of Farallon or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3. guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4. mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Farallon.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to Farallon under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

Directors need not own any shares of Farallon in order to qualify as directors.

3. Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Farallon is, or would thereby become, insolvent.

Voting Rights

Each Farallon share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among Farallon’s directors. There are no cumulative voting rights applicable to Farallon.

Rights to Profits and Liquidation Rights

All common shares of Farallon participate rateably in any net profit or loss of Farallon and shares rateably any available assets in the event of a winding up or other liquidation.

Redemption

Farallon has no redeemable securities authorized or issued.

Sinking Fund Provisions

Farallon has no sinking fund provisions or similar obligations.

Shares Fully Paid

All Farallon shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to Farallon which provide a right to any person to participate in offerings of Farallon's equity or other securities

With respect to the rights, preferences and restrictions attaching to Farallon’s common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of Farallon’s shares.

4. Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Farallon’s Articles provide that, subject to the Business Corporations Act, Farallon may by ordinary resolution or a resolution of the directors (or a resolution of the directors in the case of §(c) or §(f) below):

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that Farallon is authorized to issue out of any class or series of shares or establish a maximum number of shares that Farallon is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if Farallon is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders. The Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5. Meetings of Shareholders

The Articles provide that Farallon must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of Farallon. Shareholders meetings are governed by the Articles of Farallon but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “Securities Act”) and the British Columbia Corporations Act. The Articles provide that Farallon will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Farallon makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act . This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Farallon must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6. Rights to Own Securities

There are no limitations under Farallon's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7. Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Farallon’s Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of Farallon. Farallon has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Farallon does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Farallon's material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8. Ownership Threshold Requiring Public Disclosure

The Articles of Farallon do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Farallon's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Farallon but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports filed by Farallon’s insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9. Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10. Changes in the Capital of the Company

There are no conditions imposed by Farallon’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C. Material Contracts

The material contracts to which Farallon is a party which were entered into during the last two years are as follows:

1.

Farallon’s Stock Option Plan (see "Share Ownership – Stock Option Plan") dated December 15, 2004, as discussed in detail under Item 6.E of this Annual Report under the heading “Material Terms of the Plan”;

2.

Geological Management and Administration Services Agreement with HDI dated for reference December 31, 1996 whereby HDI provides geological, exploration and administrative services to Farallon. (see item 7) (filed as an exhibit to Form 20-F Registration Statement filed in December 2005).

3.	Agency Agreement dated December 14, 2006 among Farallon, Paradigm Capital Inc., Canaccord Capital Corporation and MGI Securities Inc.

D. Exchange Controls

Farallon is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Farallon (the "Common Shares"), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Farallon on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Farallon's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Farallon does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Farallon's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Farallon's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of, or are controlled by nationals of, member states of the World Trade Organization) when Farallon was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Farallon and the value of the assets of Farallon, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Farallon. An investment in the Common Shares of Farallon by a WTO Investor, or by a non-Canadian when Farallon was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Farallon and the value of the assets of Farallon, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds C$250 million. A non-Canadian would acquire control of Farallon for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of Farallon. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of Farallon unless it could be established that, on the acquisition, Farallon was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Farallon will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares of Farallon would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)

an acquisition of control of Farallon in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)

an acquisition of control of Farallon by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Farallon, through the ownership of the Common Shares, remained unchanged.

E. Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Farallon, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Farallon will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Farallon's voting shares). Farallon will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Farallon's issued shares of any class or series. If the shares of Farallon constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion and approval of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty provides the value of such shares at the time of disposition is not derived principally from real property situated in Canada and certain other conditions are met. The value of Farallon's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Farallon. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, Farallon urges holders and prospective holders of common shares of Farallon to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Farallon, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Farallon who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Farallon. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Farallon

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Farallon are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Farallon has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Farallon, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Farallon generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Farallon may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Farallon) deduction of the United States source portion of dividends received from Farallon (unless Farallon qualifies as a "passive foreign investment company," as defined below). Farallon does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Farallon's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Farallon's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Farallon may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Farallon will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Farallon should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Farallon

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Farallon equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Farallon. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Farallon will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of Farallon's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Farallon is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Farallon may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Farallon does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Farallon will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Farallon appears to have been a PFIC for the fiscal year ended June 30, 2005, and at least certain prior fiscal years. In addition, Farallon expects to qualify as a PFIC for the fiscal year ending June 30, 2006 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Farallon is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S.

Holders of Farallon. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Farallon as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Farallon qualifies as a PFIC on his pro rata share of Farallon's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Farallon's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Farallon is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Farallon qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Farallon is a controlled foreign corporation, the U.S. Holder's pro rata share of Farallon's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Farallon's first tax year in which Farallon qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Farallon in which Farallon is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Farallon common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Farallon's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Farallon must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Farallon intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Farallon. Farallon urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Farallon, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Farallon ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Farallon does not qualify as a PFIC. Therefore, if Farallon again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Farallon qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Farallon. Therefore, if such U.S.

Holder reacquires an interest in Farallon, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Farallon qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Farallon common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Farallon.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Farallon common shares and all excess distributions on his Farallon common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Farallon (i) which began after December 31, 1986, and (ii) for which Farallon was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Farallon is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Farallon common shares, then Farallon will continue to be treated as a PFIC with respect to such Farallon common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Farallon common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Farallon common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Farallon as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Farallon included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Farallon will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Farallon common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Farallon are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Farallon common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Farallon is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Farallon, certain adverse rules may apply in the event that both Farallon and any foreign corporation in which Farallon directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Farallon intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Farallon that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Farallon (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Farallon (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Farallon and does not dispose of its common shares. Farallon strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Farallon common shares while Farallon is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Farallon is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Farallon ("United States Shareholder"), Farallon could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Farallon which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Farallon attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Farallon does not believe that it currently qualifies as a CFC. However, there can be no assurance that Farallon will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Exhibits attached to this Annual Report are also available for viewing at the offices of Farallon, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Farallon at 604-684-6365, attention: Shirley Main. Copies of Farallon's consolidated financial statements and other continuous disclosure documents required under the Securities Act (British Columbia) are available for viewing on SEDAR at www.sedar.com.

I. Subsidiary Information

All subsidiary information for Farallon is included in its consolidated financial statements.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a) Transaction Risk and Currency Risk Management

Farallon's operations do not employ complex financial instruments or derivatives, and given that Farallon keeps its excess funds in high-grade short-term instruments, it does not have significant or unusual financial market risks. In the event Farallon experiences substantial growth in the future, Farallon’s business and results of operations may be materially affected by changes in interest rates on new debt financings, the granting of credit options to Farallon’s customers, and certain other credit risks associated with Farallon’s operations.

b) Interest Rate Risk and Equity Price Risk

Farallon is equity financed and does not currently have any debt which could be subject to significant interest rate change risks. Farallon has raised equity funding through the sale of securities denominated in Canadian dollars.

c) Exchange Rate Sensitivity

A significant portion of Farallon's administrative operations are in Canada.

Farallon incurs certain of its exploration expenditures in Mexican pesos. However, Farallon's largest contracts for services (such as drilling) are typically denominated in United States dollars.

Farallon typically holds most of its funds in Canadian dollars and reports the results of its operations in United States dollars so is therefore affected by exchange rate risk.

Exposure to exchange rate fluctuations are due to the translation of the significant portion of Farallon’s cash and equivalents and, to a lesser extent, Farallon’s payables and direct costs. Because Farallon’s reporting currency is in United States dollars, and the Company holds most of its funds in Canadian dollar and Mexican peso, an increase in the value of the United States dollar relative to the Canadian dollar and Mexican peso would result in higher foreign exchange losses.

d) Commodity Price Risk

While the value of Farallon’s mineral properties can always be said to relate to the price of the commodity and the outlook for same, the Company does not have any operating mines nor economic ore and hence does not have any hedging.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of June 30, 2006, being the date of the Company's most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, J.R.H. (Dick) Whittington, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are designed to ensure that information required to be disclosed the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended June 30, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

Composition of the Audit Committee

Until recently, the members of the audit committee were Dave J. Copeland, Scott D. Cousens and Robert A. Dickinson. In December 2006, the Board appointed Barry T. Coughlan to the committee, replacing Mr. Dickinson.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgment. In September 2006, the Company determined that none of the existing audit committee members at the time were independent and initiated its search for independent board members. In December 2006, the Board appointed Barry T. Coughlan, who is considered independent, to the audit committee, replacing Mr. Dickinson. However, as of the date of this Annual Form, the Company is not in compliance with the audit committee composition rule set out in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), the Canadian regulatory policy respecting audit committees, as only one of the members of the audit committee is considered independent. The other two members are not considered independent as a consequence of their employment positions with Hunter Dickinson Inc., a service provider to the Company. The Company is currently undertaking steps to remedy such non-compliance, including actively recruiting new board members that are independent and financially literate. While it is difficult to set a firm deadline by which the Company will completely rectify the non-compliance given the high demand for qualified individuals, the Company does intend to take the required steps in order to reach this goal as soon as practicable.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All of the audit committee members are financially literate. The board of directors has determined that Mr. Coughlan qualifies as a “financial expert” as defined in Item 401(e) of Regulation S-B, by virtue of his work experience and his education.

Relevant Education and Experience

Disclosure respecting the education and experience of the Committee is provided in their biographies above. As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

1TEM 16B CODE OF ETHICS

Farallon has adopted a code of ethics that applies to Farallon's chief executive officer, the chief financial officer, and other members of senior management. As adopted, the Company's Code of Ethics sets forth standards that are designed to prevent wrongdoing and to promote:

  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  full, fair, accurate, timely and understandable disclosure in reports and documents that Farallon files with, or submits to, the Securities and Exchange Commission and in other public communications made by Farallon;

  compliance with applicable governmental laws, rules and regulations;

  the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

  accountability for adherence to the Code of Ethics.

If any person becomes aware of a breach, or suspected breach, of the Code of Ethics, that person must report it immediately to his or her manager and Farallon’s corporate secretary for action. If this is inappropriate or uncomfortable for the individual, the breach, or suspected breach, should be reported to another member of the senior management team and the corporate secretary for action. The Code of Conduct forms part of the conditions of employment for every one of Farallon’s employees and officers, and also applies to its directors and contractors. Failure to comply with the Code of Conduct can result in disciplinary action including, where appropriate, dismissal.

The Code of Ethics was appended as an exhibit to Farallon’s Initial Registration on Form 20-F, filed with the Securities and Exchange Commission.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by KPMG LLP to Farallon in 2006. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table:

Nature of Services	Fees paid to auditor in year ended June 30, 2006	Fees paid to auditor in year ended June 30, 2005
Audit Fees (1)	C$141,000	C$28,626
Audit-Related Fees (2)	–	–
Tax Fees (3)	4,250	3,500
All Other Fees (4)	–	–
Total	C$145,250	C$32,126

Notes:

1.

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.	"All Other Fees" include all other non-audit services.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Audited financial statements of Farallon Resources Ltd. for the fiscal years ended June 30, 2006, 2005, and 2004 comprised of the following are included herein:

(a)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at June 30, 2006 and 2005; consolidated statements of operations and deficit, and cash flows for each of the years ended June 30, 2006, 2005, and 2004;

	(b)	Consolidated Balance Sheets as at June 30, 2006 and 2005;

	(c)	Consolidated Statements of Operations and Deficit for each of the years June 30, 2006, 2005, and 2004;

	(d)	Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005, and 2004; and

	(e)	Notes to the consolidated financial statements.

ITEM 18 FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19 EXHIBITS

The following exhibits which are incorporated by reference herein have been filed with previously-filed Form 20-F Registration Statement:

Exhibit
Number	Description

1.01	Certificate of Incorporation dated July 1991 (1)

1.02	Articles dated July 1991 (1)

1.03	Notice of Articles dated January 2005 (1)

1.04	Notice of Alteration to Notice of Articles dated February 2006 (2)

1.05	Notice of Article issued February 10, 2006 (2)

1.06	Articles effective February 10, 2006 (2)

4.01	Geological, Management and Administration Services Agreement between Farallon Resources Ltd. and Hunter Dickinson Inc. dated December 31, 1996 (1)

4.02	Stock Option Plan dated December 15, 2004 (1)

4.03	Form of share purchase warrant issued in connection with the Company’s December 2003 private placement of units (2)

4.04	Form of share purchase warrant issued in connection with the Company’s December 2004 private placement of units (2)

11.01	Code of Ethics (1)

(1)	Filed as an exhibit to the Form 20-F Registration Statement filed on December 17, 2005
(2)	Filed as an exhibit to Amendment No. 1 to Form 20-F Registration Statement filed on March 7, 2006.
(3)	Filed as an exhibit to Amendment No. 2 to Form 20-F Registration Statement filed on July 6, 2006.

The following exhibits are filed with this Form 20-F Annual Report:

4.1

Offering of 160,000,000 subscription receipts at a price of Cdn$0.50 per subscription receipt, each representing the right to receive one common share and one-half of one common share purchase warrant dated December 14, 2006.

4.2	Private Placement subscription agreement of 18.75 million units at Cdn$0.40 per unit dated for reference October 12, 2006.

4.3	Agency Agreement dated December 14, 2006 among Farallon, Paradigm Capital Inc., Canaccord Capital Corporation and MGI Securities Inc

12.1	Section 302 Certification of Chief Excutive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chief Excutive Officer

13.2	Section 906 Certification of Chief Financial Officer

15.1	Consent of Technical Expert – David Gaunt, P.Geo.

15.2	Consent of Technical Expert – Daniel Kilby, P.Eng.

15.3	Consent of Technical Expert – Peter Taggart, P.Eng.

15.4	Consent of Technical Expert – David Dreisinger, P.Eng.

15.5	Consent of Technical Expert – Ross Banner, P.Eng.

15.6	Consent of Technical Expert – Qingping Deng, Ph.D., C.P.Geol.

99.1

Consolidated balance sheets as at June 30, 2006 and 2005; consolidated statements of operations and deficit, and cash flows for the years ended June 30, 2006, 2005, and 2004, together with Report of Independent Public Accounting Firm thereon;

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FARALLON RESOURCES LTD.

Per:

/s/ Dick Whittington
_____________________________
DICK WHITTINGTON, PEng.
Director, President, and Chief Executive Officer
DATED: January 12, 2007