Form 20-F
period 2007-06-30
Farallon Resources Ltd.
filed 2008-01-16
CIK 1342645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[    ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2007

OR

[     ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______to ______

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

Common Shares: 284,723,668 as of June 30, 2007

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No [    ]

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes [    ]     No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [     ]     No [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]     No [     ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b 2 of the Exchange Act.

[    ]  Large Accelerated Filer      [     ]  Accelerated Filer      [X]  Non Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [X]     Item 18 [     ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes [     ]     No [X]

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

The Company uses the United States dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in United States dollars, unless otherwise indicated. References to "Cdn$" refer to Canadian dollars.

Except as noted, the information set forth in this Annual Report is as of January 10, 2008 and all information included in this document should only be considered correct as of such date.

References to this “Annual Report” are references to this Annual Report on Form 20-F for the fiscal period ended June 30, 2007.

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

Mineral Reserve

Securities and Exchange Commission Industry Guide 7, “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” of the Securities and Exchange Commission defines a ‘reserve’ as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

Mineral Resource

National Instrument 43-101, “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators defines a “Mineral Resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

Industry Guide 7, “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” of the Securities and Exchange Commission does not define or recognize resources. As used in this Annual Report, “resources” are as defined in National Instrument 43-101.

Mineral Symbols	Ag – silver; Au – gold; Ba – barium; Ca – calcium; Cu – copper; Fe – iron; K– potassium; Pb – lead; Na – sodium; Zn – Zinc.

OTCBB	Over-the-Counter Bulletin Board

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

The following table presents selected consolidated financial data derived from the audited consolidated financial statements of Farallon for the last five fiscal years ended June 30, 2007, 2006, 2005, 2004, and 2003. This information should be read in conjunction with the consolidated financial statements for the three years ended June 30, 2007 included elsewhere in this Annual Report.

Farallon’s 2007 annual financial statements have been audited by its current independent auditor, KPMG LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 13 to the annual financial statements provides descriptions of material measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they relate to Farallon and a reconciliation of Farallon’s financial statements to US GAAP.

All information provided in the Summary of Financial Information below and in this Annual Report is presented in US dollars ("$" or “US$”), unless indicated otherwise, and is in accordance with Canadian GAAP (except as set out in the two tables below).

SUMMARY OF FINANCIAL INFORMATION
IN FARALLON’S FINANCIAL STATEMENTS

Consolidated Statements of Operations Data	Years ended June 30
	2007	2006	2005	2004	2003
Interest income Canadian GAAP US GAAP	1,533,056 1,533,056	313,389 313,389	268,513 268,513	76,110 76,110	16,697 16,697
Foreign exchange gain (loss) Canadian GAAP US GAAP	3,669,903 3,669,903	812,696 812,696	19,266 19,266	(273,484) (273,484)	(52,041) (52,041)
Recovery of accounts receivable previously written off Canadian GAAP US GAAP	– –	– –	– –	152,065 152,065	– –
Gain on sale of buildings and equipment Canadian GAAP US GAAP	– –	– –	3,141 3,141	– –	– –
Recovery of value-added taxes paid Canadian GAAP US GAAP	– –	– –	– –	273,646 273,646	211,717 211,717
Stock-based compensation (expense) Canadian GAAP US GAAP	(2,502,199) (2,502,199)	(1,033,268) (1,033,268)	(771,951) (771,951)	(831,337) (831,337)	(1,733) (1,733)
Net loss from operations and continuing operations Canadian GAAP US GAAP	(16,860,860) (16,860,860)	(12,457,013) (12,457,013)	(12,431,831) (12,431,831)	(2,408,885) (2,408,885)	(943,394) (943,394)

Consolidated Statements of Operations Data	Years ended June 30
	2007	2006	2005	2004	2003
Basic and diluted earnings (loss) per common share Canadian GAAP US GAAP	(0.10) (0.10)	(0.12) (0.12)	(0.15) (0.15)	(0.05) (0.05)	(0.03) (0.03)

BALANCE SHEETS	As at June 30
	2007	2006	2005	2004	2003
Working capital (deficiency) Canadian GAAP US GAAP	57,788,826 57,788,826	5,566,615 5,566,615	13,926,287 13,926,287	5,691,935 5,691,935	(677,325) (677,325)
Total assets Canadian GAAP US GAAP	75,873,177 75,873,177	15,516,495 15,516,495	23,996,334 23,996,334	14,889,452 14,889,452	9,308,746 9,308,746
Buildings and equipment Canadian GAAP US GAAP	3,733,142 3,733,142	302,281 302,281	384,324 384,324	88,987 88,987	129,019 129,019
Mineral property interests Canadian GAAP US GAAP	8,963,127 8,963,127	8,963,127 8,963,127	8,963,127 8,963,127	8,963,127 8,963,127	8,963,127 8,963,127
Total liabilities Canadian GAAP US GAAP	4,539,082 4,539,082	684,472 684,472	722,596 722,596	145,403 145,403	893,925 893,925
Share capital Canadian GAAP US GAAP	147,970,632 147,970,632	77,082,934 77,082,934	73,800,541 73,800,541	52,851,474 52,851,474	44,944,698 44,944,698
Contributed surplus Canadian GAAP US GAAP	4,053,662 4,073,183	1,578,428 1,597,949	845,523 865,044	833,070 852,591	1,733 21,254
Deficit Canadian GAAP US GAAP	(80,690,199) (80,709,720)	(63,829,339) (63,848,860)	(51,372,326) (51,391,847)	(38,940,495) (38,960,016)	(36,531,610) (36,551,131)
Shareholders equity Canadian GAAP US GAAP	71,334,095 71,334,095	14,832,023 14,832,023	23,273,738 23,273,738	14,744,049 14,744,049	8,414,821 8,414,821
Number of outstanding common shares at end of period Number	284,723,668	105,822,331	99,244,985	59,636,536	32,638,134

No cash or other dividends have ever been declared by Farallon.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The securities of Farallon are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Farallon for a prospective investor should not consider an investment in Farallon unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with Farallon’s business include:

Farallon’s Mineral Resources are estimates only and may not reflect the actual deposits or the economic viability of extraction.

The figures presented for Mineral Resources herein and in the documents incorporated herein by reference are estimates only. The estimating of Mineral Resources is a subjective process and the accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates.

Estimated Mineral Resources may have to be recalculated based on changes in metals prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource estimates.

Farallon’s exploration and project advancement activities on the Campo Morado Property may not be commercially successful, which could lead Farallon to abandon its plans to develop the property and its investments in exploration.

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

No feasibility studies have been completed.

The known mineralization at the Campo Morado Project has not yet been determined to be economic ore, and may never be determined to be economic. Although the Company believes that exploration data available is encouraging in respect of these properties, there can be no assurance that a commercially mineable ore body exists on the Company’s properties. The engineering studies that are underway have not yet been completed. There is no assurance that any feasibility level studies carried out by the Company will result in a positive determination that the Campo Morado Project can be commercially developed.

If a mine is developed, operating results projected may not be achieved.

Feasibility studies are typically used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future metals prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the metals from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, Farallon cannot give any assurance that its exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated.

The known mineralization at the Campo Morado Project has not yet been determined to be ore.

The Campo Morado Project has no known body of economic mineralization. The known mineralization has not yet been determined to be economic, and may never be determined to be economic. Although the Company believes that exploration data available is encouraging in respect of these properties, there can be no assurance that a commercially mineable ore body exists on the Company’s property. There is no certainty that any expenditure made in the exploration of the Company’s mineral property will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. There is no assurance that any feasibility level studies carried out by the Company will result in a positive determination that the Campo Morado Project can be commercially developed. In order to carry out exploration and project advancement programs of any economic ore body and place it into commercial production, the Company must raise substantial additional funding. Farallon’s properties do not contain reserves, and there is no assurance that any feasibility studies carried out by Farallon will establish reserves.

Project advancement of the G-9 deposit may encounter delays in completion or higher than anticipated costs.

Project advancement of the G-9 deposit may require significant capital expenditures during the advancement phase. Further project advancement of G-9 is subject to the completion of the construction of the underground decline, advancement of detailed project and mine planning, procurement and purchase of equipment and receipt of adequate financing. All of these factors are subject to potential delays in completion and rising costs, which could alter the economic return of the project.

Government regulations significantly affect operations and changes in the regulations could have a significant adverse impact on current and planned operations.

Farallon’s exploration and project advancement activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, project advancement and protection of endangered and protected species and other matters. Farallon generally requires permits from government authorities to authorize operations. These permits relate to virtually every aspect of Farallon’s exploration and project advancement activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits which could have a significant adverse impact on Farallon’s current operations or planned projects.

Farallon has obtained its major permits for mining at Campo Morado. However, obtaining permits can be a complex, time consuming process and we cannot predict whether final permits will be obtainable on acceptable terms, in a timely manner or at all. In addition, the costs and delays associated with complying with these permits and applicable laws and regulations could stop or materially delay or restrict us from proceeding with the advancement of a project. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration operations or material fines, penalties or other liabilities.

Political instability and uncertainty in Mexico could increase the cost to Farallon of carrying out its plan of operations, delay its exploration and, if warranted, project advancement activities and make it more difficult for Farallon to obtain additional financing.

The majority of Farallon’s operations and its only mineral property is located in Mexico. Operating in a foreign country, particularly Mexico, usually involves great uncertainties relating to political and economic matters. Any change of government may result in changes to government legislation and policy. These changes in legislation and policy may include changes that impact on Farallon’s ownership of the Campo Morado Property and its ability to continue exploration and, if warranted, advancement of the Campo Morado Project. Further, changes in the government in Mexico may result in political and economic uncertainty which may cause Farallon to delay its plan of operations or which may decrease the willingness of investors to provide financing to Farallon. Accordingly, changes in legislation and policy could result in the increase of the costs to explore and, if warranted, develop the Campo Morado Project and could delay these activities.

Changes in government legislation in Mexico could affect Farallon’s exploration of the Campo Morado Project and could preclude Farallon from continuing to explore and, if warranted, to develop the Campo Morado Project.

Farallon is required to carry out its exploration and project advancement activities in accordance with Mexican federal and state legislation and regulations. Farallon is conducting its activities on the Campo Morado Project in compliance with its current applicable mining permit and exploration requirements. Changes in government legislation, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, failure to comply with current or future legislation, ownership of mineral properties or environmental protection could increase the cost to Farallon of conducting its exploration activities and, if warranted, advancement of the Campo Morado Project or could preclude Farallon from proceeding with its exploration and project activities.

Farallon must continue to maintain the concessions that comprise the Campo Morado Property in good standing in order to maintain its rights to continue exploration and, if warranted, the advancement of the Campo Morado Project.

The Campo Morado Property is comprised of concessions that have been granted under Mexican mining law. Farallon must pay an annual surface tax and complete an investment or achieve production for each concession in accordance with a sliding scale based upon the area and age of the claim. Farallon’s failure to maintain the concessions that comprise the Campo Morado Property in good standing could cause it to lose its interest in these mineral properties, with the result that Farallon would lose its rights to continue exploration and, if warranted, the advancement of the Campo Morado Project.

Farallon may lose the ability to continue exploration and, if warranted, advancement of the Campo Morado Property in the event that it does not own valid title to its mining claims and leases.

Farallon is the owner of concessions to the mineral properties that comprise the Campo Morado Project, but its ownership has been contested for a number of years. Farallon’s ownership of these concessions should not be construed as a guarantee that title to such interests will not be challenged or impugned. The concessions may be subject to prior unregistered agreements or transfers or claims on title. The concessions may also be affected by undetected defects. If Farallon does not have valid title to its concessions, then it may lose the rights to continue exploration and, if warranted, the advancement of the Campo Morado Project.

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

Farallon must comply with applicable environmental legislation in carrying out its exploration and, if warranted, advancement of the Campo Morado Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Farallon of carrying out its exploration and advancement of the Campo Morado Project. Further, compliance with stricter environmental legislation may result in delays to Farallon’s exploration and project activities.

As Farallon conducts its Mexican mineral exploration activities through foreign subsidiaries, any limitation imposed by any government or legislation on the transfer of assets and cash between Farallon and its subsidiaries could restrict Farallon’s ability to funds its operations efficiently or at all.

Farallon conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly any limitation on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Farallon’s ability to fund its operations efficiently or at all. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Farallon’s valuation and stock price.

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

The Campo Morado Property is Farallon’s only material mineral property and as a result, Farallon is economically dependent on the Campo Morado Property for the achievement of its business objectives. Farallon’s principal business objective is to establish whether the Campo Morado Property possess commercially viable deposits of ore and then to extract the ore. If Farallon is not successful with its exploration activities to determine commercially viable deposits, or if Farallon loses its interest in the Campo Morado Property due to its outstanding litigation, Farallon would not be able to continue its operations on the Campo Morado Property and would be forced to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Farallon anticipates that such an outcome would result in a significant decline in the trading price of Farallon’s common shares.

Farallon has no history of earnings and no foreseeable earning.

Farallon has a long history of losses and there can be no assurance that Farallon will ever be profitable. Farallon has paid no dividends on its shares since incorporation. Farallon anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Farallon does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Farallon’s Board of Directors, which will take into account many factors including Farallon’s operating results, financial conditions and anticipated cash needs. Investors cannot expect to see net income or to receive a dividend on their investment in the foreseeable future, it at all. Accordingly, it is likely investors will not receive any return on their investment in Farallon’s securities other than possible capital gains for the foreseeable future.

Farallon will require financings to achieve its business objectives.

Farallon may need to raise additional capital to complete the exploration and/or project advancement at its G-9 deposit. Although the Company has appointed a financial institution as the lead arranger for the debt financing package for the project advancement at G-9, the financing has yet to be completed and there can be no assurance that Farallon or its appointee will be successful in its efforts to complete the debt financing or on terms satisfactory to Farallon.

Farallon may also need to raise capital to complete any feasibility studies for the Campo Morado Property. Furthermore, if the costs of Farallon’s planned exploration and/or project advancement programs are greater than anticipated, the Company may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Farallon will be successful in its efforts to raise funds at all, or on terms satisfactory to it. The continued development of Farallon’s business will depend upon Farallon’s ability to develop its cash flow from operations and reach profitable operations. Farallon currently has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Farallon are through the sale of equity and debt capital. Alternatively, Farallon may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further exploration and development thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If Farallon cannot obtain sufficient capital to fund planned expenditures, its planned operations and exploration programs may be significantly delayed or abandoned. This would have a material adverse effect on Farallon, its business and results of operations, which might result in Farallon not meeting its business objectives.

Farallon’s operations are subject to economic risks.

The future profitability of Farallon’s operations will be significantly affected by changes in the market price of the metals it mines or explores for. The prices of gold, silver, zinc, copper and lead are volatile, and are affected by numerous factors beyond Farallon’s control. The level of interest rates, the rate of inflation, the world supply of gold, silver, zinc, copper and lead and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of gold, silver, zinc, copper and lead have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Farallon’s business, results of operations and financial condition.

Farallon depends on key personnel.

Farallon’s success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities, or as consultants. These personnel include Dick Whittington, who is the President and Chief Executive Officer, and Larry Yau, Chief Financial Officer of the Company. Farallon does not maintain life insurance or key-man insurance. The loss of the services of senior management or key personnel could have a material and adverse effect on Farallon, its business and results of operations.

If Farallon was to lose the services of Dick Whittington or other members of its management team, then it may be delayed in its plan of operations for the Campo Morado Project and its operating expenses may be increased.

Farallon relies on the services of Dick Whittington, who is president and Chief Executive Officer, Larry Yau, Chief Financial Officer of the Company and other members of its management team to carry out its plan of operations. Mr. Whittington and Mr. Yau are the only members of the Company’s management team that provide services on a full time basis. Farallon does not maintain life insurance or key man insurance for such personnel. Farallon’s success is dependent on the performance of key personnel working in management, supervisory and administrative capacities, or as consultants in advancing its corporate objectives. The loss of the services of senior management or key personnel who are capable of managing Farallon’s business activities will result in Farallon being required to identify and engage qualified management to replace members of the management team. The time and expense involved in this process could result in a delay in Farallon completing its planned exploration programs. The loss of the management team could result in the most extensive delay as Farallon would be required to locate, engage and orient a new chief executive officer. The services of Farallon’s management team are provided pursuant to a contract with Hunter Dickinson Inc, a related party by virtue of common directors, and do not have a direct employment contract with Farallon. If Farallon was to lose the services of members of its management team, Farallon’s plan of operations for the Campo Morado Property may be affected and its operating expenses may be increased.

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

If Farallon is not successful in defending this litigation, Farallon will lose its interest in the Campo Morado Property with the result that it would be forced to abandon its efforts to continue exploration and, if warranted, development of the Campo Morado Property. In this event, Farallon anticipates that the trading price of its common shares will decrease significantly and Farallon may not be able to raise the additional financing that will be required to finance Farallon to sustain its business operations. Further, the continued presence of this litigation may impair the ability of Farallon to obtain additional financing for the further exploration and, if warranted, development of the Campo Morado Property. The inability to obtain financing would result in Farallon’s inability to complete its exploration activities and, if warranted, development of the Campo Morado Property.

Farallon competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over the Company. Farallon faces strong competition from other mining companies, many with greater financial resources, operational experience and technical capabilities than Farallon. As a result of this competition, Farallon may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Farallon considers acceptable or at all.

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

Farallon’s consolidated financial statements have been prepared on the basis that Farallon will continue as a going concern. At June 30, 2007, Farallon had working capital of approximately $57.8 million. These funds may not be sufficient to meet its planned business objectives and project advancement of the G9 deposit on its Campo Morado Property. Management recognizes that Farallon may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Farallon will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Farallon is unable to obtain adequate additional financing, Farallon will be required to curtail operations and/or its exploration and development activities. Furthermore, failure to continue as a going concern would require that Farallon's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

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

The exercise of outstanding options and share purchase warrants issued by Farallon will result in the issuance by Farallon of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current or future trading price of Farallon’s common shares.

At January 10, 2008 there were approximately 11.8 million options and 105.5 million warrants of Farallon outstanding. As a consequence of the passage of time since the date of their original sale and issuance, no options of Farallon remain subject to any hold period restrictions in Canada as of January 10, 2008. Dilutive securities represent approximately 40% of Farallon’s issued shares as at January 10, 2008. The exercise of these outstanding options and warrants will result in the issue by Farallon of additional common shares and the resale of these additional common shares may have a depressing effect on the current or future trading price of Farallon's common shares.

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

Name, Incorporation and Offices

Farallon is a mineral exploration company incorporated on July 4, 1991, pursuant to the Company Act of the Province of British Columbia, Canada under the name “Farallon Resources Ltd.” by registration of its memorandum and articles of association. On December 5, 1991, Farallon’s common shares were listed for trading on the TSX Venture Exchange (formerly the Vancouver Stock Exchange). Effective October 30, 1997, Farallon’s common shares began trading on the TSX. On August 1, 2007, Farallon’s shares were cleared for quotation and have also been trading in the United States on the Over the Counter Bulletin Board (“OTCBB” – symbol FRLLF).

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

The Campo Morado Project covers an area of approximately 11,814 hectares and is comprised of the six concessions granted by the Mexican government through the Consejo (see Table 1 under Plant Property and Equipment below).

The Campo Morado Project contains former mines that produced (from the early 1900s) limited amounts of gold, silver and lead from oxidized massive sulfide deposits.

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

Under the terms of the Option Agreement, if and when Farallon completes a feasibility study (the “Feasibility Study”) with respect to the Campo Morado and La Alina Concessions, Farallon will be obligated to issue to Minera Summit up to 750,000 additional common shares of Farallon. The number of shares issuable will be based on the value of the Campo Morado and La Alina Concessions as assessed in an independent calculation of the property’s “Recoverable Gold Equivalent Ounces” from the Feasibility Study. For these purposes, “Recoverable Gold Equivalent Ounces” means economically recoverable, net payable, gold ounces after smelting deductions for gold and silver ounces (with silver ounces converted to gold equivalent at the then-prevailing prices for gold and silver) from any mineable reserves on the property and any other property of Farallon within a defined Area of Influence (as defined in the Option Agreement and which includes all Concessions comprising the Campo Morado Project). The Option Agreement also acknowledges that the Campo Morado and La Alina Concessions could be subject to moral claims of some previous investors, who had invested money in certain private companies that had sought an interest in Campo Morado prior to Farallon’s involvement in the Campo Morado and La Alina Concessions. In 1996, Farallon purchased 97% of the shares of the private companies from those investors, for an amount of approximately $578,000. Farallon also agreed to waive Minera Summit’s obligation to contribute one-half of the private company share purchase amount, as consideration for the continuing and future assistance being provided to Farallon by the Villagráns in Mexico, and for Minera Summit consenting to Farallon acquiring all the private company’s shares. All of the investors in the defunct private companies were at all times at arm’slength to Farallon.

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

Exploration Programs

During the period of 1995-2000, Farallon conducted exploration, including geological, geophysical and geochemical surveys as well as diamond drilling in 320 holes totaling 64,211 meters. In 2004, Farallon completed a resource estimate based on the drilling that had been completed to 2000, and then carried out a 15,000 meter core drilling program that included holes for exploration, resource definition and metallurgical sampling. In 2005, a three phase “proof of principle” metallurgical program and 50,128 meters of drilling was completed. In fiscal 2006, work was re-focused on G-9. Metallurgical testwork and 48,461 meters of drilling were done, as well as preliminary engineering and socioeconomic studies. In fiscal 2007, 32,820 meters were drilled from surface, and a fourth phase of metallurgical testwork was done on G-9. Development of an underground exploration access decline began in August 2006, and mine planning, acquisition of equipment and site preparation work also took place.

Capital Expenditures

Farallon has not made any material capital expenditures or divestures in any of the last three financial years and no material capital expenditures or divestitures are currently in progress. However, the Company is proceeding with its exploration and project advancement program.

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

Farallon re-initiated comprehensive programs for Campo Morado in 2004. In July 2004, Farallon completed an estimate of the Mineral Resources at Campo Morado as outlined by the 1995-2000 programs and re-initiated metallurgical studies. The first phase of drilling, totalling approximately 15,000 meters of core holes, took place from August 2004 to December 2004. Most of the exploration drilling tested the El Largo deposit and most of the drilling to obtain metallurgical samples took place at the Reforma and Naranjo deposits. The 2004 program cost $3 million.

Farallon began another phase of exploration and engineering studies early in calendar 2005. Over the year, approximately 50,000 meters of drilling was completed, designed to expand and upgrade the Mineral Resources, and once Measured or Indicated Resources were established, to provide necessary data for the completion of a preliminary feasibility study. Pilot plant testing of the flow sheet for a hydrometallurgical process for the Reforma, Naranjo, El Rey and El Largo deposits was successfully completed as well as some mine planning. Completion of an options analysis and selection of the most optimal mine development alternative was expected to be completed by the end of November 2005. However, as a result of the discovery of the G-9 deposit completion of the options analysis was deferred until drilling and testing of G-9 could be completed. Costs for programs from January to June 2005 were $8.5 million and from July to December 2005 were $4.2 million.

From January to June 30, 2006 a program mainly focusing on the G-9 deposit and comprising approximately 25,000 meters of drilling and two phases of preliminary metallurgical testing were completed at a cost of $4.8 million. Preliminary metallurgical test work indicated that the mineralization in the G-9 deposit could be treated by conventional flotation to extract metals. These positive results, and those from ongoing drilling at G-9, resulted in the decision to defer further work on El Largo, Reforma, El Rey and Naranjo, as efforts have been redirected toward G-9.

In fiscal 2007, the Company was focused on two objectives – exploration drilling to expand the G-9 deposit and find other G-9 style deposits and activities directed toward advancing the G-9 deposit toward production. During the year, a number of activities were completed to advance resource development objectives, including approximately 32,820 meters of surface drilling in 75 holes; a new resource estimate for G-9 deposit in November 2006; and additional surface drilling since the estimate indicates expansion of the G-9 deposit, in particular, the high grade Southeast zone, and discovery of a new zone. To advance the G-9 deposit, development of an underground access decline was initiated in August 2006. Project planning was advanced in all key areas, including metallurgical testing and detailed mill design; initiation of education enhancement and planning and implementation of training programs for employees, and members of local communities for direct and indirect employment associated with the project; completion of two financings; and ongoing office, general management and community engagement activities.

In a December 2006 technical report, a work plan with a budget of Cdn$55 million (US$51.6 million at June 30, 2007 exchange rate of 1.0654) was recommended; the program was designed to advance exploration and engineering studies of the G-9 Deposit. The report recommended a surface and underground drilling program to define, reclassify and expand the Mineral Resources of the G-9 Deposit to enable mine planning and design work for the deposit to be undertaken. The report also recommended test mining and bulk sampling, as well as a comprehensive metallurgical test program to enable the development of a process plant flow sheet, layout and detailed design. Additional engineering, socio-economic and environmental studies to provide support for design engineering were also recommended. The information was to be used in the assessment of whether to develop a mine at G-9.

To September 30, 2007, Cdn$32.3 million (US$30.2 million) had been spent on the proposed program. Surface drilling results indicate that the G-9 deposit is being expanded and the grades encountered are similar to or higher than those in the November 2006 resource estimate. Metallurgical studies have confirmed that the G-9 mineralization is amenable to a conventional flotation treatment, with good metal recoveries and marketable zinc and copper concentrates indicated. Engineering and design studies have been advanced and mine planning is proceeding. Development of the underground decline continues, although at a slower pace that expected, so additional surface drilling has taken place to increase the confidence in the G-9 resources. To the end of September 2007, the decline had been advanced 369.5 meters and the ventilation crosscut had been advanced to 222.5 meters. Studies for other surface facilities are advanced and site preparations are underway. A number of key permits were received over the course of the year. Results received since year end (to the date of this report) have continued to be positive.

Results of work done to December 2007 are provided in Item 4D of this Annual Report under the heading “Property, Plants and Equipment”.

In the event that these Farallon studies continue to exhibit the potential for technical and economic viability, Farallon plans to carry out work that would enable a mine start-up in mid 2008. There is no assurance that the studies will establish that the Campo Morado Project can be economically developed as an operating mine.

Disclosure Record

In order to clarify the Company’s disclosure record, in particular with respect to certain press releases of the Company dated November 7, 2005, December 15, 2005, January 10, 2006, March 28, 2006, March 30, 2006, April 20, 2006, April 27, 2006, May 17, 2006, September 25, 2006 and January 16, 2007 that contain disclosure that references the past intention of the Company to prepare a pre-feasibility study, or to undertake pre-feasibility level study work, or to prepare a preliminary economic assessment with respect to the Campo Morado Project generally or the G-9 Deposit specifically, the Company has not to date completed a pre-feasibility study with respect to the Campo Morado project generally or the G-9 Deposit specifically and currently is not undertaking work for the specific purpose of completing a pre-feasibility study, and has not to date completed a preliminary economic assessment with respect to the Campo Morado project generally. On December 28, 2007 the Company did file a preliminary assessment with respect to the G-9 Deposit entitled ”The Revised Technical Report on the 2007 Program and Preliminary Assessment of the G-9 Deposit of the Campo Morado Project”, a copy of which is available for review at www.sedar.com, and a summary of which is included under Recent Work. The Company is currently following a parallel-track strategy with respect to its approach to the G-9 Deposit, pursuant to which the Company is advancing both exploration and project advancement work.

The parallel-track strategy for the G-9 Deposit involves incurring some expenditures as if a positive production decision had already been made, when in fact such a decision has not yet been made. This strategy can be contrasted with a more conventional approach whereby expenditures of a post production-decision nature such as ordering plant and equipment, constructing heavy duty roads and power lines and site preparation are deferred until a formal production decision has been made, usually based on the results of a final feasibility study. The parallel-track strategy accepts the risks that some of these expenditures will prove to have been wasted if the production decision is negative and the property ultimately abandoned, or inefficient if a positive decision is made using a different mine plan, but weighs this risk against the benefits of potentially being in production sooner. The strategy takes into account that some of the parallel-track expenditures will benefit the project if a production decision is merely deferred. Parallel-tracking also has the advantage that in a rising market for mining plant and equipment, securing and/or acquiring equipment sooner can save money. Parallel-track costs incurred by Farallon include placing deposits for long lead-time mining and processing equipment and costs related to commencing construction of some project infrastructure such as heavy-duty access roads and power lines, site preparation and a production sized exploration access decline instead of an exploration use only decline.

The Company based its parallel-track strategy on several factors related to the nature of the G-9 deposit that are referred to in the 2007 Technical Report that includes the Preliminary Assessment. These factors include a Preliminary Assessment (see also below) that suggests relatively robust projected financial returns, the fact that the G-9 deposit comprises volcanogenic massive sulphide (VMS) mineralization which tends to occur in discrete sulphide rich lenses, in which problematic metal zoning is less likely to occur, and because G-9 has shown lateral persistence of grades and consistent robust metallurgical results over four separate recovery studies. As well, surface exploration drilling step-outs have continued to increase the known deposit size and continuity and the apparent amenability of the G-9 deposit to high grade stoping in the projected early stages have together led the Company to conclude that the potential benefits of a parallel-track strategy outweigh its risks. In weighing the risks of advancing some parallel-track expenditures before a positive feasibility study is in-hand, the Company also considered that a final feasibility study is itself no guarantee of capital and operating cost estimates and the overall project economics that those estimates imply.

The Company has the flexibility to use a parallel-track strategy both because it is the sole owner of the G-9 project and because it is of the view that the G-9 project is of a quite modest size relative to the multi-billion dollar mine projects under construction elsewhere which project in the high tens of thousands of tonnes of ore being processed per day. The Company’s risk assessment also included reviews of analogous zinc-based VMS projects such as the Tizapa Project, located approximately 90 kilometers from G-9, which is currently mining lesser grade mineralization at a rate of 2000 tonnes per day (source: mining consultants, Brook Hunt & Associates Ltd, 2007 report).

Estimating the financial investment which can be said to be at additional risk due to use of the parallel-track strategy is somewhat subjective but can be analyzed as follows. In the nine months to September

30, 2007 the Company spent approximately $32.3 million at G-9 of which $5.9 million was spent on parallel-track expenditures related to mine process plant and power supply. Spending has ramped up since September 30, 2007, and it is currently running at approximately $10 million per month in order to complete the $55 million program recommended for 2007 in a December 14, 2006 technical report. This program was modified by the Company by about 10% by re-allocating more surface exploration and reducing the length of the decline access. Based on the expected recoverability of plant and equipment purchases and deposits, the Company estimates about one-third of the parallel-track strategy expenditures are at additional risk of being later determined to have been wasted or used inefficiently to some degree, however, the Company believes that the potential time savings is worth the risk. See “Risk Factors.”

The economic viability of the G-9 project has not been established and there are increased risks associated with Farallon’s decision to commence construction and development work prior to completing a feasibility study.

Financings

Subsequent to June 30, 2007, Farallon was involved in the following financing activities:

  In January 2008, Farallon completed a bought-deal public offering of 28,572,000 shares at a price of Cdn$0.70 per share for gross proceeds of Cdn$20.0 million. The Company paid the underwriters Cdn$1.2 million in commissions, Cdn$325,000 in expenses and 1,971,468 compensation options, exercisable at Cdn$0.70 per common share for 24 months. In addition a separate private placement of 7,143,000 shares at a price of Cdn$0.70 per share for gross proceeds of Cdn$5.0 million is to be completed. The shares issued under the private placement financing have a four month hold period from the date of closing. The underwriters will have an over-allotment option to acquire, at the issue price, up to an additional number of Shares that is equal to 15% of the number of Shares sold pursuant to the Offering.

Employees

All of Farallon’s management, administrative and geological exploration activities are carried out pursuant to a geological and administrative services agreement with Hunter Dickinson Inc. ("HDI"), as described below.

Geological and Administrative Services Agreement with Hunter Dickinson Inc.

Substantially all of the management services of Farallon are provided to it by Hunter Dickinson Inc. pursuant to a geological and administrative services agreement dated December 31, 1996. The majority of the directors of Farallon are also directors of HDI. HDI is one of the larger independent mining exploration groups in North America and as of December 27, 2007, employed or retained approximately 140 staff or service providers substantially on a full-time basis. Of these:

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

Mineral Licenses

Farallon’s mineral properties in Mexico are comprised of Concessions granted by branches of the Mexican government. These Concessions and Farallon’s obligations under Mexican mining law that govern the exploration of its mineral properties are described below in Item 4.D of this Annual Report. The ability of Farallon to continue its operations at the Campo Morado Project are dependent on Farallon keeping its Concessions in good standing and in securing and maintaining the necessary exploration and exploitation approvals, permits, and licenses. To date Farallon has been successful in securing these approvals, permits and licenses, but there can be no certainty that it will continue to be so.

C.	Organizational Structure

Farallon operates directly and through its subsidiaries as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership interest
Summex Exploration Co. Ltd.	Nevada, USA	100%
Farallon Holdings Inc.	Washington, USA	100%
Farallon Resources Inc.	Washington, USA	100% (held through Farallon Holdings Inc.)
Farallon Resources Corp.	British Virgin Islands	100%
Farallon Minera Mexicana, SA de C.V.	Mexico	100%
Grupo Minero HD SA de CV	Mexico	100%
Grupo Minero Farallon SA de CV	Mexico	100%
Minas De Arcelia SA de CV	Mexico	100%

D.	Property, Plant and Equipment

The following information is derived from Company files and from a report entitled “Revised Technical Report on the 2007 Program and Preliminary Assessment on the G-9 Deposit, Campo Morado Project Guerrero State, Mexico”.

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

Concessions are granted over free land, pursuant to the first in time, first right principle, which establishes that the first person to request a concession over a portion of land will have the right to the same, provided all other requirements under the Mining Law and its associated regulations are met. Following the amendment to the Mining Law of April 28, 2005, no distinction is made between exploration on and exploitation of mining concessions. The amendment to the designation of a single type of mining concession (exploration and exploitation) was conditioned to the publication of the amendment to the Federal Fees Law (Lay Federal de Derechos) in connection with fees payable by mining concessions holders, which amendment was published on December 21, 2005. Current mining law therefore allows a concession owner to perform:

  exploration works on the ground to identify mineral deposits and quantifying and evaluating economically viable reserves and accordingly perform work to develop areas containing mineral deposits; and

  exploitation works to detach and extract minerals from such deposits.

Mining concessions may be obtained either through a public bid or by an application process filed by the interested party before the relevant mining agency. Public bids apply when either the government considers it necessary to exploit certain mining reserve areas or as a result of the cancellation of mining allotments granted to the SGM, who had carried out prior exploration works.

Mining concessions are valid for 50 years from the date of their registration at the Registry. They may be extended for an equal term if the holder: does not cause cancellation of the concession by any act or omission defined in the Mining Law; and requests an extension within five years prior to the expiration date. They confer rights with respect to all minerals covered and provided for by Article 4 of the Mining Law, including gold, silver, copper, lead and zinc found in veins, mantles, masses or deposits.

The Campo Morado Project consists of the following Concessions:

Table 1. Campo Morado Mineral Concessions
Concession	Title	File No.	Area (hectares)	Date Issued	Expiry Date
Reduccion La Alina	219148	5/2.4/659	4,631.000	14-Feb-03	13-Feb-53
Campo Morado	213074	5/1.3/00561	1,111.000	02-Mar-01	01-Mar-51
2a Reduccion Farallon	218979	5/1/693	1,820.925	28-Jan-03	27-Jan-53
El Mil	219874	5/1/720	1,250.000	29-Apr-03	28-Apr-53
La Trinidad	210718	DGM/CO2/99.9	2,750.000	17-Nov-99	16-Nov-49
Farallon 2	227412	33/9731	251.000	16-Jun-06	15-Jun-56
TOTAL			11,813.925

Notes:
*Direccion General de Minas retains a sliding scale 3% net profits royalty on the La Trinidad Concession and the Campo Morado Concession.

Surface Rights and Obligations

Mining concession licenses do not grant rights comparable to a freehold or leasehold, given that they do not confer property rights to the parcel of land involved, except for the rights to carry out works and development required of and for mining and related activities. Farallon is not restricted in this regard because the titles to the relevant blocks of land (or hacienda, which in this case cover the Project area) have been purchased by Farallon.

Mining Obligations

The obligations with which the holders of mining concessions must comply in order to maintain their concessions in full force and effect, pursuant to the Mining Law of Mexico and the Federal Fees Law, are:

Assessment of Work Report – during May of each year, the concession holder must file Work Assessment Reports with the Bureau, for each concession or group of concessions for the preceding calendar year. The regulations of Mexican Mining Law establish the tables containing the minimum investment amounts that must be made on a concession. The amount varies annually, according to variations in the Mexican Consumer Price Index.

Mining Duties – during January and July of each calendar year, concession holders must pay the mining duties for the areas that pertain to each concession, on a hectare basis, and file before the Bureau evidence of payment during February and August of the same year that the payments are made.

Production Report – during the first 21 labor days of each calendar year, the concession holders must file Production Reports with the Bureau, compiled for each concession or group of concessions for the preceding calendar year.

Reclamation Bonds and Permits

Mexican Environmental Law is defined in the General Law of Ecologic Equilibrium and Environmental Protection (Lay General de Equilibrio Ecológico y Protección al Ambiente, or “LGEEPA”). LGEEPA establishes the framework and authority for all environmental regulations in Mexico. It addresses a broad range of environmental issues, including the protection of natural areas, exploitation of natural elements (including land and water) and protection of the environment (including atmospheric pollution, water and soil pollution), hazardous activities and waste, nuclear energy and other forms of pollution. LGEEPA also defines control and safety measures, penalties for non-compliance and guidelines for environmental impact statements and risk assessment.

Mexico’s primary federal environmental agency is the Secretariat of Environmental and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or “SEMARNAT”), which agency has sole jurisdiction over the development enforcement, administration and control over Mexico’s environmental laws and standards. It fulfils its roles through various decentralized administrative departments.

Exploration Activities

The original environmental permit for the Campo Morado Project was granted on April 02, 1995. It has since been renewed and modified on an annual basis, during the periods that the Company/Farallon has been active on the Campo Morado Project area. The most recent extension was granted until December 2007. Further renewals depend on Farallon continuing to adhere to the requirements of LGEEPA, which adherence is assessed by SEMARNAT by means of three-monthly progress and disturbance reports submitted by Farallon.

The existing environmental permit covers the Campo Morado Project during the exploration phase only, which exploration can include limited underground development for purposes of deposit definition drilling (including a decline access). It also covers certain disturbances, including: rehabilitation of old roads and underground workings; the development of new access roads, camp and other facilities; and the development of exploration pits, surface drilling pads, underground drilling pads, surface and underground drill holes. The permit prohibits hunting or collection of flora and fauna. The permit requires compliance with noise and air pollution standards, reclamation of abandoned areas, storage of spent lubricants until they are shipped to a recycling facility, reclamation of any oils or fuel spills and the preparation of an endangered species and reforestation study.

Farallon is conducting its current exploration and underground work in compliance with the Campo Morado environmental permit. On June 7, 2006, SEMARNAT confirmed that the then existing Campo Morado permit was sufficient for the purposes of the proposed work plan going forward, including surface road works (cutting new roads and rehabilitating old/disused roads), underground development, surface and underground drilling.

Construction Phase

Farallon’s MIA-P submission, in support of the construction phase of project development (in Spanish, by Corporación Ambiental de México, S.A. de C.V. and dated October 2006), was submitted to SEMARNAT on October 26, 2006. Its submission is confirmed in a permitting letter to Farallon from SEMARNAT dated March 29, 2007 (i.e. the aforementioned document by Biologist J. Ricardo Juárez Palacios of SEMARNAT). The required documentation for application of a Cambio de Uso de Suelo (Change of Use of Soil; “CUS”) permit was also submitted by Farallon.

Farallon’s MIA-P was accepted, with certain conditions (see Table 2) by SEMARNAT in a letter dated March 29, 2007. A so-called MIA permit was as a result issued to Farallon, which permit allows for full mine and mill construction at the G-9 project. The MIA permit is valid in perpetuity, unless Farallon violates the conditions set out by SEMARNAT or the scope of the permitted project changes. For the latter case, the MIA-P would have to be modified and re-submitted. It is anticipated that in these circumstances Farallon would submit the relevant/required MIA-P documentation at the appropriate time.

Farallon’s application for a Change of Use of Soil has also been accepted by SEMARNAT and the CUS permit has been received. This completes the necessary permit requirements for mine and mill construction work on and for the G-9 deposit. Power line construction will, however, require an additional government permit, following submission of the separate MIA-P. The Company has assessed its needs and submitted its MIA-P for power line construction.

Mining Phase

Farallon’s MIA and CUS permits authorize the full operation of a mine and mill at the G-9 deposit. The MIA permit also covers water use. Farallon has not yet been asked to post a reclamation bond. Ongoing anthropological and archaeological studies are actively being carried out by Farallon staff members, through participation with the National Anthropological and Historical Institute (Instituto Nacional de Antropología e Historia, or “INAH”). An archaeological heritage study has been completed and Farallon’s efforts have been recognized by the Director of INAH, Guerrero State. Farallon is also currently designing projects in conjunction with the communities to reinvest funds paid by Farallon to the National Forestry Commission (Comisión Nacional Forestal, or “CONAFOR”).

Table 2. Applicable Environmental Standards, Campo Morado Project
Regulatory Instrument	Comments
NOM-041-SEMARNAT-1999 It establishes the maximum permissible limits for the emission of contaminant gases from the leak from motor vehicles in circulation that use gasoline as fuel.
During the execution stages of the Project vehicles, equipment and heavy machinery will be used, which, as indicated by the Petitioner, will help in the actions intended to maintain the emissions to the atmosphere within the limits established by this standard.

NOM-043-SEMARNAT-1993 It establishes the maximum permissible levels for the emission to the atmosphere of solid particles from permanent sources.
During the execution stages of the Project vehicles, equipment and heavy machinery will be used, which, as indicated by the Petitioner, will help in the actions intended to maintain the emissions to the atmosphere within the limits established by this standard.

NOM-052-SEMARNAT-2005 It establishes the characteristics of hazardous waste, the list thereof and the limits that make waste hazardous due to its toxicity in the environment.
During the development of the activities of the Project hazardous waste will be generated, such as spent lubricant oils, tows with grease or lubricants, which will be stored temporarily in warehouses whose construction and operation shall meet the requirements established by the Regulations of the LGEEPA on Hazardous Waste matters and then transported by a company authorized for their handling and final disposal.

NOM-059-SEMARNAT-2001

Environmental Protection-Native species of Mexico of wildlife-Risk categories and specifications for their inclusion, exclusion or change – List of species at risk. Published on March 6, 2002, in the Official Gazette of Mexico.

According to the information contained in the MIA-P and additional information, within the area of study of the project the following flora species are distributed: Dalbergia congestiflora with the category of endangered species and Dioon tomasellii and Licania arborea both with the category of threatened species. As regards the fauna, the petitioner indicated the existence of the following species: with the category of threatened species: Coleonyx elegans, Heloderma horridum (scorpion), Ctenosaura pectinata (iguana), Leptohis diplotropis (Pacific Coast Parrot Snake). And with the category of special protection species: Leptodeira annulata (mazacuata), Tantilla calamarina (Pacific Coast Centipede Snake), Trimorphodon biscutatus (mazacuata), Cratalus simus (Rattlesnake), Rhinoclemmys rubida (turtle) and Kinosternon integrum (turtle).

According to the foregoing, the petitioner must take actions intended for the conservation and

Table 2. Applicable Environmental Standards, Campo Morado Project
Regulatory Instrument	Comments
protection of wildlife.
NOM-081-SEMARNAT-1994 It establishes the maximum permissible limits for the emission of noise from permanent sources and their method of measurement.
During the mining stage of the minerals, noise will be generated inside the mine, which will not affect the surface and the use of the equipment and heavy machinery, and therefore the Petitioner stated in the MIA-P that it will take all the actions required to comply with the levels established in such standard.

NOM-141-SEMARNAT-2003

It establishes the procedure for the characterization of the tailings, as well as the specifications and criteria for the characterization and preparation of the site, project, construction, operation and post-operation of tailings dams.
As stated by the Petitioner in the MIA-P, the project will build a tailings dam; and for that purpose, the petitioner applied the aforementioned standard to its project.

Note: the “Petitioner” is Farallon.
Source: permitting letter to Farallon from SEMARNAT dated April 19, 2007

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

Farallon initiated an intensive work program in mid-November 1995, including rehabilitation of access roads and underground workings; a regional, airborne geophysical survey; regional and detailed geological mapping; stream and soil geochemical surveys; camp construction; and production of topographic and other maps. Geochemical stream and soil surveys are comprised of taking samples of stream sediments or soils which are then analyzed to determine their metal content. Using the extensive databases, geological staff created geological models, and used these and geophysical (gravity) anomalies to discover the Naranjo, El Largo, El Rey, G-9 deposits. Geophysical anomalies are geophysical data results that illustrate a single or a cluster of values that are different from normal or background values. These deposits do not have a surface expression, meaning that the deposit does not meet the surface, and occur below unmineralized, younger rocks. South of these discoveries, detailed geological mapping identified similar recurring rock units and alteration zones (areas where the rocks show differences in color or mineral content) coincident with strong geochemical anomalies from soil sampling. Gravity surveys were completed over the known massive sulfide deposits, then expanded to cover all prospective zones. A total of fifteen areas of interest were located, eight of which are associated with known mineralization and deposits and the remaining seven are interpreted as potential new deposit targets.

From June 1996 through May 1998, Farallon completed a drilling program, consisting of 320 core holes testing previously known and new precious and base metals targets over an area of 10 kilometers by 5 kilometers. Farallon also initiated mine planning studies and other related metallurgical engineering, environmental and technical programs required for mineral resource development. During 1997, eight geotechnical holes totaling 2,232 meters and two geotechnical holes, totaling 600 meters, were completed at the Reforma and Naranjo Deposits, respectively. These holes provided an assessment of ground conditions in the hanging wall and footwall to the massive sulfide horizons where mine services and stope developments would be located.

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

Positive results for G-9 in 2006 from ongoing drilling resulted in an updated resource estimate in November 2006 (see Estimates of Mineralization - Table 5 below) and preliminary metallurgical testing lead to a revision to plans with all work currently directed toward drilling and engineering at G-9.

The Company’s 2007 program focused on advancing G-9 exploration and project advancement activities. A 40,000-meter surface exploration program was designed to find additional high grade resources at G-9 and to test other targets in order to find another G-9 style deposit. Engineering and metallurgical studies associated with mine planning and design, equipment acquisition and site preparation activities have also taken place. Excavation of a 4.5 meter by 4.5 meter exploration decline, initiated in August 2006 and designed to accommodate a production rate of 1500 tonnes per day, is currently advancing toward the high grade Southeast zone of the G-9 deposit. Approximately 1,400 meters of decline and 400 meters of underground development in two parallel 4.5 meter x 4.5 meter crosscuts complete with drill stations are planned, followed by an infill drilling program. A portion of the infill drilling program is also being done from surface.

A summary of the drilling by Farallon at the main deposits at Campo Morado from 1996 to June 30 2007 is tabulated below:

Table 3. Drill Hole Summary for Campo Morado
Zone Holes	Holes	Meters
G-9	183	91,310
El Largo	87	22,770
El Rey	42	8,500
Naranjo	107	23,940
Reforma	110	21,150

A map showing the drilling locations of the drill holes in the main zones is presented below:

Figure 2 – Drill Hole Plan

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

Mineralization

The massive sulfide deposits and zones identified at the Campo Morado Property trend roughly along a northeast-southwest direction. The locations of the significant massive sulfide deposits and zones identified on the Campo Morado Property are illustrated in the drill hole location map (Figure 2).

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

G-9 Deposit

The G-9 deposit occurs 700 meters to the south of the Naranjo deposit. It consists of "stacked" felsic volcanic rock units, separated by sedimentary units. Massive sulfides are known to occur in at least two different levels in the sequence. The potential for a similar repetition at the other deposits provides additional exploration targets.

The G-9 deposit is comprised of four discrete massive sulfide bodies (the southeast, north, southwest and the new Abajo zone (north of the San Raphael fault)) and one stringer (replacement) zone. The total extent of the three bodies (excludes the new zone) outlined to the time of the November 2006 resource estimate was approximately 650 meters by 900 meters. The maximum thickness of the various zones is 50 meters, but averages 10 to 20 meters. The estimated Mineral Resources based on 134 holes, comprising about 67,000 meters, drilled between 1996 and October 2006, at the G-9 deposit are shown in Table 5. Exploration work since that time is described under Recent Work G-9 – Drilling below.

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

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table uses the term ‘indicated resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects); the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

1Gross Metal Value per Tonne is the sum of the metal grade multiplied by the metal price, using the following metal prices: US$375/oz for Au; US$5.50/oz for Ag; US$1.00/lb for Cu; US$0.51/lb for Zn, and US$0.25/lb for Pb, converted to metric units and a sum of the gross value of the contained metals (i.e. no metal recoveries applied) per tonne.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects); the U.S. Securities and Exchange Commission do not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 4b. Results of Campo Morado Resource Estimates in 2005
Inferred Mineral Resources at US$90 GMV/t1 cut-off

Deposit	Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Reforma	Inferred	1	1.31	392	0.24	0.04	0.50
El Rey	Inferred	15	2.37	91	0.54	4.63	1.47
Naranjo	Inferred	236	4.28	104	1.05	1.76	0.50
El Largo	Inferred	1,258	1.54	122	0.85	3.99	0.84

1Gross Metal Value per Tonne is the sum of the metal grade multiplied by the metal price, using the following metal prices: US$375/oz for Au; US$5.50/oz for Ag; US$1.00/lb for Cu; US$0.51/lb for Zn, and US$0.25/lb for Pb, converted to metric units and a sum of the gross value of the contained metals (i.e. no metal recoveries applied) per tonne.

A December 2006 report also provides the Mineral Resources at a range of percent zinc cut-offs. At that time, the US$90 GMT/t cut-off was approximately equivalent to 2-3% percent zinc cut-off.

G-9 Deposit

An update of the estimate of the Mineral Resources at G-9 was completed in November 2006. The qualified person for the G-9 resource estimate is David Gaunt, P.Geo, who is not independent of Farallon as defined under National Instrument 43-101.

The edges of the mineralized area in G-9 are not totally defined by drilling as mineralization remains open in a number of directions. In addition, within the deposit there are several zones, characterized by grade and mineral occurrence. The Inferred Mineral Resources for each zone and for the total deposit, at 2% and 8% zinc cut-offs, are shown in Table 5.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects); the U.S. Securities and Exchange Commission do not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

Sampling and Analysis

Most of the core drilled at Campo Morado has been 4.76 centimeter diameter NQ size; with some 6.35 centimeter diameter HQ sized holes. In addition, several non-directional wedges off of main holes were completed to obtain metallurgical samples. The core is boxed at the drill rig and transported daily to the secure logging facility at the Campo Morado camp. Core logging and sampling work, including geological and geotechnical logging, core photography, whole core density measurements, quality control/quality assurance (“QA/QC”) designation and sampling, is performed inside a core logging compound.

Sample intervals are based on geology and mineralization features identified by the Farallon geologist/engineer logging the core. Two separate analytical streams, designated ore for samples containing greater amounts of sulphide mineralization, and host for less sulphide-rich samples, are used. The ore samples average one meter and the host samples average two meters in length. Samples are sawn in half lengthwise with a diamond tipped rock saw. The half core sample is placed in a sample bag, and the other half is returned to the core box. Samples awaiting shipment are kept in a locked enclosure within the logging compound prior to being picked up by the laboratory truck that delivers them to the ALS Chemex sample preparation facility at Guadalajara in Jalisco State, Mexico.

At Guadalajara, the samples are dried, weighed and crushed to 2 millimeters. A sub-sample is pulverized. Regular pulp samples and coarse duplicate samples are shipped by air freight. In 1996, 1997 and 1998 the primary analytical laboratory for the regular samples was Min-En Laboratories of Vancouver, B.C. and Eco-Tech Laboratories of Kamloops, B.C. was the check laboratory. The main laboratory used for regular samples from the 2004 to 2006 programs is ALS Chemex in North Vancouver, B.C.; the duplicates are analyzed by Acme Analytical Laboratories in Vancouver, B.C.

All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion followed by an AA or Inductively Coupled Plasma finish. The 2004-2006 samples are also assayed for sulphur by LECO furnace.

QA/QC samples along with the regular samples are submitted for analysis. These include: blind standards, random inter-laboratory duplicates and field blanks. In excess of 10% of all assay results received on the project are related quality control values. These are in addition to the internal quality control samples that are done by the analytical laboratories. A satisfactory level of confidence can be attributed to the accuracy and reliability of the gold, silver, copper, lead, and zinc assay results based on the results of the sample preparation and QA/QC program.

All remaining core is stored in a locked compound at the Campo Morado site. Once received from the Guadalajara facility, all core sample pulps are stored in Farallon’s warehouse in Port Kells, British Columbia.

Engineering and Metallurgy

Reforma, Naranjo and El Largo Deposits

Since 1996, Farallon has investigated several process options for recovering minerals from ore that would be mined from the Campo Morado Project if development of a mine were to proceed. The recovery methods assessed include conventional flotation, sequential size reduction along with flotation, bio-oxidation and pressure leaching followed by standard SX/EW to cathode copper and zinc. The Campo Morado deposits are polymetallic in that they contain a number of metals, namely gold, silver, copper, lead and zinc. Farallon’s investigations of metallurgical processes on the Reforma, Naranjo, and El Largo deposits have indicated that recoveries of metals using the conventional flotation technique are less than recoveries of metals obtained using hydrometallurgical techniques.

In October 2004, Farallon commenced a metallurgical program designed to assess the technical viability of the proposed hydrometallurgical process to recover metals from the Campo Morado deposits. Flotation metallurgical testwork relating to the metallurgical program was conducted at G&T Laboratories (“G&T”) in Kamloops, B.C., and hydrometallurgical investigations relating to the metallurgical program were done at SGS Lakefield's testing facility in Lakefield, Ontario.

A pilot plant, at a scale much larger than a laboratory bench, was constructed and testwork completed. The pilot plant testwork was designed to assess the integrated hydrometallurgical process under continuous operations. The metallurgical process developed to extract copper, zinc, gold and silver from the Reforma, Naranjo and El Largo deposits is referred to as the PARTOXTM Process. This name has been trademarked by the Company.

The process of metal recovery starts at the underground mine with excavation of mineralized rock, containing a variety of sulfide minerals and metal values. The rock is transported to the surface and then to the mill. There, the rock is crushed and ground to fine size (finer than beach sand) to expose the valuable minerals. The ground rock is then subjected to flotation, where most of the desirable and valuable minerals, containing copper, zinc, gold and silver, are floated and recovered as a concentrate. If used in a mill at Campo Morado, the metals would be recovered from the concentrate using the six step PARTOXTM hydrometallurgical process that allows for separation and recovery of valuable metals from Reforma, Naranjo and El Largo deposits. The remaining material is rejected and is placed in a waste pond at the site.

The Pilot Plant program was successful in proving that the PARTOXTM hydrometallurgical extraction processes can be expected to result in significant recoveries of zinc and copper from ore that would be mined from the Reforma, Naranjo and El Largo deposits at Campo Morado Project if commercial viability were established and a mine were to be developed. The pressure oxidation and copper leach cumulative recoveries achieved for the pilot plant are summarized in Table 6 below.

Table 6. Results from Pilot Plant Tests of PARTOX Process
Naranjo, Reforma and El Largo Deposits
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

Table 7. Reagent Consumption and Residue Assays From Pilot Plant Tests
Naranjo, Reforma, El Largo Deposits
	Reagent Consumption				Extraction		Cyanide Residue Assay
			(kg/t)		(%)		(g/t)
	NaCN	CaO	NaCN	CaO	Au	Ag	Au	Ag
Reforma	12.8	67.6	10.5	66.3	57.7	51.7	3.08	116
Naranjo	7.4	43.9	5.4	42.6	75.2	80.2	0.51	25.6
El Largo	6.4	53.4	4.3	53.0	59.6	77.5	0.56	60.5

Reagent additions are expressed as kg/t of autoclave feed.

Recent Work - G-9 Deposit

Drilling

In the 2007 fiscal year, 75 holes, totaling approximately 32,820 meters, were drilled. All holes were drilled from surface. Another 30 surface holes, totaling approximately 11,660 meters, were drilled to the end of September 2007. Significant intersections since the last resource estimate to September 2007 are tabulated below:

Table 8. Summary of Significant Assay Results, G-9 Drill hole Intersections, November 2006 to End of September 2007
Drill hole	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6591
7592
7596
including
7597
7598
7599
including
7601
including
and
and
including
7602
7605
7607
7608
including
including
7609
and
7610
7611
7613
and
7615
7617
7618
7620
and
7623
7624
7626
7628
including
including
7631
7632
and
and
7633
7634
and
and
and
and
including
and
7636
7639
including
7642
including
7643
7644
7647
and
including
7648	346.60
383.06
534.65
537.65
266.05
285.85
536.40
538.40
281.20
282.00
283.00
290.10
291.00
329.90
278.50
542.80
527.10
527.10
529.00
335.00
568.40
559.80
625.85
376.95
384.80
556.10
326.00
359.50
550.90
570.68
568.40
319.40
328.80
331.40
332.40
345.40
430.90
395.30
400.30
425.90
382.70
444.09
451.00
466.05
473.35
477.00
481.00
524.00
371.80
325.50
325.50
327.40
327.40
260.93
267.50
284.60
290.60
293.60
290.45	346.78
385.06
542.95
542.95
272.05
294.50
546.95
545.40
286.90
286.90
286.00
305.00
299.00
331.60
283.50
550.80
536.02
533.00
532.00
336.30
571.02
564.00
626.75
377.75
385.05
566.60
328.00
363.40
552.00
574.90
577.12
323.80
333.25
350.70
337.70
349.40
434.95
397.30
403.30
429.90
393.60
451.00
458.90
468.65
477.00
488.00
485.00
526.00
389.80
335.70
333.45
333.30
332.40
262.20
272.50
287.60
306.40
302.60
298.30	0.18
2.00
8.30
5.30
6.00
8.65
10.55
7.00
5.70
4.90
3.00
14.90
8.00
1.70
5.00
8.00
8.92
5.90
3.00
1.30
2.62
4.20
0.90
0.80
0.25
10.50
2.00
3.90
1.10
4.22
8.72
4.40
4.45
19.30
5.30
4.00
4.05
2.00
3.00
4.00
10.90
6.91
7.90
2.60
3.65
11.00
4.00
2.00
18.00
10.20
7.95
5.90
5.00
1.27
5.00
3.00
15.80
9.00
7.85	0.18
1.34
8.30
5.30
5.91
7.71
10.55
7.00
5.70
4.90
3.00
14.90
8.00
1.69
4.93
7.25
8.83
5.54
2.82
1.22
-
3.95
0.81
0.77
0.24
8.81
1.99
3.87
1.08
4.16
8.03
4.29
4.26
19.30
5.30
4.00
3.61
1.80
2.70
3.60
10.24
6.04
6.91
2.27
3.19
9.62
3.50
1.75
16.04
10.16
7.92
5.81
4.92
1.25
4.73
2.95
15.56
8.86
7.75	0.89
1.10
2.96
2.74
0.77
2.25
2.73
3.07
4.35
4.18
3.28
3.27
2.78
5.41
0.72
2.54
2.03
2.34
1.75
2.96
1.37
3.29
4.44
1.09
0.90
1.58
1.79
2.08
5.80
7.69
2.58
2.87
3.43
11.38
5.46
7.85
0.56
0.94
1.22
4.13
1.34
1.82
1.65
2.52
8.38
12.24
14.69
0.24
2.80
2.03
2.19
0.89
0.99
0.84
0.80
10.25
3.57
4.58
1.73	91
166
240
239
39
122
210
232
422
443
470
223
255
534
273
212
148
169
167
139
71
242
320
141
560
172
151
146
174
1,025
165
147
270
615
504
513
22
175
82
187
91
157
50
149
417
731
861
23
231
234
283
167
189
68
72
578
175
213
91	3.09
3.29
0.89
1.05
0.83
1.52
1.33
1.48
3.03
3.19
3.96
1.62
2.07
3.59
1.70
1.16
0.85
1.24
1.07
1.57
0.53
1.29
2.64
3.61
3.60
1.51
2.26
2.74
2.03
1.28
1.37
0.35
0.51
1.38
2.56
1.33
0.13
1.24
1.17
0.43
2.80
2.45
1.29
0.49
0.35
0.33
0.34
1.97
2.71
2.61
2.63
3.25
3.55
0.76
1.05
2.72
0.75
0.31
1.06	0.57
0.41
0.91
1.08
0.38
0.84
1.05
1.26
2.01
2.17
1.43
1.90
2.79
1.06
2.19
2.27
0.94
0.90
0.61
1.53
1.00
1.74
1.36
1.68
3.52
2.43
0.89
1.15
0.60
1.74
1.01
0.65
1.29
3.79
3.17
9.56
0.09
1.26
1.24
1.15
0.74
2.91
0.96
0.66
1.06
3.06
3.68
0.12
0.72
2.51
3.11
0.88
0.97
1.47
0.44
0.64
0.94
0.96
0.48	29.60
23.95
10.79
12.49
7.94
24.27
14.32
16.80
20.71
23.31
30.06
4.52
5.96
12.38
9.78
8.94
7.73
8.20
11.87
6.90
2.85
7.13
3.35
27.80
40.80
14.17
20.48
22.58
4.71
12.21
11.40
12.73
9.42
11.97
20.46
14.73
1.41
2.94
3.50
2.17
15.59
23.47
11.69
13.26
0.30
5.39
5.01
7.76
27.52
19.08
21.16
21.78
24.40
8.30
7.17
0.43
12.99
16.04
18.23

Notes: - the first number (e.g. 7) of the drill hole identification numbers refers to the year the holes were drilled (2007 for the example given).
- drill holes 6582 to 6590, inclusive, were geotechnical holes.
- the 25 G-9 drill holes that did not intersect significant sulphides were 7593 to 7595, 7600, 7603, 7604, 7606, 7612, 7614, 7616, 7619, 7621, 7622, 7625, 7627, 7629, 7630, 7635, 7637, 7638, 7640, 7641, 7645, 7646 and 7649.

The most important results from infill drilling are confirmation of the high grade in Southeast zone, and from step-out drilling is the discovery of a new sulphide lens to the northeast, and north of the San Raphael Fault show in Figure 3 below.

Figure 3 – Drill Hole Plan Showing New Abajo Zone in G-9 Deposit.

Metallurgy

Metallurgical test programs in 2006-2007 have been focused on the G-9 deposit. The tests show that the G-9 deposit differs, both mineralogically and metallurgically, from the Reforma, Naranjo and El Largo deposits, and that a more conventional flotation plant can be contemplated for processing the mineralization at G-9.

Three phases of testing were based on twelve samples were taken from the G-9 deposit, representing different grades and zones of mineralization across the deposit. The samples were prepared by ALS Chemex in Guadalejara, Mexico and G&T in Kamloops, B.C. The samples were crushed, screened and a flotation feed was prepared. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T.

The results indicate that a marketable zinc concentrate can be produced at G-9. A zinc concentrate grade of 55% zinc can be achieved with an 86% zinc recovery. Similarly, a copper concentrate grade of 20% copper can be produced with a 69% copper recovery. Lastly, a lead concentrate grade of 34% lead can be produced with a 51% lead recovery. The lead concentrate contained high concentrations of gold and silver with grades of 35 g/t and 3,200 g/t, respectively.

A fourth phase of flotation test programs were conducted exclusively on samples of high grade (15.5% zinc and 2.3% copper) mineralization from the Southeast zone that would provide a high grade starter zone to be mined and milled during the first two to three years of operation at G-9.

Samples were derived from drill holes 576, 578 and 580 in the Southeast zone. Twenty-four individual intercept samples were taken from these three holes. The samples were crushed, screened and homogenized and combined into a single composite sample. Two representative sub-samples were taken from the composite. The samples were prepared by ALS Chemex in Guadalejara and G&T. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T in Kamloops.

Test results indicate that a zinc concentrate grade of 54% Zn can be achieved with a 94% zinc recovery. Similarly, a copper concentrate grade of 24% Cu can be produced with an 84% copper recovery. No lead concentrate was produced from these tests due to the low lead feed grade. The zinc recoveries are materially improved from previous results. In addition, the marketability of the higher copper concentrate grade and the benefits of the improved copper recovery will also materially improve G-9's overall project economics.

The phase four testwork also examined the effects of flotation feed grinds and concentrate regrinds on metallurgical performance. Table 9 shows the grinds that were applied in the locked cycle tests.

Table 9. Product Grinds for Locked Cycle Tests High Grade and Average Grade Mineralization - P80 microns
Product	High Grade	Average grade
Flotation feed	87	36
Copper rougher concentrate	14	10
Zinc rougher concentrate	18	10

A comparison between the test results on the “high grade” mineralization and mineralization representing the "average" grade of the deposit is shown in the table above. The results indicate that significantly coarser grinds can be adopted for the high grade starter zone. The coarser grinds can be now incorporated into mill design for the initial years will result in both energy cost savings and improved concentrate settling and filtration characteristics.

The results both affirm and significantly improve upon the previously announced results from the first three phases of work. The information derived from these new tests fully supports the process design criteria, flowsheet design and reagent consumption estimates to be used for detailed mill design.

Underground Access and Project advancement

A 4.5 meter by 4.5 meter exploration decline is presently being excavated that will be approximately 1,400 meters in length at a slope of -8.3% from northwest of the G-9 deposit. The layout is shown in Figure 4.

The decline will provide access to the deposit and staging for underground infill drilling to be used for resource estimations and detailed mine planning. A 10,000-meter drilling program from underground is planned to outline mineralization in the Measured and Indicated categories. In the interim, additional drilling has been initiated from surface to assist with meeting these objectives. The workings will also facilitate services of water pumping and ventilation. The exploration decline is sized as stated so that it can accommodate mine production at 1,500 tonnes per day.

Decline development began in August 2006, and is expected to be completed in the fourth quarter of fiscal 2008.

A key activity since fiscal year end has been assessing ways to accelerate the development of the access decline. A 500 kVA generator was installed at the end of July, and jumbo drilling commenced, resulting in blasted rounds of up to four-meter advance. To further enhance productive capability, a synchronized second 500 kVA generator will be installed along with a dual 150 horsepower ventilation fan system. A second back-up compressor is also being sourced. In July and August the Company acquired a new shotcrete machine, two pneumatic explosive loaders, two Kodiak 20 ton haul trucks, a 950G Cat loader with fork adapter, one New Holland personnel tractor and several pneumatic pumps.

Mine Planning and Site Preparation

Mine engineering and planning is being conducted by McIntosh Engineering of Tempe, Arizona. Farallon and McIntosh are jointly carrying out procurement and management of all underground mine activities, including the exploration decline.

M3 Engineering and Construction, Inc. (“M3”) of Tucson, Arizona, is the EPCM Construction Manager (engineering, procurement and construction management) for all surface facilities at G-9, and particularly the mill. Site earthworks, including mill site bulk excavation and completion of the mine access road, are being carried out by local contractors.

Knight Piesold of Vancouver, B.C. is responsible for the engineering and design of the tailings storage facility and the water diversion/retention dam as well as construction management of the tailings storage facility and the water retention dam. Overall construction management is the responsibility of M3.

Procurement of all the major items of process equipment has been completed. This includes all crushing and conveying equipment, grinding mills, flotation machines, thickeners, filters, overhead cranes,

compressors, process pumps, main transformers and structural steel. Purchase orders are being processed for fabricated steel, motor control centers and Programmable Logic Controllers.

Bulk excavation of the mill site is complete. Concrete work commenced in December, 2007. Detailed plant design and tender documentation preparation has continued, documents for bid were issued in September, 2007 and construction has recently begun.

Improvements to the Arcelia access road are essentially complete.. Road improvements exclude replacement of one bridge which is scheduled for early 2008. Ongoing maintenance will be required over the whole length of the road especially during the rainy season. Excavation of haul roads is also proceeding at the site.

Preliminary Assessment

All information contained in this section relating to the contents of the Preliminary Assessment, including but not limited to statements of the project's potential and information under the headings "Key Parameters and Results" are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to scoping level, based on generally understood capital cost to production level relationships and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project. As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the G-9 project is currently classified as Inferred resources and it is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Farallon’s contracted qualified person, an employee of Hunter Dickinson Inc. who is not independent of the Comapny. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term prices levels for copper, gold, silver, lead and zinc. Prices for these commodities are historically volatile, and Farallon has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, silver, copper, lead and zinc have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

The results of a Preliminary Assessment of the G-9 project by MineFill Services, Inc. for a 1,500 tonnes per day underground operation were announced in December 2007. Stephen Godden, FIMMM, C.Eng., and David Stone, P.Eng., of MineFill Services, Inc., who are independent qualified persons as defined by National Instrument 43-101, are responsible for the Preliminary Assessment. The 2007 program and the Preliminary Assessment are described in a technical report co-authored by Messrs. Godden and Stone, and by David Gaunt, P.Geo., who is not independent of the Company. The effective date of the technical report is September 23, 2007.

The Preliminary Assessment was based on the estimated Inferred Mineral Resources at November 2006 (see Estimates of Mineralization above). As the study uses Inferred Mineral Resources that are geologically speculative, there is no assurance that the results of the Preliminary Assessment will be realized. Readers are also cautioned that Mineral Resources are not Mineral Reserves and do no have demonstrated economic viability.

The study used long term metal prices and US dollars. Key parameters and results are presented as Earnings Before Interest, Taxes, Depreciation and Amortization are summarized below:

Table 10. Preliminary Assessment – G-9 Deposit
Inferred Resources (diluted) Above a 5% Zn cut-off	3,130,000 tonnes grading 3.05 g/t Au 200 g/t Ag 1.58% Cu 1.15% Pb 9.69% Zn
Average Annual Metal Recovery (Life-of-Mine = 6.3 years)	8,400 oz Au 1,106,000 oz Ag 11,113,000 lb Cu 5,213,000 lb Pb 72,450,000 lb Zn
Total Recovered Metal	52,800 oz Au 6,970,000 oz Ag 70,010,000 lb Cu 32,884,000 lb Pb 456,530,000 lb Zn
Average On-site Operating Cost	$48.22 per tonne milled
Start-up Capital Cost	US$124.3 million
Net Cashflow	US$223.6 million
NPV (8%)	US$141.8 million
NPV (12%)	US$113.1 million
IRR	54%
Payback Period	Slightly more than one year

The Preliminary Assessment used the following metal prices:

Metal	Production Year End (same as fiscal year end)
	June 30, 2009	June 30, 2010	June 30, 2011	June 30, 2012	June 30, 2013	June 30, 2014	June 30, 2015
Gold (US$/oz) Silver (US$/oz) Copper (US$/lb) Lead (US$/lb) Zinc (US$/lb)	550 8.00 2.59 0.49 1.30	500 7.00 2.33 0.44 1.10	500 6.00 2.11 0.40 0.88	500 6.00 1.40 0.40 0.75	500 6.00 1.40 0.40 0.75	500 6.00 1.40 0.40 0.75	500 6.00 1.40 0.40 0.75

Plan of Operation – Jan to June 2007 (fiscal 2007) and July 2007 to March 2008 (fiscal 2008)

A Cdn$55 million program was recommended in a December 2006 technical report to take place from January to December 2007. An underground exploration access decline to the high grade zone, underground definition drilling and work towards mine development was proposed, along with surface drilling and additional metallurgical work. The surface drilling would define and possibly reclassify the Mineral Resources to a more confident indicated classification, and additional metallurgical testwork, particularly a pilot plant program would provide the final criteria for process plant flow sheet, layout and detailed design Mine engineering, socio-economic and environmental studies would be continued.

Further details of the budget and expenditures to the end of September 2007 are provided in Table 11.

Table 11 Summary of Planned and Actual Expenditures, January 01 to September 30, 2007
Planned Expenditures		Actual Expenditures
Activity	Amount (Cdn$)	Activity	Amount (Cdn$)
Surface Drilling Exploration Drilling (40,000 m) Geotechnical Drilling (5,000 m)	7,000,000	Surface Drilling Jan to June – 44 holes (21,850 m) July to Sept – 30 holes (11,660 m) (includes geotechnical drilling)	7,250,000
Surface Improvements Water, Tailings Storage, Infrastructure Studies and Engineering	20,000,000	Surface Improvements Road, tailings and water supply, plant site preparation, equipment and power	15,500,000
Underground Development 1,400 m decline, 400 m crosscuts, drill stations, trial mining and bulk sampling	25,000,000	Underground Development 592.0 m of decline development, planning and equipment purchase	7,880,000
Underground Exploration Drilling	2,000,000	Underground Exploration Drilling No underground drilling has taken place	NIL
Permitting & Socio-Economics Environmental Studies, continuing socio-economic activities, acquiring a Project MIA permit	1,000,000	Permitting & Socio-Economics Socio-economic work included under ‘Site Activities’ that forms part of ‘Surface Drilling’ budget	230,000
Project Management A separate budget was not itemized	-	Project Management	1,470,000
TOTAL G-9 BUDGET	55,000,000	TOTAL G-9 EXPENDITURE	32,330,000

A drilling, underground access decline development, and report writing program was proposed in the December 2007 technical report to cover the costs of these activities during the period of October 2007 to March 2008. The all-in estimated cost for the Company’s G-9 technical program summarized is $24.89 million:

  the all-in estimated cost (by the Company) for the surface drilling program outlined is $6,240,000 to the end of March 2008;

  the all-in estimated cost (by the Company) for decline advance is $3.0 million per month, hence $18.0 million for the period October 2007 to end March 2008, inclusive;

  the all-in estimated cost (by the Company) of the two planned phases of mineral resource estimates is $150,000; and

  the all-in estimated cost (by the Company) for mine planning, engineering, economic evaluation and reporting to end March 2008 is $500,000.

Update

Twenty-nine holes, totalling approximately 14,510 meters, were drilled from September 30 to November 30, 2007. Infill drilling of the Southeast zone was completed in October 2007. Behre Dolbear & Company has been retained to review Farallon’s internal estimates and to assess the Inferred, Indicated and/or Measured categories for the Southeast zone. The results of the new estimate are expected in January 2008. At the end of November 2007, the main decline had been advanced to 484 meters and the ventilation decline to 392 meters.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with Farallon’s consolidated financial statements, forming a part of this Annual Report, including note 13 to the annual consolidated financial statements which provide reconciliations of material measurement differences between US GAAP and Canadian GAAP.

Overview

Farallon is an exploration stage company that has not earned revenues from its core business to date. Farallon is presently undertaking the plan of operations described under Item 4 – “Description of Business” of this Annual Report. Farallon will use its existing cash and working capital as well as proceeds form additional cash raised (see below) to fund this plan of operations. Farallon is focused on the exploration and project advancement of its 100% owned Campo Morado Project in Guerrero State, Mexico. Farallon’s exploration programs have been augmented by advanced exploration programs including metallurgical, geotechnical, engineering and environmental studies. These programs have been completed in cooperation with local employees, communities and state and federal government authorities.

Farallon’s results of operations are economically evaluated on an "event driven" basis in that exploration expenditures yield information on the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a mineralized deposit’s size and continuity, information that is not in the financial statements. Thus, it is difficult to evaluate the success of operations in a fiscal period by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Farallon’s operating activities are subject to the economics of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics although liquidity statistics will be important.

Going Concern

Farallon's consolidated financial statements are prepared on the basis that it will continue operations as a going concern. Given that Farallon has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in equity funding to explore and develop Farallon's mineral property. Farallon can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, it may be unable to realize on the carrying value of the project and the net realizable value could be materially less than Farallon's liabilities with a potential for total loss to Farallon shareholders.

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

Mineral property interests

Exploration and project advancement expenditures incurred prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and project advancement expenditures incurred subsequent to such determination, and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares, based on the quoted market price of the shares, issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

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

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Stock-based compensation

The Company has a share option plan which is described in note 7(c) of the consolidated financial statements. Under Canadian GAAP, the Company records all stock-based payments granted on or after July 1, 2003 using the fair value method.

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

Results of Operations

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with Farallon's consolidated financial statements and interim financial statements included in Item 17 of this Annual Report. Farallon’s results of operations are summarized below:

	Year Ended June 30, 2007	Year Ended June 30, 2006	Year Ended June 30, 2005	Year Ended June 30, 2004
EXPENSES
Exploration	$ 14,650,727	$ 8,976,730	$ 8,752,357	$ 465,011
Exploration - stock-based compensation	905,299	386,553	365,654	339,020
Interest Expense	4,897	6,935	141	41,033
Legal, Audit and Accounting	1,755,011	858,372	1,242,095	756,857
Office and Administration	2,247,347	1,628,325	1,127,595	391,506

	Year Ended June 30, 2007	Year Ended June 30, 2006	Year Ended June 30, 2005	Year Ended June 30, 2004
Office and Administration - stock-based compensation	1,596,900	646,715	406,297	492,317
Shareholder Communications	320,223	663,410	621,317	27,229
Travel and Conferences	583,415	416,058	207,295	124,249
TOTAL EXPENSES	$ 22,063,819	$ 13,583,098	$ 12,722,751	$ 2,637,222
Foreign Exchange (Loss) Gain	3,669,903	812,696	19,266	(273,484)
Interest Income	1,533,056	313,389	268,513	76,110
Recovery of Accounts Receivable Previously Written Off	–	–	–	152,065
Recovery of value-added taxes paid	–	–	–	273,646
Gain on the sale of equipment	–	–	3,141	–
LOSS FOR THE PERIOD	$ 16,860,860	$ 12,457,013	$ 12,431,831	$ 2,408,885

A.	Operating Results

Year Ended June 30, 2007 (“fiscal 2007”) versus Year Ended June 30, 2006 (“fiscal 2006”)

Loss for the year

Loss for the year ended June 30, 2007 increased to $16,860,860 from $12,457,013 in the same period of the previous fiscal year. The increase is due principally to increased exploration and project advancement activities at the Campo Morado property with the ongoing project advancement at the Company’s G9 deposit.

Exploration

Exploration expenses for the year ended June 30, 2007, excluding stock-based compensation, increased to $14,650,727 from $8,976,730 in the year ended June 30, 2006. The main exploration expenditures incurred during the period were drilling (2007 – $2,699,378; 2006 – $3,309,505), engineering (2007 –$1,580,630; 2006 – $2,488,725); geological (2007 – $1,149,927; 2006 – $1,117,627), site activities (2007 – $2,156,702; 2006 – $1,433,551), and G9 expenditures (2007 – $6,181,487; 2006 – $nil). The Company is currently focused on the project advancement of a mine on the G9 deposit (“G9 mine”) with expenditures on the decline, the access road, and project advancement of the process plant. Exploration expenditures during the year were also focused on resource expansion objectives

Interest income

Interest income increased to $1,533,056 for the year ended June 30, 2007 from $313,389 for the previous fiscal year due to higher average cash balances held by the Company.

Legal, audit and accounting

Legal, audit and accounting expenses increased to $1,755,011 for the year ended June 30, 2007 compared to $858,372 for the previous year, primarily due to an increase in professional fees associated with the Company’s financing activities and fees paid to legal advisors in the current period to represent the Company in its ongoing lawsuits. The Company is committed to another approximately $600,000

(2006 – $900,000) in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significant consequence of an unsuccessful judgment. The Company is expending significant effort and expenditures to ensure a successful conclusion to all outstanding litigation.

Office and administration

Office and administration costs increased to $2,247,347 compared to $1,628,325 in the comparable period for fiscal 2006. This is due to an increase in the number of services needed to support the Company’s exploration and project advancement activities.

Foreign exchange

Foreign exchange gain increased to $3,669,903 for the year ended June 30, 2007 compared to $812,696 in the 2006 fiscal year, due to the Canadian dollar strengthening in relation to the US dollar. The Company holds most of its funds in Canadian dollars.

Hunter Dickinson Inc. (“HDI”)

An administrative and geological services agreement exists with HDI. HDI is a private company, with certain directors in common with Farallon, which provides extensive engineering, geological and administrative services to, and incurs costs on behalf of Farallon and allocates the full cost, of these services and costs, to the Company.

During the year ended June 30, 2007, such services rendered and expenses reimbursed amounted to $4,833,727 compared to $3,939,758 for the comparable period in the prior year. The increase in services is due mainly to the exploration and project advancement activities at the Campo Morado Property.

Of the total reimbursed to HDI, $1,325,742 were for exploration expenditures consisting of assays and analysis – $18,720, engineering – $77,441, equipment rentals – $53,005, geological – $474,916, site activities – $637,556, and other – $64,104. The remaining amounts reimbursed to HDI were for office and administration in Mexico – $1,490,547, office and administration in Vancouver – $1,167,214, legal, audit and accounting – $58,657, shareholder communication – $203,183, travel and conferences –$200,000, Consulting – $375,742 and trust and filing – $12,642.

Year Ended June 30, 2006 (“fiscal 2006”) versus Year Ended June 30, 2005 (“fiscal 2005”)

Loss for the year

Loss for the year ended June 30, 2006, increased marginally to $12,457,013, from $12,431,831 in the previous fiscal year. Included in the loss for the current year was a non-cash stock-based compensation expense of $1,033,268 (2005 – $771,951).

Exploration

Exploration expenses for the year ended June 30, 2006, excluding stock-based compensation, increased to $8,976,730 compared to $8,752,357 in the previous year. The main exploration expenditures incurred during the year were drilling (2006 – $3,309,505; 2005 – $2,967,731), engineering (2006 –$2,488,725; 2005 – $2,950,036), and site activities (2006 – $1,433,551; 2005 – $1,318,616). The increase in drilling expense during the period was due to an increase in drill footage at Campo Morado.

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

Legal, audit and accounting

Legal, audit and accounting expenses decreased to $858,372 for the year ended June 30, 2006 compared to $1,242,095 for the previous year, primarily due to fees paid to legal advisors in the previous fiscal year to represent the Company in its ongoing lawsuits. The Company is committed to another approximately $900,000 in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significant consequence of an unsuccessful judgment. The Company is expending significant effort and expenditures to ensure a successful conclusion to all outstanding litigation.

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

Hunter Dickinson Inc. (“HDI”)

During the year ended June 30, 2006, such services rendered and expenses reimbursed amounted to $3,936,758 compared to $2,945,466 for the comparable period in the prior year. The increase in services is due mainly to the exploration activities at the Campo Morado Property.

Of the total reimbursed to HDI, $2,194,128 were for exploration expenditures consisting of assays and analysis – $107,933, engineering – $378,027, equipment rentals – $61,906, geological – $532,798, site activities – $1,029,438, transportation – $72,037 and other – $11,989. The remaining amounts reimbursed to HDI were for office and administration – $1,466,114, legal, audit and accounting –$21,805, shareholder communication – $143,771, travel and conferences – $98,481 and trust and filing – $12,459.

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

Exploration expenses, excluding stock-based compensation, increased to $8,752,357 in fiscal 2005 from $465,011 in fiscal 2004. The main exploration expenditures were drilling (2005 – $2,967,731, 2004 –nil), engineering (2005 – $2,950,036, 2004 – $173,180), and site activities (2005 – $1,318,616, 2004 –$181,752). The increase in drilling expense during the year was due to the two phase drilling program initiated at Campo Morado. Higher engineering expenses in fiscal 2005 were mainly due to wages paid for project engineering, metallurgical investigations and a pilot plant study. Site activities increased in fiscal 2005 due to a greater number of site contractors used in Farallon’s exploration activities at Campo Morado.

Office and administration

Office and administration expense for fiscal 2005 increased to $1,127,595 from $391,506 in fiscal 2004 due to increased office staffing levels and setup costs for a new office in Mexico and overhead incurred in restarting exploration activities at Campo Morado.

Hunter Dickinson Inc. (“HDI”)

During fiscal 2005, services rendered and expenses reimbursed to HDI amounted to $2,945,466 compared to $496,277 for the comparable period in 2004. The increase in services is due mainly to the resumption of exploration activities at the Campo Morado Property.

Of the total reimbursed to HDI, $1,094,638 was for office and administration. The remainder has been recorded as follows: exploration – $1,781,358, legal, audit and accounting – $2,177; shareholder communication – $51,661; travel and conferences – $10,822, and trust and filing – $4,810. Under exploration the expense was recorded under the following headings: assays and analysis – $137,022; engineering – $308,373; equipment rental – $40,348, geological – $496,332; site activities – $771,421; transportation – $3,621 and other – $24,241.

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

Stock-based compensation

Aggregate stock-based compensation for fiscal 2005 decreased to $771,951 from $831,337 in fiscal 2004 due to a lower number of share purchase options granted (2005 – 2,410,500 options, 2004 –4,174,500 options).

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

B.	Liquidity and Capital Resources

Working Capital

Farallon had working capital of $57.8 million at June 30, 2007, compared with $5.6 million at June 30, 2006 and $13.9 million at June 30, 2005.

Farallon is presently involved in a multi-faceted exploration and project advancement program. This program which started in January 2005, involves drilling, engineering and infrastructure studies, metallurgical testing, environmental, community and government communication programs, and office and general management activities.

In November 2006, Farallon completed a private placement of 18,750,000 units at Cdn$0.40 each and raised gross proceeds of approximately $6,675,000 (Cdn$7,500,000). Each unit was comprised of one common share and one common share purchase warrant, exercisable into one additional common share at an exercise price of Cdn$0.60 until November 17, 2008.

In December 2006, Farallon completed a public offering of 160 million subscription receipts at a price of Cdn$0.50 per subscription receipt for gross proceeds of approximately $69 million (Cdn$80 million). Each subscription receipt entitled the holder to acquire one common share and one-half of one common share purchase warrant of Farallon. Each whole warrant is exercisable into one additional common share of Farallon at an exercise price of Cdn$0.70 until December 21, 2008. If at any time the volume weighted average of Farallon is greater than Cdn$1.50 on the TSX for any 20 consecutive trading days, Farallon may accelerate the expiry of the warrants.

Farallon paid the agents a commission of $4.1 million (Cdn$4.8 million), all of the agents’ expenses and issued 9.6 million compensation options to the agents. Each compensation option entitles the agents to acquire one common share of Farallon at exercise price of Cdn$0.50 until December 21, 2008.

In connection with this financing, Farallon appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for the debt financing package for the project advancement of the Company's G9 deposit at Campo Morado. The package consists of an initial US$20 million bridge facility to be followed by a term loan facility of up to US$70 million, part of which will be used to refinance the bridge facility. The bridge facility will finance fixed assets including equipment purchased for both the mine and the mill. The Company is currently in the process of finalizing the terms of the debt financing package in the normal course and has advanced $900,000 as a debt finance fee.

In January 2008, Farallon completed a bought-deal public offering of 28,572,000 shares at a price of Cdn$0.70 per share for gross proceeds of Cdn$20.0 million. The Company has paid the underwriters Cdn$1.2 million in commissions, Cdn$325,000 in expenses and 1,971,468 compensation options, exercisable at Cdn$0.70 per common share for 24 months. In addition a separate private placement of 7,143,000 shares at a price of Cdn$0.70 per share for gross proceeds of Cdn$5.0 million has been completed. The shares issued under the private placement financing have a four month hold period from the date of closing. The underwriters will have an over-allotment option to acquire, at the issue price, up to an additional number of Shares that is equal to 15% of the number of Shares sold pursuant to the Offering.

Proceeds from this offering are to be utilized to advance work on the G-9 deposit on the Company’s Campo Morado Property and for working capital purposes (refer Item 4 – Plan of Operation 2008).

Farallon anticipates that it will be able to finance both its future exploration and project advancement programs and operating expenses over the balance of fiscal 2008 with the proceeds from the financings together with existing working capital. Additional financing may also be available if the holders of Farallon’s outstanding options and warrants determine to exercise these options and warrants. There can be no assurance that Farallon will be successful in its efforts to raise additional funds, if needed, or on terms that are satisfactory to it. The Company has not identified any further potential sources of long-term liquidity.

There can be no assurances that actual program costs will meet planned expenditures. In the event that actual costs exceed planned expenditures, Farallon will be required to obtain additional financing to continue its exploration and project advancement efforts. There can be no assurances that Farallon will be successful in its efforts to raise the required funds, if needed, or on terms that are satisfactory to it.

Cash and Cash Equivalents

Farallon had cash of $58.1 million at June 30, 2007, compared to cash of $5.5 million at June 30, 2006 and $14.0 million at June 30, 2005. Cash consists of cash and cash equivalents invested in business and current accounts with ScotiaBank, and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

As at January 10, 2008, Farallon had cash and cash equivalents of approximately $16.4 million.

Cash Used in Operating Activities

Cash used in operating activities for the year ended June 30, 2007 increased to $17.0 million from $12.0 million in fiscal 2006 as the company progressed exploration on its G9 deposit. Cash used in operating activities increased to $12.0 million for fiscal 2006, compared to $11.1 million for fiscal 2005 due to exploration activity at Campo Morado. Cash used in operating activities increased to $11.1 million for fiscal 2005 from $1.5 million in fiscal 2004. Farallon anticipates that cash used in operating activities will increase in fiscal 2007 as Farallon continues its exploration and project advancement activities at Campo Morado.

Cash Used in Investing Activities

Farallon used $3.9 million in investing activities in fiscal 2007 with the acquisition of equipment for the Campo Morado Project. Cash used in investing activities is anticipated to increase during fiscal 2008 as the work program at Campo Morado is completed.

Farallon used $0.1 million in investing activities in fiscal 2006 and $0.4 million in fiscal 2005.

Cash Generated by Financing Activities

For the year ended June 30, 2007 , Farallon generated $70.0 million from financing activities primarily the result of two financings. In November 2006, the Company completed a private placement of 18,750,000 common shares for gross proceeds of approximately $6.7 million and incurred share issue costs of approximately $375,000 for net proceeds of approximately $6.3 million. In December 2006, the Company completed an equity offering of 160 million subscription receipts for gross proceeds of $69 million and paid agents commissions of $4.1 million and all of the agents’ expenses. In connection with this financing the Company advanced $900,000 as a debt finance fee to NM Rothschild & Sons Limited, the lead arranger for the debt financing package (refer working capital section).

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

Trends that are considered by Farallon to be reasonably likely to have a material effect on Farallon’s results of operations are discussed above under “Results of Operations” in Item 5.A and “Liquidity and Capital Resources” in Item 5.B of this Annual Report. Further, Farallon considers that its ability to raise additional financing in order to complete its exploration and project advancement programs and the plan of operations for the Campo Morado Project during fiscal 2008, and beyond, will be impacted by prevailing prices for metals. Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. However, the Campo Morado Project is in the exploration stage and Farallon may never determine that these metals may be economically feasible to extract.

Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. The average trading prices increased for the four years ending December 31, 2007.

The zinc price averaged $1.47/lb in 2006 and 2007, increasing from $0.48/lb in 2004. Zinc has averaged $1.13/lb from January 1 to 10, 2008. Lead prices increased substantially to average $1.16/lb over the 2007 year from $0.60/lb in 2006. Lead prices have averaged $1.18/lb from January 1 to 10, 2008. Average copper prices have been more than $3.00/lb for two years, averaging $3.22/lb in 2007 and $3.03/lb in 2006. The copper price has decreased slightly, averaging $3.19/lb from January 1 to 10, 2008.

The gold price increased substantially in late 2007, and has averaged $865/oz from January 1 to 10, 2008. The gold price averaged $695/oz in 2007, increasing from $410/oz in 2004, to $445/oz in 2005, and $604/oz in 2006. The silver price averaged $6.69/oz in 2004, $7.32/oz in 2005, $11.55/oz in 2006 and $13.38 in 2007. Silver prices continue to follow gold, averaging $15.42/oz from January 1 to 10, 2008.

As a natural resource exploration company, the interest in Farallon’s stock, and its ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical in nature. If the global demand for metals and metal prices decrease, it could adversely impair Farallon’s ability to raise financing and advance the exploration and project advancement of the Campo Morado Property.

E.	Off-Balance Sheet Arrangements

Farallon does not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Farallon as at June 30, 2007:

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

All of the directors of Farallon are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with Farallon’s By-Laws. Farallon’s last regular annual meeting was held on November 08, 2007. Farallon’s officers are appointed by the Board of Directors.

As at the date of this Annual Report, the following persons were the officers, directors and senior management of Farallon:

Name (1)	Date of Birth	Position with Farallon	Since
David Copeland	January 6, 1948	Director	December 21, 1995
Barry Coughlan	April 4, 1945	Director	March 13, 1999
Terry Lyons	August 1, 1949	Director	April 18, 2007
Jeffrey Mason(2)	March 9, 1957	Director	August 8, 1994
Bill Stanley	December 25, 1939	Director	April 18, 2007
Ronald Thiessen	December 21, 1952	Chairman of the Board and Director	August 8, 1994
Trevor Thomas	March 8, 1967	Secretary	December 3, 2007
Gordon Ulrich	December 3, 1947	Director	April 18, 2007
Michael Weedon	May 7, 1953	Director	April 18, 2007
Dick Whittington	September 22, 1953	President, Chief Executive Officer and Director	September 7, 2004
Larry Yau	June 21, 1964	Chief Financial Officer	December 3, 2007

(1)

None of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

(2)	Mr. .Mason resigned as Secretary and Chief Financial Officer (“CFO”) on December 3, 2007. Messrs. Yau and Thomas replaced Mr. Mason as CFO and Secretary, respectively.

Farallon’s directors and officers, except for Dick Whittington and Larry Yau, are part-time and serve as officers and/or directors of other resource exploration companies and, as such, are engaged and will continue to be engaged in the search for additional resource opportunities on behalf of such other companies. Both Dick Whittington and Larry Yau provide management services to the Company on a full-time basis. In particular, the success of Farallon and its ability to continue to carry on operations is dependent upon its ability to retain the services of Dick Whittington, President and CEO, Ronald Thiessen, Chairman, and Larry Yau, Chief Financial Officer.

All directors were re-elected at Farallon's annual general meeting on November 08, 2007 and have a term of office expiring at the next annual general meeting of Farallon scheduled for November 2008. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	December 1995	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director Chief Executive Officer Chairman	September 2006 September 2006 September 2007	Present September 2007 Present
Taseko Mines Limited	Director	January 1994	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing of publicly traded companies for over 20 years. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	March 1998	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Continental Minerals Corporation	Director	May 2006	December 2006
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri- Alpha Investments Ltd.)	President and Director	June 1986	Present

TERRY LYONS, MBA, B.Sc. – Director

Terry Lyons brings over 34 years of business experience to the Board. Since completing a Bachelor of Science in Civil Engineering, and MBA degrees in the mid 1970’s, he has held a number of senior positions in industry. Mr. Lyons is currently non-executive Chairman of Northgate Minerals Corporation and a director and officer of several public corporations including Canaccord Capital Inc., Diamonds North Resources Ltd., Polaris Minerals Corporation, Skye Resources Inc. and the Vancouver Convention Centre Expansion Project Ltd., as well as several private corporations. He is a former Chairman of the Board of Westmin Resources Limited and was a director of the Battle Mountain Gold Company. An active member of the community, Mr. Lyons is a former Governor of the Olympic Foundation of Canada, past Chairman of the Mining Association of British Columbia, and a member of the Advisory Board of the Richard Ivey School of Business at the University of Western Ontario.

Mr. Lyons is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	April 2007	Present
BC Pacific Capital Corporation	President and Director	May 1988	March 2007
Canaccord Capital Inc.	Director	June 2004	Present
Columbia Goldfields Limited	Director	March 2007	Present
Diamonds North Resources Ltd.	Director	October 2004	Present
FT Capital Ltd.	Director	May 1990	Present
General Minerals Corporation	Director	June 2005	Present
International Utility Structures Inc.	Director	March 1991	March 2005
Persona Inc.	Director	May 1991	July 2004
Northgate Minerals Corporation	Chairman and Director	September 1993	Present
Polaris Minerals Corporation	Director	December 2005	Present
Skye Resources Inc.	Director	May 2006	Present
TTM Resources Inc.	Director	February 2004	Present
Westfield Minerals Ltd.	President and Director	May 1993	December 2005

JEFFREY MASON, B.Comm., CA – Director

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

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	May 2007
	Chief Financial Officer	February 1999	May 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Detour Gold Corporation	Chief Financial Officer and Secretary	January 2007	November 2007
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	June 2007
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

BILL STANLEY, Retired P.Eng. – Director

Bill Stanley has had a 30-year career in the mining industry, encompassing both international and domestic assignments. A retired partner from Coopers & Lybrand Consulting, he was the Director of Canadian and international mining practice for the firm. A long time active member of industry and community organizations, he is a Past President of the Canadian Institute of Mining and Metallurgy, and a past recipient of both the CIM Distinguished Service Medal, in recognition of his exceptional service to the industry, and the CIM Distinguished Lecturer Award. Mr. Stanley is also the founding Chairman of the Mining Suppliers, Contractors and Consultants Association of BC. He is a former Director of Westmin Resources Limited, Gibraltar Mines Ltd., Kensington Resources Ltd., Luscar Ltd. and Teck Corporation.

Mr. Stanley is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	April 2007	Present
Miramar Mining	Director	June 1995	Present
Shore Gold Inc.	Director	July 2005	Present

GORDON ULRICH, Retired P.Eng., – Director

Gordon Ulrich was with Luscar Ltd., a major energy company (coal mining and oil and gas development) based in western Canada for 23 years, culminating in his leadership of the company as President from 1990-2001. Under Mr. Ulrich's tenure, Luscar went public with a $500 million Initial Public Offering to form the Luscar Coal Income Fund, opened two new mines, and increased revenues two-fold to $700 million. Mr. Ulrich currently serves as a director of several corporate and community based organizations.

Mr. Ulrich is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	April 2007	Present
Blue Note Mining Inc.	Director	May 2007	Present
Forest Gate Resources Inc.	Director	June 2007	Present
Messina Minerals Inc.	Director	February 2007	Present

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director and Chairman	January 2007	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005

Company	Positions Held	From	To
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

TREVOR THOMAS, – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law for over 12 years, both in private practice environment as well as in house positions and is currently in-house counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc., he served as in house legal counsel with Placer Dome Inc.

Company	Positions Held	From	To
Anooraq Resources Corporation	Asst Secretary	November 2007	Present

MICHAEL WEEDON, MBA, B.A. – Director

Michael Weedon is a business executive and financial analyst with experience in a variety of industrial sectors, including manufacturing, insurance, technology and mining. He began his career in 1976 as a financial analyst with BF Goodrich, rising to the position of VP finance and treasurer and director of BF Goodrich Canada Inc., shortly thereafter. Since that time, he has held management positions with Loewen Group Inc. (service sector), Sherritt Inc. (mining sector), Epton Industries Inc. (technology sector), and EPI Environmental Technologies. He is currently the principal of Ascendez Advisory Services that provides business consulting, restructuring and corporate governance advice. Mr Weedon is also part-time-instructor at the British Columbia Institute of Technology. Mr. Weedon has been a director of Farallon Resources since April 2007 and is not a director of any other public companies.

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

LARRY YAU, B.Sc., MBA, CA – Chief Financial Officer

Larry Yau has B.Sc. and MBA. degrees from the University of Saskatchewan and is a registered Chartered Accountant of BC. Mr. Yau was appointed Chief Financial Officer of Farallon Resources Ltd. in December 2007 following over 17 years of comprehensive financial and business experience. Prior to the merger of Barrick Gold Corporation and Placer Dome Inc., he led the Vancouver Corporate Development Group at Placer Dome Inc., focusing on the M&A and project development areas. Earlier in his career, he was responsible for various finance and accounting activities at several prominent corporations.

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

Dick Whittington, President and Chief Executive Officer, Jeffrey R. Mason, former Secretary and Chief Financial Officer(2) and Ronald W. Thiessen, Chairman of the Board, are the “Named Executive Officers” of Farallon for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during Farallon’s three most recently completed financial years is as set out below:

Annual Compensation(1)
NAMED EXECUTIVE OFFICERS (1) Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Dick Whittington President and Chief Executive Officer	2007 2006 2005	295,781 288,750 288,750	50,000 Nil Nil	Nil Nil N/A
Ronald Thiessen Chairman	2007 2006 2005	157,338 223,981 197,911	Nil Nil Nil	Nil Nil Nil
Jeffrey Mason (2) Secretary and Chief Financial Officer	2007 2006 2005	85,533 130,429 125,994	Nil Nil Nil	Nil Nil Nil

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

(2)	Mr. Mason resigned as Secretary and Chief Financial Officer (“CFO”) on December 3, 2007. Messrs. Yau and Thomas replaced Mr. Mason as CFO and Secretary, respectively.

Long-Term Incentive Plan Awards

Farallon does not presently have a long-term incentive plan or any pension plans for its executive officers or employees nor is any such plan contemplated.

Stock Options

The share options granted to the Named Executive Officers and directors during the financial year ended June 30, 2007 were as follows:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($ / Security) (note 1)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date
Dick Whittington President, Chief Executive Officer and Director	450,000	10.1%	Cdn$0.63	Cdn$0.65	Mar 31,2012
Ron Thiessen Chairman and Director	300,000	6.8%	Cdn$0.63	Cdn$0.65	Mar 31, 2012
Jeffrey Mason Director and former Chief Financial Officer and Secretary	300,000	6.8%	Cdn$0.63	Cdn$0.65	Mar 31. 2012
David Copeland Director	300,000	6.8%	Cdn$0.63	Cdn$0.65	Mar 31, 2012
Berry Coughlan Director	300,000	6.8%	Cdn$0.63	Cdn$0.65	Mar 31, 2012
Terry Lyons Director	300,000	6.8%	Cdn$0.63	Cdn$0.65	Mar 31. 2012
Bill Stanley Director	300,000	6.8%	Cdn$0.63	Cdn$0.65	Mar 31, 2012
Gordon Ulrich Director	300,000	6.8%	Cdn$0.63	Cdn$0.65	Mar 31,2012
Michael Weedon Director	300,000	6.8%	Cdn$0.63	Cdn$0.65	Mar 31,2012

Note 1.

The exercise price of the share purchase options granted are calculated based on the five day volume weighted average price as calculated by the rules of the TSX company manual for determining market price on the date of grant.

As of the date of this Annual Report the following additional stock options have been granted to Farallon’s Named Executive Officers and directors:

Name and Principal Position	Securities Under Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($ / Security)	Expiration Date
Dick Whittington President, Chief Executive Officer and Director	700,000	54.9%	Cdn$0.70	Cdn$0.70	Dec 31,2012
Trevor Thomas Secretary	100,000	7.8%	Cdn$0.70	Cdn$0.70	Dec 31, 2012
Larry Yau Chief Financial Officer	150,000	11.8%	Cdn$0.70	Cdn$0.70	Dec 31,2012

The share options exercised by the Named Executive Officers during the financial year ended June 30, 2007 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at June 30, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options/SARs at June 30, 2007 ($) Exercisable/ Unexercisable
Dick Whittington	Nil	Nil	Nil / 450,000	Cdn$63,000
Ronald Thiessen	Nil	Nil	Nil / 300,000	Cdn$42,000
Jeffrey Mason	Nil	Nil	Nil / 300,000	Cdn$42,000

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

Committees of the Board of Directors

The Board has an Audit Committee and three additional Committees, namely, a Compensation Committee, the Nominating & Governance Committee and a Safety, Health and Environment Committee.

Audit Committee

The Board has a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The text of the audit committee charter was filed on SEDAR at www.sedar.com with the Company’s Annual Information Form and is available for viewing on the Company’s website at www.farallonresources.com. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with Canadian Multilateral Instrument MI 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Compensation Committee

The Board has established a Compensation Committee consisting of Bill Stanley, David Copeland and Barry Coughlan. The Board has a charter for the Compensation Committee to follow in carrying out its compensation related functions. This charter is available for viewing at the Company’s website at www.farallonresources.com.

The functions of the Compensation Committee includes, among other things, reviewing, on an annual basis, the compensation paid to the Company’s executive officers and to the Directors, reviewing the performance and compensation paid to the Company’s executive officers and making recommendations on compensation to the Board. In addition, the Committee is also responsible for reviewing annually the compensation plans for the Company’s non-executive staff.

Nominating & Governance Committee

The Board has established a Nominating & Governance Committee consisting of Terry Lyons, Gordon Ulrich and Michael Weedon. The Board has a charter for the Nominating & Governance Committee to follow in carrying out its nominating and governance related functions. This charter is available for viewing at the Company’s website at www.farallonresources.com.

The Nominating & Governance Committee has been given the responsibility of, among other things, developing and recommending to the Board the Company’s approach to corporate governance. This Committee has overseen the preparation of a corporate governance policies and procedures manual to provide corporate governance guidelines for the Company and to assist members of the Board in carrying out their duties. These guidelines are available for viewing at the Company’s website. The Nominating & Governance Committee will also review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Nominating & Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of Director of the Company. This function will be carried out annually by the Nominating & Governance Committee.

Safety, Health & Environment Committee

The Board has established a Safety, Health & Environment Committee consisting of Dave Copeland, Terry Lyons and Gordon Ulrich. The Board has a charter for the Safety, Health & Environment Committee to follow in carrying out its safety, health and environment related functions. This charter is available for viewing at the Company’s website www.farallonresources.com.

Board Decisions

Good governance policies require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management’s responsibilities. There is currently no specific mandate for the Board of Directors of the Company other than as described above. Any responsibility, which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs also receive the approval of the plenary Board of Directors.

Recruitment of New Directors and Assessment of Board Performance

Good governance policies require that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The corporate governance policies and procedures manual adopted by the Board in December 2007 provides for formal procedures to address governance issues, including assessing and evaluating the effectiveness of both the individual Directors as well as the Board as a whole. This function will be carried out annually by the Nominating & Governance Committee whose evaluations and assessments are then provided to the plenary Board of the Company.

D.	Employees

Many of the Company's services are provided by a related party, HDI, pursuant to a geological and management service agreement. See Item 7B. Related Parties.

E.	Share Ownership

The shareholdings of the Named Executive Officer as well as the rest of the directors and officers of Farallon as at January 10, 2008 are disclosed as follows:

Name	Position	Number & Percentage of Outstanding Common Shares Owned
David Copeland	Director	858,750 shares (0.30%)
Barry Coughlan	Director	100,000 shares (0.03%) 100,000 warrants (0.03%)
Jeffrey Mason	Director	390,000 shares (0.13%)
Ronald Thiessen	Chairman of the Board and Director	804,900 shares (0.28%)
Michael Weedon	Director	20,000 shares (0.01%)
Dick Whittington	President, Chief Executive Officer and Director	309,000 shares (0.11%) 250,000 warrants (0.09%)

Details of the stock options held by the officers and directors of the Company, at January 10, 2008, are:

			Exercise
Name	Grant Date	Expiry Date	Price	Total
Copeland D	March 31, 2006	March 31, 2011	Cdn$ 1.00	250,000
	April 03, 2007	March 31, 2012	Cdn$ 0.63	300,000
Copeland D Total				550,000
Coughlan B	March 31, 2006	March 31, 2011	Cdn$ 1.00	250,000
	April 03, 2007	March 31, 2012	Cdn$ 0.63	300,000
Coughlan B Total				550,000
Lyons T	April 03, 2007	March 31, 2012	Cdn$ 0.63	300,000
Lyons T Total				300,000

			Exercise
Name	Grant Date	Expiry Date	Price	Total
Mason J	March 31, 2006	March 31, 2011	Cdn$ 1.00	250,000
	April 03, 2007	March 31, 2012	Cdn$ 0.63	300,000
Mason J Total				550,000
Stanley, B	April 03, 2007	March 31, 2012	Cdn$ 0.63	300,000
Stanley B				300,000
Thiessen R	March 31, 2006	March 31, 2011	Cdn$ 1.00	250,000
	April 03, 2007	March 31, 2012	Cdn$ 0.63	300,000
Thiessen R Total				550,000
Thomas T	June 30, 2006	March 31, 2009	Cdn$ 0.80	15,000
	April 03, 2007	March 31, 2009	Cdn$ 0.63	10,000
	December 31, 2007	December 31, 2012	Cdn$ 0.70	100,000
Thomas, T Total				125,000
Ulrich G	April 03, 2007	March 31, 2012	Cdn$ 0.63	300,000
Ulrich G				300,000
Weedon M	April 03, 2007	March 31, 2012	Cdn$ 0.63	300,000
Weedon M				300,000
Whittington D	March 31, 2006	March 31, 2011	Cdn$ 1.00	700,000
	April 03, 2007	March 31, 2012	Cdn$ 0.63	450,000
	December 31, 2007	December 31, 2012	Cdn$ 0.70	700,000
Whittington D Total				1,850,000
Yau L	December 31, 2007	December 31, 2012	Cdn$ 0.70	150,000
Yau L Total				150,000
Grand Total				5,525,000

Each option and warrant may be exercised for one common share of Farallon at the exercise price.

As of January 10, 2008, directors and officers of Farallon as a group (11 persons) owned or controlled an aggregate of 2,482,650 shares (0.11%) of Farallon, or 8,357,350 shares (2.83%) on a diluted basis.

Stock Option Plan

For the year ended June 30, 2007, Farallon has a share purchase option compensation plan (the “Plan”) approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The Plan is based on a maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the Plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the TSX. Options may have a term of up to ten years and typically terminate 30 or 90 days following the termination of the optionee’s employment, except in the case of retirement or death depending on the position held by such option holder. Vesting of options is at the discretion of the Board at the time the options are granted. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the Plan increases.

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

Amendments to the Option Plan were approved by the Board and subsequently approved by Farallon Shareholders on December 15, 2004 and include the following:

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

On November 8, 2007 on the recommendation of the Board, certain amendments to the Plan were approved by Farallon Shareholders including the following:

(a)

All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender to such bid;

(b)

If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by any Option Plan participant is restricted by a black-out, or within 9 business days of the expiry of the option will be extended to 10 business days after the trading restrictions are lifted;

(c)	The Option Plan and outstanding options may be amended by the Board without further shareholders’ approval, in the following circumstances:

	(i)	it may make amendments which are of a typographical, grammatical or clerical nature only;

	(ii)	it may change the vesting provisions of an outstanding option;

	(iii)	it may change the termination provisions of an outstanding option granted which does not entail an extension beyond the original expiry date of such option

(iv)

it may add a cashless exercise feature whereby the Option can be deemed to be exercised without an actual cash payment, to the extent the relevant cashless portion is in-the-money. The in-the-money portion may be paid in cash or Common Shares upon its cashless exercise however, provided that the total number of Options used in the calculation of the in-the-money amount will be deemed exercised and therefore deducted from the number of Common Shares reserved under the Option Plan;

	(v)	it may make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; it may make such amendments as reduce, and do not increase, the benefits of this Option Plan to service providers; and

(d)

The Company may issue up to 500,000 shares to mine-site personnel at market price for consideration which is services or compensation in lieu of cash. That is the company will not receive cash for these shares and they will effectively be issued as a bonus. These bonus shares shall be deducted from the 10% of the outstanding shares that may be reserved for issuance as options under the share option plan.

As at January 10, 2008, an aggregate of 10,485,500 common shares of Farallon have been reserved for issuance pursuant to the following director, employee, executive officer and service provider stock options:

Incentive options
			Exercise	Number of
Optionholder Status	Date of Grant	Expiry Date	Date	Shares

Directors and Officers of	March 31, 2006	March 31, 2011	Cdn$1.00	1,700,000
the Company and its	June 30, 2006	March 31, 2009	Cdn$0.80	15,000
Subsidiaries	April 03, 2007	March 31, 2009	Cdn$0.63	10,000
	April 03, 2007	March 31, 2012	Cdn$0.63	1,650,000
	May 23,2007	March 31, 2012	Cdn$0.63	1,200,000
	December 31, 2007	December 31, 2012	Cdn$0.70	950,000
				5,525,000

Employees and	February 28, 2006	February 29, 2008	Cdn$0.74	180,000
Consultants	March 10, 2006	March 31, 2009	Cdn$0.80	621,500
	March 31, 2006	March 31, 2011	Cdn$1.00	750,000
	April 20, 2006	March 31, 2009	Cdn$0.89	40,000
	June 30, 2006	March 31, 2009	Cdn$0.80	282,500
	April 03, 2007	March 31, 2009	Cdn$0.63	559,000
	April 03,2007	March 31, 2012	Cdn$0.63	920,000
	May 23,2007	May 31, 2009	Cdn$0.63	50,000
	August 24,2007	August 24,2009	Cdn$0.63	1,232,500
	December 31, 2007	December 31, 2012	Cdn$0.70	325,000

				4,960,500
Grand Total				10,485,500

In the year ended June 30, 2007, 151,337 options were exercised at a weighted average price of Cdn$0.62.

ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Major Shareholders

Farallon is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Farallon’s knowledge, the following person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Farallon, the only class of securities with voting rights:

  Acuity Investment Management – 43.757 million Common shares or 15.1% of outstanding Common shares

For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

Geographic Breakdown of Shareholders

As of January 10, 2008, Farallon’s register of shareholder indicates that Farallon’s common shares are held as follows:

			Number of registered
		Percentage of	shareholders of
Location	Number of shares	total shares	record
Canada	272,303,751	94.0%	43
United States	16,237,760	5.6%	107
Other	1,163,807	0.4%	7
	289,705,318	100.0%	157

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

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Farallon or its predecessors during the year ended June 30, 2007 and up to the date hereof except as follows:

HDI is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The amounts billed by HDI for its services rendered and reimbursement of expenses for year ended June 30, 2007, 2006 and 2005 are as follows:

	Years ended June 30
Transactions	2007	2006	2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc. and subsidiaries	$4,737,136 $	3,833,455	$2,849,674
Hunter Dickinson Group Inc.	–	2,658	10,240
Administration cost recovery
Hunter Dickinson Inc.	96,591	103,303	95,792
Interest charged
Hunter Dickinson Inc.	–	–	–

Farallon believes that the terms of the services provided by HDI pursuant to the management and services agreement are equivalent or more favourable than the terms that Farallon would be able to negotiate in similar transactions with arms-length parties.

The amounts billed by CEC Engineering Ltd., a private company owned by a director, David J. Copeland, which provides engineering services to the Company for year ended June 30, 2007, 2006 and 2005 are as follows:

	Years ended June 30
Transactions	2007	2006	2005
Services rendered and expenses reimbursed
CEC Engineering Ltd.	$17,976	$862 $	45,236

Farallon believes that the terms of the services provided by CEC Engineering Ltd. pursuant are equivalent or more favourable than the terms that Farallon would be able to negotiate in similar transactions with arms-length parties.

Balances due to/ from HDI are non-interest bearing, unsecured and due on demand. The related party balances for the last three fiscal years are as follows:

Balances receivable (payable) at	June 30, 2007	June 30, 2006	June 30, 2005
Hunter Dickinson Inc.	$22,484	$91,049	$(100,505)
Tecnicos HD de Mexico SA de CV	–	–	2,855
Servicios HD de Mexico SA de CV	–	–	1,260
Hunter Dickinson Group Inc.	–	–	(2,727)
CEC Engineering Ltd.	–	–	(15,906)
Balances receivable (payable) to related parties	$22,484	$91,049	$(115,023)

No director or officer of Farallon has been indebted to Farallon at any time during the last three fiscal years.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Legal Proceedings

(a)	Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour.

The Nevada action was concluded in favour of the Company in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision was final and conclusive; however, in December 2005 one of the plaintiffs requested a rehearing of the matters covered by the November 16, 2005 judgement. On April 18, 2006 the Nevada Supreme Court denied the request for a rehearing.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff’s claim was without merit and ordered the plaintiff to pay Farallon’s costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff’s appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling, to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001, the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. This ruling was appealed by Mr. Hermiston and on November 6, 2007 the Company announced that a ruling of the Prosecutor General’s Office had been rendered which confirmed that there is no evidence of any criminal misconduct and that there are no grounds for any criminal prosecution against the Company or any Director of the Company.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the civil case initiated by David L. Hermiston in September 2004. In addition, the court awarded costs to Farallon. However, in early August 2007, Mr. Hermiston appealed this judgment. The Company will continue to take all steps necessary to defend against this appeal. Appeal proceedings are now in progress and are expected to last several months.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. On June 16, 2004, Wiltz filed a corresponding criminal action against the Company and certain of its directors. The Company’s attorneys have filed documents to have all of these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement.

In January 2007, Farallon’s legal representatives advised the Company that as a result of a thorough investigation by the Financial Crimes section of the Prosecutor General’s Office in Mexico City, the Mexican authorities have issued a ruling stating that there are no grounds for criminal prosecution against Farallon or any of its Directors in regards to the complaint filed by Wiltz on June 16, 2004. This ruling was properly confirmed by the Auxiliaries of the Public Prosecutor for the Federal District in December 2006 and is definitive.

This now concludes the criminal action by Wiltz Investment, S.A. The Public Prosecutor has ruled on it three times and, in each instance, has found that there is no basis for the allegations included in the Wiltz action. On two previous occasions – August 2005 and March 2006 – the Public Prosecutor similarly found that there was no basis for the allegations made by Wiltz. This latest ruling has been fully ratified and is definitive.

On November 6, 2007 the Company was advised by its legal representatives in Mexico that the Second District Court of the Fifth Circuit in Hermosillo had issued a ruling declaring that Wiltz had not proven its allegations under the civil action and that there was no justification to rescind the option agreement between Minera Summit and Farallon referenced above. Wiltz has appealed this ruling and the Company is taking necessary steps to resolve the matter.

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

	High	Low
	(Cdn $)	(Cdn $)
Annual (fiscal year)
2008 (to January 10, 2008)	0.92	0.54
2007	0.80	0.41
2006	1.03	0.43
2005	1.11	0.51
2004	1.37	0.50
2003	0.86	0.20

Quarterly
Fiscal 2008
Second Quarter	0.81	0.63
First Quarter	0.92	0.54
Fiscal 2007
Fourth Quarter	0.78	0.57
Third Quarter	0.67	0.44
Second Quarter	0.69	0.42
First Quarter	0.80	0.41
Fiscal 2006
Fourth Quarter	1.03	0.65
Third Quarter	0.87	0.64
Second Quarter	0.66	0.43
First Quarter	0.68	0.47

Monthly
December 2007	0.71	0.65
November 2007	0.80	0.67
October 2007	0.81	0.63
September 2007	0.72	0.61
August 2007	0.84	0.54
July 2007	0.92	0.74

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The Business Corporations Act (British Columbia) was adopted in British Columbia in 2004 and is now in effect. The Business Corporations Act replaces the Company Act (British Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. There is a mandatory transition process under the Business Corporations Act, so that all companies comply with the new regulations. Farallon had until March 29, 2006 to file a transition application with the Corporate Registry in British Columbia, which includes bringing its charter documents into conformity with the Business Corporations Act. As part of its transition, Farallon filed a Notice of Articles with the British Columbia Registrar of Companies on January 20, 2005.

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

In order to take full advantage of the flexibility offered by the BCA, Farallon’s board of directors proposed removal of the Pre-existing Company Provisions in connection with the adoption by Farallon of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at a meeting of the shareholders of the Company, present in person or by proxy. This approval of the shareholders by special resolution was obtained at the annual general meeting of the shareholders of Farallon held on December 15, 2005. The removal of the Pre-existing Company Provisions became effective upon the filing of a Notice of Alteration to Farallon’s Articles with the British Columbia Registrar of Companies on February 10, 2006. Farallon’s shareholders also approved by special resolution the adoption of a new form of Articles (the "Articles"). The Articles were adopted by Farallon with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act. These Articles became effective on February 10, 2006.

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

The Articles provide that Farallon must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of Farallon. Shareholders meetings are governed by the Articles of Farallon but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “Securities Act”) and the Business Corporations Act. The Articles provide that Farallon will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the Business Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Farallon makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the Business Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Farallon must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

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

7.	Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Farallon’s Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of Farallon. Farallon has implemented a shareholders' rights plan (“The Rights Plan”) in connection with possible take-overs which was approved by the Company’s shareholders on November 8, 2007. Apart from The Rights Plan, Farallon does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Farallon's material agreements giving special rights to any person on a change in control.

Rider 1 – Summary of Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issue of Rights

The Company will issue one right (a “Right”) in respect of each Common Share outstanding at October 3, 2007 (the “Record Time”). The Company will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of Cdn$7 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take-over bid, unless those securities have been taken up or paid for;

(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

(i)	holds those Common Shares in the ordinary course of its business for the account of others;

(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan;

(b)	immediately after the Company’s annual meeting of Shareholders to be held in 2010 unless at such meeting the duration of the Rights Plan is extended; and

(c)	180 days after the date of the Rights Plan if the Rights Plan is not ratified by Shareholders in accordance with the requirements of the TSX.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the Common Shares may be taken up or paid for under any prior bid in existence at the date of such Competing Permitted Bid; and then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of Cdn$0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or

Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Company.

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

The material contracts otherwise not in the ordinary course of business to which Farallon is a party which were entered into during the last two years are as follows:

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

3.	Agency Agreement dated December 14, 2006 among Farallon, Paradigm Capital Inc. (“Paradigm”), Canaccord Capital Corporation (“Canaccord”)and MGI Securities Inc. (“MGI”).

4.	Underwriting Agreement dated December 3, 2007 among Farallon, Pariadigm, Canaccord, MGI and Raymond James Ltd.

5.	Shareholders’ Rights Agreement dated October 3, 2007 between Farallon and Computershare Investor Services Inc.

D.	Exchange Controls

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

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Farallon's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of, or are controlled by nationals of, member states of the World Trade Organization) when Farallon was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Farallon and the value of the assets of Farallon, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Farallon. An investment in the Common Shares of

Farallon by a WTO Investor, or by a non-Canadian when Farallon was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Farallon and the value of the assets of Farallon, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds Cdn$250 million. A non-Canadian would acquire control of Farallon for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of Farallon. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of Farallon unless it could be established that, on the acquisition, Farallon was not controlled in fact by the acquiror through the ownership of the Common Shares.

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

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty provided the value of such shares at the time of disposition is not derived principally from real property situated in Canada and certain other conditions are met. The value of Farallon's common shares is not currently derived principally from real property situated in Canada.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Farallon may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," and “general income”. Dividends distributed by Farallon will generally constitute "passive income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Farallon should consult their own tax advisors regarding their individual circumstances.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Farallon appears to have been a PFIC for the fiscal year ended June 30, 2006, and at least certain prior fiscal years. In addition, Farallon expects to qualify as a PFIC for the fiscal year ending June 30, 2007 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Farallon is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of June 30, 2007, being the date of the Company's most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, J.R.H. (Dick) Whittington, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out the evaluation.

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

During the Company's most recently completed fiscal year ended June 30, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

Composition of the Audit Committee

The members of the audit committee are Barry Coughlan, Bill Stanley and Michael Weedon.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgment. All of the audit committee members are considered independent in terms of MI52-110.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All of the audit committee members are financially literate as defined in MI52-110. Mr. Weedon is the designated “financial expert” by virtue of his work experience and his education, which includes a masters degree in business administration.

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

Farallon has adopted a code of ethics that applies to Farallon's chief executive officer, the chief financial officer, other members of senior management and to employees and consultants generally which is included in the corporate governance policies and procedures manual adopted by the Board of the Company in December, 2007 (The “Code of Ethics”). As adopted, the Company's Code of Ethics sets forth standards that are designed, among other things, to prevent wrongdoing and to promote:

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

If any person becomes aware of a breach, or suspected breach, of the Code of Ethics, that person must report it immediately to his or her manager and Farallon’s corporate secretary for action. If this is inappropriate or uncomfortable for the individual, the breach, or suspected breach, should be reported to another member of the senior management team and the corporate secretary for action. The Code of Ethics forms part of the conditions of employment for every one of Farallon’s employees and officers, and also applies to its directors and contractors. Failure to comply with the Code of Ethics can result in disciplinary action including, where appropriate, dismissal.

The Code of Ethics is attached as an exhibit to this Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by KPMG LLP to Farallon in 2007. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table:

Nature of Services	Fees paid to auditor in year ended June 30, 2007	Fees paid to auditor in year ended June 30, 2006
Audit Fees (1)	Cdn$ 129,950	Cdn$ 141,000
Audit-Related Fees (2)	–	–
Tax Fees (3)	–	4,250
All Other Fees (4)	–	–
Total	Cdn$ 129,950	Cdn$ 145,250

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

4.	"All Other Fees" include all other non-audit services.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Audited financial statements of Farallon Resources Ltd. for the fiscal years ended June 30, 2007, 2006, and 2005 comprised of the following are included herein:

(a)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at June 30, 2007 and 2006; consolidated statements of operations and deficit, and cash flows for each of the years ended June 30, 2007, 2006, and 2005;

	(b)	Consolidated Balance Sheets as at June 30, 2007 and 2006;

	(c)	Consolidated Statements of Operations and Deficit for each of the years June 30, 2007, 2006, and 2005;

	(d)	Consolidated Statements of Cash Flows for the years ended June 30, 2007, 2006, and 2005; and

	(e)	Notes to the consolidated financial statements.

ITEM 18	FINANCIAL STATEMENTS

Not Applicable. See Item 17.

ITEM 19	EXHIBITS

The following exhibits which are incorporated by reference herein have been filed with previously-filed Form 20-F Registration Statement:

Exhibit
Number	Description
1.01	Certificate of Incorporation dated July 1991 (1)
1.02	Articles dated July 1991 (1)
1.03	Notice of Articles dated January 2005 (1)
1.04	Notice of Alteration to Notice of Articles dated February 2006 (2)
1.05	Notice of Article issued February 10, 2006 (2)
1.06	Articles effective February 10, 2006 (2)
4.01	Geological, Management and Administration Services Agreement between Farallon Resources Ltd. and Hunter Dickinson Inc. dated December 31, 1996 (1)
4.02	Stock Option Plan dated December 15, 2004 (1)
4.03	Form of share purchase warrant issued in connection with the Company’s December 2003 private placement of units (2)
4.04	Form of share purchase warrant issued in connection with the Company’s December 2004 private placement of units (2)
4.05

Offering of 160,000,000 subscription receipts at a price of Cdn$0.50 per subscription receipt, each representing the right to receive one common share and one-half of one common share purchase warrant dated December 14, 2006 (4).

4.06	Private Placement subscription agreement of 18.75 million units at Cdn$0.40 per unit dated for reference October 12, 2006 (4)
4.07	Agency Agreement dated December 14, 2006 among Farallon, Paradigm Capital Inc., Canaccord Capital Corporation and MGI Securities Inc. (4)

(1)	Filed as an exhibit to the Form 20-F Registration Statement filed on December 17, 2005
(2)	Filed as an exhibit to Amendment No. 1 to Form 20-F Registration Statement filed on March 7, 2006.
(3)	Filed as an exhibit to Amendment No. 2 to Form 20-F Registration Statement filed on July 6, 2006.
(4)	Filed as an exhibit to Form 20-F Annual Report filed on January 16, 2007.

The following exhibits are filed with this Form 20-F Annual Report:

4.08	Public offering of 28,572,000 common shares at a price of Cdn$0.70 per share dated for reference January 9, 2008.

4.09	Private Placement subscription agreement for 7,143,00 common shares at Cdn$0.70 per share.
4.10	Underwriting Agreement dated December 3, 2007 among Farallon, Paradigm Capital Inc., Canaccord Capital Corporation, MGI Securities Inc. and Raymond James Limited.
4.11	Shareholders Rights Agreement dated October 3, 2007 between Farallon and Computershare Investor Services Inc.
11.01	Code of Ethics.
12.1	Section 302 Certification - CEO
12.2	Section 302 Certification - CFO
13.1	Section 906 Certification - CEO
13.2	Section 906 Certification - CFO
15.1	Consent of Technical Expert – David Stone, P.Eng.
15.2	Consent of Technical Expert – Stephen Godden, C.Eng, FIMMM.
15.3	Consent of Technical Expert – David Gaunt, P.Geo.
15.4	Consent of Technical Expert – Qingping Deng, Ph.D., C.P.Geol.
99.1

Consolidated balance sheets as at June 30, 2007 and 2006; consolidated statements of operations and deficit, and cash flows for the years ended June 30, 2007, 2006, and 2005, together with Report of Independent Public Accounting Firm thereon;

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FARALLON RESOURCES LTD.

Per:

/s/ Dick Whittington

DICK WHITTINGTON, PEng.
Director, President, and Chief Executive Officer
DATED: January 10, 2008