Form 20-F/A
period 2007-06-30
Farallon Resources Ltd.
filed 2008-01-17
CIK 1342645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

NOT APPLICABLE

EXPLANATORY NOTE

Explanation of amendment on Farallon Resources Ltd. Annual Report on Form 20-F/A Amendment No.1 for the fiscal year ended June 30, 2007:

The original Annual Report on Form 20-F filed on EDGAR on January 15, 2008 did not contain the attachment for the Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at June 30, 2007 and 2006; consolidated statements of operations and deficit, and cash flows for each of the years ended June 30, 2007, 2006, and 2005. This has been included in the Annual Report on Form 20-F/A Amendment No.1

All other financial and other information contained in the originally filed Annual Report on Form 20-F remains unchanged.

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

4.06	Private Placement subscription agreement of 18.75 million units at Cdn$0.40 per unit dated for reference October 12, 2006 (4)
4.07	Agency Agreement dated December 14, 2006 among Farallon, Paradigm Capital Inc., Canaccord Capital Corporation and MGI Securities Inc. (4)

(1)	Filed as an exhibit to the Form 20-F Registration Statement filed on December 17, 2005
(2)	Filed as an exhibit to Amendment No. 1 to Form 20-F Registration Statement filed on March 7, 2006.
(3)	Filed as an exhibit to Amendment No. 2 to Form 20-F Registration Statement filed on July 6, 2006.
(4)	Filed as an exhibit to Form 20-F Annual Report filed on January 16, 2007.

The following exhibits are filed with this Form 20-F Annual Report:

4.08	Public offering of 28,572,000 common shares at a price of Cdn$0.70 per share dated for reference January 9, 2008. (1)

4.09	Private Placement subscription agreement for 7,143,00 common shares at Cdn$0.70 per share. (1)
4.10	Underwriting Agreement dated December 3, 2007 among Farallon, Paradigm Capital Inc., Canaccord Capital Corporation, MGI Securities Inc. and Raymond James Limited. (1)
4.11	Shareholders Rights Agreement dated October 3, 2007 between Farallon and Computershare Investor Services Inc. (1)
11.01	Code of Ethics. (1)
12.1	Section 302 Certification - CEO
12.2	Section 302 Certification - CFO
13.1	Section 906 Certification - CEO
13.2	Section 906 Certification - CFO
15.1	Consent of Technical Expert – David Stone, P.Eng. (1)
15.2	Consent of Technical Expert – Stephen Godden, C.Eng, FIMMM. (1)
15.3	Consent of Technical Expert – David Gaunt, P.Geo. (1)
15.4	Consent of Technical Expert – Qingping Deng, Ph.D., C.P.Geol. (1)
99.1

Consolidated balance sheets as at June 30, 2007 and 2006; consolidated statements of operations and deficit, and cash flows for the years ended June 30, 2007, 2006, and 2005, together with Report of Independent Public Accounting Firm thereon;

(1)	Previously filed on Form 20-F as filed on January 15, 2008.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FARALLON RESOURCES LTD.

Per:

/s/ Dick Whittington

DICK WHITTINGTON, PEng.
Director, President, and Chief Executive Officer
DATED: January 10, 2008