Form 40-F
period 2008-06-30
Farallon Resources Ltd.
filed 2008-10-03
CIK 1342645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

Commission File Number: 000-51641

FARALLON RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

British Columbia Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 428, 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
(604) 638-2050
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	Over-The-Counter Bulletin Board (“OTC-BB”)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual Information Form                                   [X]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 350,692,354 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).
If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [   ]      No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]      No [   ]

INTRODUCTORY INFORMATION

In this annual report, references to the “Company” or “Farallon” mean Farallon Resources Ltd. and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in United States dollars and all references to “$” mean United States dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended June 30, 2008;

  the Company’s Audited Consolidated Financial Statements as at June 30, 2008 and 2007 and for each of the years in the three-year period ended June 30, 2008;

  the Company’s Management Discussion and Analysis for the year ended June 30, 2008; and

  the Company’s Supplementary note entitled – “Differences between Canadian and United States Generally Accepted Accounting Principles” as at June 30, 2008 and 2007 and for each of the years in the three-year period ended June 30, 2008.

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding the Company’s intent, belief or current expectations and those of the Company’s management. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements include, among others, statements regarding:

  the Company’s acquisition plans;

  the Company’s expected financial performance in future periods;

  the Company’s plan of operations, including its plans to carry out exploration and development activities;

  the Company’s statement of mineral resources and reserves;

  factors relating to the Company’s investment decisions.

Certain of the assumptions the Company has made include assumptions regarding, among other things:

  future commodity prices;

  the cost of carrying out exploration and development activities on the Company’s mineral property;

  the Company’s ability to obtain and keep the necessary expertise in order to carry out its mining operations and exploration and development activities within the planned time periods;

  the Company’s ability to obtain adequate financing on acceptable terms; and

  the Company’s ability to keep mining permits and mineral claims.

Some of the risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed in the Company’s forward-looking statements include:

  the speculative nature of the mining business;

  the exploration and development stages of the Company’s mineral project;

  the Company's ability to recover the financial statement carrying values of its Property, Plant and Equipment if it ceases to continue on a going concern basis;

  loss of the services of any of the Company’s executive officers;

  the Company's ability to obtain skilled employees to run mining operations;

  the volatility of zinc, copper, lead, silver, and gold;

  changes in, or the introduction of, government regulations relating to mining, including laws and regulations relating to the protection of the environment;

  potential claims by third parties to the Company’s mining property;

  the Company’s ability to obtain adequate insurance for its operations;

  the highly competitive nature of the Company’s business;

  fluctuations in exchange rates;

  the historical volatility in the Company’s share price;

  potential legal claims relating to the Company’s project;

  the Company’s ability to obtain adequate financing for the further exploration and development of its mineral property and the potential dilution to the Company’s shareholders from any future equity financings; and

  the potential dilution to the Company’s shareholders from the exercise of outstanding options and warrants to purchase its shares.

Readers are referred to the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company assumes no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The documents that have been incorporated by reference into this annual report use the terms “measured resources”, “indicated resources” and “inferred resources”. These resource estimates have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects

and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirement of the United States Securities and Exchange Commission (the “SEC”). Investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including Canadian National Instrument 43-101, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and all permits are in hand or are expected to be issued in the near future. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this annual report is economically or legally mineable. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.

Disclosure of “contained ounces” in mineral resources is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not qualify as “reserves” as in place tonnage and grade without reference to unit measures. For all of the above reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our reserves and resources may not be comparable to information made public by U.S. domestic issuers.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this annual report have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. domestic issuers.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the SEC. The Company’s Supplementary Note “Differences between Canadian and United States Generally Accepted Accounting Principles” that is incorporated by reference herein, supplements the Company’s financial statements set forth in this Form 40-F. This section and the Supplementary Note should be read in conjunction with the consolidated financial statements of the Company as at June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006, as set forth in this Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

While our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance of effectiveness, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of June 30, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

During the fourth quarter, the Company had a material change in its controls over financial reporting. The Company hired a Chief Financial Officer and a Corporate Controller (the “Financial Managers”). Upon their review of the fourth quarter and the annual financial statements, the Financial Managers recognized that there were expenditures that demonstrated the characteristics of property, plant and equipment that had not been capitalized in prior quarters. Expenditures totalling $28.4 million relating to the construction of the mill, tailings dam, mine camp, buildings, land and improvements and road access were expensed as exploration and pre-development expenditures at its G9 deposit at Campo Morado, The Company is currently incurring some expenditures as if a positive production decision has been made. The Financial

Managers believe that capitalizing these expenditures better reflects their true nature. Fully amended quarterly financial statements and related management discussion and analysis by quarter for the first three quarters ended September 30, 2007, December 31, 2007 and March 31, 2008 will be restated and publicly filed at www.sedar.com and www.sec.gov, shortly after the filing of the annual financial statements.

Other than the material change noted in the above, no other changes in internal controls over financial reporting occurred during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

AUDIT COMMITTEE

The Company’s Board of Directors has established a separately-designated Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s annual financial statements. As at the date of this annual report, the Audit Committee was comprised of Michael Weedon, Bill Stanley, and Barry Coughlan.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Michael Weedon, a member of the Audit Committee of the board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the OTC - BB.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed by the Company’s independent auditors for each of the Company’s last two fiscal years:

	Year Ended June 30
	2008	2007
Audit Fees	$228,180	$129,950
Audit Related Fees	–	–
Tax Fees	–	–
All Other Fees	–	–
Total	$228,180	$129,950

Audit Fees

Audit fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for employee benefit audits, due diligence assistance, consultations on proposed transactions, internal control reviews and audit and attestation services not required under applicable law, rules and regulations.

Tax Fees

Tax fees are fees for professional services rendered by the Company’s independent auditors for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

Audit Committee Pre-Approval Policies

The Company’s management requests approval from the Audit Committee of the Company’s board for non-audit services from the Company’s independent auditors. The Audit Committee pre-approves all audit and all such services with set maximum dollar limits. In considering these requests, the Audit Committee assesses, among other things, whether the non-audit services requested would be considered prohibited services as contemplated by the SEC, and whether the non-audit services requested and related fees could impair the independence of the Company’s auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Other than disclosed in the notes to the consolidated financial statements, the Company did not have any material contractual obligations as at June 30, 2008.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to its officers, employees and directors and promotes, among other things, honest and ethical conduct. The code also promotes compliance by the Company’s Chief Executive Officer, Chief Financial Officer and other senior finance staff with the Sarbanes-Oxley Act of 2002. Investors may view the Company’s Code of Ethics, which is included as a part of the Company’s Governance Policies and Procedures Manual, on the Company’s web site at www.farallonresources.com.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2008.	Farallon Resources Ltd.

/s/ J.R.H. (Dick) Whittington
By: ___________________________________________
Dick Whittington
Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form of the Company for the year ended June 30, 2008

99.6

Audited consolidated balance sheets as at June 30, 2008 and 2007 and consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year ended and for each of the years in the three-year period ended June 30, 2008, including the notes thereto and report of our independent registered public accounting firm thereon

99.7	Management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2008

99.8

Supplementary Note entitled – “Differences between Canadian and United States Generally Accepted Accounting Principles” as at June 30, 2008 and 2007 and for each of the years in the three year period ended June 30, 2008

99.9	Consent of KPMG LLP

99.10	Consent of Qinping Deng

99.11	Consent of James David Gaunt

99.12	Consent of Stephen J. Godden

99.13	Consent of David M.R. Stone

99.14	Consent of Peter Taggart